
13002188

Expand. Transform. Grow.

a pattern of success


Heritage

Heritage Financial Group
Annual Report | 2012



Heritage Financial Group, Inc. is the holding company for HeritageBank of the South, a community-oriented bank that as of December 31, 2012, served primarily Georgia, North Central Florida and Eastern Alabama through 20 full-service branch locations, 13 mortgage offices, and 4 investment offices. In March 2013, the Bank completed its third FDIC-assisted whole bank acquisition, which increased to 29 the number of full-service branch locations for HeritageBank of the South and extended its footprint westward into the Birmingham area. For more information about the Company, visit HeritageBank of the South on the Web at www.eheritagebank.com and see Investors.

Financial Highlights

(dollars in thousands, except per share amounts)	2012	2011
Financial position at December 31,		
Total assets	$ 1,097,506	$ 1,089,852
Loans receivable	670,004	560,620
Allowance for loan losses	9,061	7,494
Total deposits	869,554	884,187
Total shareholders' equity	120,649	124,136
Book value per share	15.49	15.01
Tangible book value per share	14.95	14.42
Operations for the year ended December 31,		
Net interest income	$ 47,125	$ 29,099
Provision for loan losses	5,930	2,895
Net interest income after provision for loan losses	41,195	26,204
Non-interest income	13,696	17,467
Non-interest expense	45,549	38,746
Income before income taxes	9,342	4,925
Income tax expense	2,585	1,100
Net income	$ 6,757	$ 3,825
Basic and diluted earnings per share	$ 0.85	$ 0.47
Cash dividends per share	$ 0.36	$ 0.12

Letter to Stockholders

During the past year, we continued to build on a solid foundation, pursuing several strategic initiatives to expand our company and increase efficiencies in our operations.

Importantly, we accomplished this while continually raising the quality of the banking experience at HeritageBank of the South in our markets. As a result, our loan portfolio increased significantly during 2012, both organically and from acquisitions, and we achieved another year of strong earnings growth.

Financial Review

Diluted earnings per share for 2012 increased 81% to $0.85 from $0.47 for 2011. As mentioned last year, these results included special items not directly associated with our operations. In analyzing our progress as a company and to better gauge the strength of our operations, we believe it is useful to exclude these items for the purposes of comparability and clarity. Accordingly, adjusted diluted earnings per share, which excludes special items, increased more than threefold to $0.67 for 2012 from $0.19 for 2011.

On top of strong contributions from our mortgage banking and brokerage departments, the continued expansion of our loan portfolio in 2012 was a major driver for the Company's improved earnings. During 2012, our non-FDIC portfolio (our core loan portfolio) increased $151.3 million or 35% from December 31, 2011. Importantly, virtually all of this growth was organic.

As part of our efforts to streamline operations, improve efficiencies and position the Company for continued earnings growth, we implemented several expense management initiatives during the second half of 2012. These involved an early retirement program for some team members and the closing of two branches that were acquired in FDIC-assisted acquisitions. By optimizing our footprint in this way, we hope to better serve our customers from nearby branches without sacrificing convenience. Together, these initiatives are expected to save approximately $1.2 million annually beginning in 2013.

Capital Management

Much of our success in past years, especially during the recent recession, can be traced to the Company's continued strong capital position, which enabled us to weather the economic downturn while pursuing our strategies for growth and expansion. Again in 2012, we ended the year with a strong capital base, as the Company's risk-based capital ratio totaled more than 18% – well ahead of the required minimum of 10% to be considered well capitalized.

Against the backdrop of such capital strength, the Company took a number of steps during 2012 to enhance stockholder value. First, the Company repurchased a total of 672,000 shares of common stock under its stock repurchase program. At year's end, we had remaining authorization to repurchase approximately 324,000 additional shares under this program. Second, we increased our routine cash dividends 33% in 2012 to $0.16 per share. Additionally, facing the fiscal and taxation uncertainties present as 2012 came to an end, our Board of Directors decided to pay a one-time special cash dividend of $0.20 per share in December 2012, which increased the total payout for 2012 to $0.36 per share. The special dividend was equivalent to and in lieu of regular quarterly dividends that we anticipate would have been paid in 2013. We intend to resume paying quarterly cash dividends in 2014.

Lastly, during 2012, we filed a shelf offering with the Securities and Exchange Commission to offer in the future up to $60 million of common stock, preferred stock and/or other securities. Against the backdrop of a shifting landscape in banking, this shelf registration provides us with additional flexibility to capitalize on growth opportunities as they emerge.



Market Expansion

In April 2012, we expanded our presence in Macon, Georgia, establishing a new commercial banking office under the leadership of Hughes Pinson. Hughes, a 20-year veteran of the financial industry in Macon, became our Regional President for that market. We have had our sights on the Macon market for some time because of its strategic location in the context of our banking footprint and its vibrant growth and demographics, so our ability to attract Hughes to our organization to head this expansion was a real opportunity for us. We are excited by what we have seen in Macon during this first year.

Also in April, we announced our purchase of a single branch in Auburn, Alabama, marking our first entry into that state. With this branch purchase, we added approximately $11 million in loans and approximately $18 million in deposits. The Auburn-Opelika market, less than 125 miles from our core market in Albany, is very attractive for our bank. It is a strong and diverse area that is home to Auburn University and a burgeoning auto manufacturing and supply industry anchored by a Kia Motors manufacturing plant nearby. Together, these conditions make the Auburn-Opelika MSA one of the most attractive markets in the state.

Speaking of the Auburn market, we recently seized an attractive opportunity to strengthen our new presence there and capitalize on further opportunities in Alabama through the acquisition of LaGrange, Georgia-based Frontier Bank, our fourth FDIC-assisted transaction. Three of Frontier Bank's branches are strategically located for HeritageBank of the South along the 40-mile corridor between LaGrange and Auburn. Six additional branches are located south and southeast of Birmingham, making possible our expansion westward to one of the major metropolitan markets in the state. As a result of this acquisition, which was subject to an asset purchase discount of $34.8 million, but did not involve a loss-share agreement, HeritageBank of the South assumed approximately $224 million in deposits and acquired approximately $111 million in loans. We did not acquire any of Frontier Bank's other real estate owned as of the bid valuation date, which limited the risk structure of the transaction.

Conclusion

As we look ahead to the coming year, we do so with a sense of confidence in the fundamental strength of our operations and potential we see across our markets in Georgia, Alabama and Florida. Clearly, we expect to face ongoing challenges in 2013 with respect to the competitive landscape and interest rate environment. Still, we are pleased with the progress we have achieved in integrating recent acquisitions, expanding our footprint in the Southeast, and managing future expenses. This success will create new opportunities for the Company and enhanced value for you, our stockholders. We appreciate your continued support and interest in Heritage Financial Group.

Sincerely,

O. Leonard Dorminey

O. Leonard Dorminey
President and Chief Executive Officer

Expanding our brand.

Organic growth remains a cornerstone in our expansion strategy, as illustrated by our 2012 opening of a commercial banking office in thriving Macon, Georgia. In the past, we have augmented this organic growth through opportunistic acquisitions that in-fill our banking footprint and leverage our resources and capabilities. During 2012, we marked our initial entry into the State of Alabama with the acquisition of a single branch office in the attractive and dynamic market of Auburn, Alabama. In March 2013, we followed up on that transaction with the FDIC-assisted acquisition of Frontier bank and its nine branch locations, with three of these advantageously overlaying our presence in the Auburn area and six others that extend our reach to new markets in suburban Birmingham.


LOFTS

2009 Current

Banking Mortgage Investment



Hughes Pinson, President of our Macon Region (right) with local developer Jim Dawes.

Start with a Great Menu.

Doug and Deborah Durden, licensees for three Zaxby's restaurants in the Albany area, know a good thing when they see it. They were attracted to the Zaxby's concept by a great menu, the proven brand, its solid financial performance and an attractive potential for growth.

For almost 60 years, similar qualities have attracted our customers to HeritageBank of the South – its strong and expanding lineup of services and products, a record for financial strength, and our ability to understand and address the changing needs of customers like the Durdens. As we have continued to grow – ending 2012 with almost $1.1 billion in assets, the highest year-end amount in our history – we also have worked to maintain a strong capital position, one that gives confidence to our customers and supports our business development strategies. As a result, we have remained opportunistic in capitalizing on bank and branch acquisitions that take us to new and attractive markets and extend our reach to new customers.


PLACE ORDERS HERE
PICK UP ONLINE ORDERS HERE
ZAXBY'S


Capitalizing on opportunities.

While the dominant portion of our business reflects retail and commercial banking, we are pleased to have developed significant revenue sources outside this core, like mortgage lending. Such revenue streams provide balance to our overall operations and help maximize stockholder returns over the long-term; certainly, our HeritgeBank Mortgage division contributed significantly to our 2012 results. Since late 2010, we have made a concerted effort to grow this successful division, expanding it in terms of both geographic reach and breadth of services. Last year was no different as we further strengthened our management team and entered two new markets, expanding our network of mortgage lenders to a total of 12 offices today and positioning the division for accelerated growth.



During 2012, we rebranded our mortgage division as HeritageBank Mortgage and strengthened its management team with the addition of Stephen Cannon (standing left) and Brent Harrell (standing right) as Co-Presidents. Additionally, Patrick Huefner (seated center) joined HeritageBank Mortgage as Executive Vice President – Director of Secondary Market Operations.

Good for the Community.

Those who know Dr. Carly Thomas, a pediatric dentist in Valdosta, call her simply Dr. Carly. Her easy, disarming and approachable style makes her a hit with the children and, cleverly, an even more effective dentist and a greater asset to the community.

With deep and extensive roots in our region, we too know the great benefits that committed and involved communities can return to their constituencies. We recognize the importance of having a strong sense of community. We know how to help build up the communities we serve through the direct and substantial involvement of our employees in many community-oriented organizations and through the sponsorship of special events across our markets. Most important, we understand our role as one of the region's premier community banks, possessing an up-close and personal understanding of the vision and aspirations of customers that range from business owners to hard-working families, and providing the experience and services to help them reach their dreams.





Broadening horizons.

The future: the next frontier; the uncertainty of tomorrow. Whether we are 25, 45, or 65, most of us increasingly recognize the critical importance of saving and investing to protect our future. A secure outlook and a comfortable retirement depend greatly on a lifetime of solid financial planning and wise investment counsel. At HeritageBank of the South, we understand our customers' long-term objectives and their apprehension about the future, that's why we formed and have continued to build our investment management and advisory services. Offering an array of investment options and skilled advice, all backed by an unparalleled understanding of our customers' goals, we provide valuable assistance to those eyeing retirement – from a distance of decades or the here and now.

Robert "Bucky" Leach (left), Senior Vice President and Director of Investment Banking, and his customer, Steve Shephard.

BOARD OF DIRECTORS AND OFFICERS

Board of Directors of Heritage Financial Group, Inc. and HeritageBank of the South

Antone D. Lehr, Chairman ■●★
Retired, Former owner of Computer Showcase

Joseph C. Burger, Jr., Vice Chairman ■●◆★
Retired, Former Associate Professor of Accounting and Finance
University System of Georgia

J. Edward Cassity ●
Major General, Retired
United States Marine Corps

O. Leonard Dorminey ■●
President
Chief Executive Officer
Heritage Financial Group, Inc.

J. Keith Land ■▲
Planning Manager
Coats and Clark
(a textile manufacturer)

Douglas J. McGinley ■●◆★▲
Retired, Former Director, Dougherty County Jail Facility
Dougherty County, Georgia

James H. Moore, III ●
Managing Partner
Moore, Clarke, DuVall & Rodgers, P.C.

Hubert F. Scott, Jr. ●
Real Estate Investments
and Property Management

Fred F. Sharpe ●
President
U-Save-It Pharmacy, Inc.

Carol W. Slappey ■●
Executive Vice President
Heritage Financial Group, Inc.

J. Lee Stanley ■◆▲
Retired, Senior Magistrate Judge and Chief Appraiser
Lee County, Georgia

■ Director of Heritage Financial Group, Inc.
● Director of HeritageBank of the South
◆ Member of Audit Committee
★ Member of Compensation Committee
▲ Member of Nominating Committee



(L-R: Stanley, Burger, Moore, Slappey, Cassity, Scott, Sharpe, Dorminey, McGinley, Land, Lehr)

Executive Officers of Heritage Financial Group, Inc. and HeritageBank of the South

O. Leonard Dorminey
President and Chief Executive Officer, Heritage Financial Group, Inc.
Chief Executive Officer HeritageBank of the South

David A. Durland
Executive Vice President
Chief Banking Officer

T. Heath Fountain
Executive Vice President
Chief Financial Officer
Chief Administrative Officer

Carol W. Slappey
Executive Vice President
President, Heritage Financial Group, Inc.
President – Albany Region and Chief Retail Administration Officer
HeritageBank of the South

O. Mitchell Smith
Executive Vice President
Chief Credit Officer


Dorminey


Durland


Fountain


Slappey


Smith

Senior Management

Frances L. Boring
President
Ocala

H. Edwards Hutchinson, III
President
Valdosta Region

Gary L. Johnson
President
Southeast Georgia Region

Michael H. Mann
President
Auburn

D. Hughes Pinson
President
Macon Region

James E. Wilson
President
Lee County

Stephen M. Cannon
HeritageBank Mortgage Co-President

J. Brent Harrell
HeritageBank Mortgage Co-President

Robin C. Glass
Senior Vice President
Director of Loan Operations

Robert E. Krimmel
Senior Vice President
Chief Accounting Officer

Robert L. Leach
Senior Vice President
Director of Investment Banking

Rick T. Stone
Senior Vice President
Albany Commercial

Gregory H. Walls
Senior Vice President
Chief Information Officer

Kristin C. Harris
Group Vice President
Director of Internal Audit and Compliance

Mary Elizabeth Hobby
Vice President
Director of Marketing

Joy M. Parrish
Group Vice President
Director of Deposit Operations

Lawrence A. Whitley
Vice President
Director of Human Resources


Boring


Hutchinson


Johnson


Mann


Pinson


Wilson


Cannon


Harrell


Glass


Krimmel


Leach


Stone


Walls


Harris


Hobby


Parrish


Whitley

LOCATIONS, MARCH 31, 2013



GEORGIA
- Adel
- Albany (3)
- Baxley
- Hazelhurst
- LaGrange
- Lee County
- Macon
- Port Wentworth
- Reidsville
- Rincon
- Springfield
- Statesboro (2)
- Sylvester
- Valdosta

ALABAMA
- Auburn (2)
- Chelsea
- Childersburg
- Pelham
- Payton
- Sylacauga
- Valley
- Vincent

FLORIDA
- Ocala (2)
- Lake City



GEORGIA
- Albany
- Alpharetta
- Atlanta-Buckhead
- Gainesville
- LaGrange
- Macon
- McDonough
- Rincon
- Statesboro
- Valdosta

ALABAMA
- Auburn

FLORIDA
- Ocala



GEORGIA
- Albany
- Lee County
- Statesboro

FLORIDA
- Ocala


Atlanta
Birmingham
Statesboro
Montgomery
Albany
Valdosta
Tallahassee
Lake City
Ocala

Financial Section

Heritage Financial Group, Inc.

Selected Consolidated Financial Information

The summary financial information presented below is derived in part from the consolidated financial statements of Heritage and its subsidiary. The information at December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011, and 2010 is derived in part from the audited consolidated financial statements of Heritage that are included in Item 8. The information at December 31, 2009 and 2008, and for the years ended December 31, 2008 and 2007, is derived in part from audited consolidated financial statements that are not included in this Form 10-K. However, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of the operations for the unaudited periods have been made. The following information is only a summary, and you should read it in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and and our audited financial statements included in this report.

	December 31,				
(In thousands)	2012	2011	2010	2009	2008
Selected Financial Condition Data:					
Total assets	**$ 1,097,506**	$ 1,089,852	$ 755,436	$ 571,948	$ 502,058
Loans, net	**660,943**	553,126	410,896	328,078	297,537
Securities available for sale, at fair value:					
U.S. government and agency securities and U.S Treasury Securities	**21,019**	45,737	89,032	30,462	21,165
Corporate debt securities	**1,020**	1,956	1,700	1,910	1,789
Mortgage-backed securities	**157,497**	162,963	128,143	58,410	65,408
State and municipal	**41,573**	48,204	19,160	29,122	27,511
Equity and other investments	**297**	157	342	621	268
Federal Home Loan Bank stock, at cost	**4,330**	4,067	3,703	3,253	3,186
Other equity securities, at cost	**1,010**	1,010	1,010	1,010	1,010
Deposits	**869,554**	884,187	534,243	426,607	338,546
Federal Home Loan Bank advances	**60,000**	35,000	62,500	42,500	52,500
Federal funds purchased and securities sold under repurchase agreements	**33,219**	35,049	32,421	32,843	41,497
Stockholders' equity	**120,649**	124,136	119,340	60,817	62,213

	Years Ended December 31,				
(In thousands)	2012	2011	2010	2009	2008
Selected Operations Data:					
Total interest income	**$ 54,738**	$ 39,449	$ 28,439	$ 23,401	$ 27,195
Total interest expense	**7,613**	10,350	8,274	8,793	12,494
Net interest income	**47,125**	29,099	20,165	14,608	14,701
Provision for loan losses	**5,930**	2,800	5,500	7,500	3,350
Net interest income after provision for loan losses	**41,195**	26,204	14,665	7,108	11,351
Fees and service charges	**8,305**	7,719	6,177	4,953	5,245
Mortgage banking activities	**4,768**	2,377	–	–	–
Impairment loss on securities	**–**	(43)	–	–	(3,119)
Gain on sales of investment securities	**2,838**	684	294	909	235
Life insurance proceeds	**–**	32	916	–	–
Bargain purchase gain	**(56)**	4,217	2,722	–	–
Accretion of FDIC Loss Share Receivable	**(5,028)**	381	–	–	–
Other noninterest income	**2,869**	2,100	2,375	1,925	2,227
Total noninterest income	**13,696**	17,467	12,484	7,787	4,588
Total noninterest expense	**45,549**	38,746	26,049	18,271	17,429
Income before tax expense (benefit)	**9,342**	4,925	1,099	(3,376)	(1,490)
Income tax expense (benefit)	**2,585**	1,100	(307)	(1,724)	(1,228)
Net income (loss)	**$ 6,757**	$ 3,825	$ 1,406	$ (1,652)	$ (262)

Selected Consolidated Financial Information

	Years Ended December 31,				
	2012	2011	2010	2009	2008
Selected Financial Ratios and Other Data:					
Performance Ratios:					
Return on average assets	**0.63%**	0.39%	0.22%	(0.34%)	(0.05%)
Return on average equity	**5.42%**	3.12%	2.09%	(2.62%)	(0.41%)
Dividend payout ratio	**41.91%**	25.80%	49.08%	NM	NM
Net interest spread	**5.30%**	3.58%	3.55%	3.31%	3.16%
Net interest margin	**5.35%**	3.62%	3.66%	3.49%	3.45%
Operating expense to average total assets[1]	**4.25%**	3.92%	4.04%	3.72%	3.55%
Average interest-earning assets to average interest-bearing liabilities	**105.96%**	103.63%	107.36%	108.97%	110.34%
Efficiency ratio	**74.89%**	83.21%	79.79%	81.59%	90.36%
Total loans to total deposits	**77.05%**	63.41%	78.43%	78.32%	89.35%
Asset Quality Ratios (excluding Loans acquired through FDIC-assisted acquisitions)[1]:					
Nonperforming assets to total assets at end of period	**1.58%**	0.95%	1.80%	1.81%	1.87%
Nonperforming assets and troubled debt restructurings to total assets at end of period	**1.58%**	1.53%	2.67%	2.35%	1.87%
Nonperforming loans to total loans	**2.51%**	1.62%	2.49%	2.53%	2.41%
Nonperforming loans and troubled debt restructurings to total loans	**2.51%**	3.06%	4.14%	3.48%	2.41%
Allowance for loan losses to non-performing loans	**61.73%**	106.40%	81.79%	71.61%	67.99%
Allowance for loan losses to total loans	**1.55%**	1.72%	2.04%	1.81%	1.64%
Net charge offs to average loans outstanding[1]	**0.19%**	0.91%	0.87%	2.13%	1.58%
Capital Ratios:					
Tangible equity to total assets at end of period	**10.61%**	10.95%	15.41%	10.36%	12.19%
Equity to total assets at end of period	**10.99%**	11.39%	15.80%	10.63%	12.39%
Average equity to average assets	**12.63%**	12.42%	10.46%	12.84%	13.05%
Common Share Data and Other Ratios:					
Gross shares outstanding at year-end[3]	**8,172,486**	8,712,031	8,710,511	9,595,303	9,593,628
Less treasury stock[3]	–	–	–	883,843	832,253
Net shares outstanding at year-end[3]	**8,172,486**	8,712,031	8,710,511	8,711,460	8,761,375
Shares owned by Heritage, MHC[2] [3]	–	–	–	6,591,756	6,591,756
Public shares outstanding[3]	**8,172,486**	8,712,031	8,710,511	2,119,704	2,169,619
Unearned ESOP shares[3]	**385,836**	439,138	492,320	203,045	239,963
Book value per share[3]	**$ 15.49**	$ 15.01	$ 14.52	$ 7.14	$ 7.30
Tangible book value per share[3]	**$ 14.95**	$ 14.42	$ 14.17	$ 6.96	$ 7.18
Basic income (loss) per share[3]	**$ 0.85**	$ 0.47	$ 0.17	$ (0.20)	$ (0.03)
Diluted income (loss) per share[3]	**$ 0.85**	$ 0.47	$ 0.17	$ (0.20)	$ (0.03)
Cash dividends paid on public shares outstanding	**$2,832,185**	$ 986,434	$ 690,125	$ 720,775	$ 786,914
Cash dividends paid to Heritage MHC[2]	–	–	30,600	–	–
Cash dividends waived by Heritage MHC	–	–	2,802,195	2,518,040	2,203,285
Pro forma cash dividends that would have been paid without waiver[2] [3]	**$2,832,185**	$ 986,434	$ 3,522,920	$ 3,238,765	$ 2,990,199
Cash dividends per share (excluding shares held by Heritage MHC)[2] [3]	**$ 0.36**	$ 0.12	$ 0.43	$ 0.32	$0.33
Pro forma cash dividends per share (on all outstanding shares with no waiver by Heritage MHC)[3]	**$ 0.36**	$ 0.12	$ 0.08	$ 0.08	$0.07
Other Data:					
Number of full-service offices	**20**	22	16	10	8
Mortgage loan production offices	**13**	11	1	–	–

1. Loans acquired through FDIC-assisted acquisitions are recorded in our assets at a discount from the contractual principal value. See Item 8 – Notes 2 and 5 to the Consolidated Financial Statements.
2. Effective November 30, 2010, Heritage MHC was eliminated in the second-step conversion, and all dividends declared from that date are paid to all stockholders.
3. All prior year common share data and per share calculations have been adjusted to reflect the 0.8377 share exchange.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

General. Heritage Financial Group, Inc. ("Heritage" or the "Company") is a $1.1 billion holding company headquartered in Albany, Georgia. Heritage primarily conducts commercial banking, retail banking and wealth management activities through its wholly owned subsidiary, HeritageBank of the South ("HeritageBank" or the "Bank"). As of December 31, 2012, HeritageBank operated in south Georgia, north central Florida and eastern Alabama through 20 full-service branch locations, 13 mortgage offices and 4 investment offices. HeritageBank provides credit based products, deposit accounts, corporate cash management, investment support and other services to commercial and retail clients.

Evolution of Business Strategy. Our current business strategy is to operate a well-capitalized and profitable financial institution dedicated to serving the needs of our customers. We strive to be the primary financial institution in the market areas we serve. We offer a broad range of products and services while stressing personalized and efficient customer service and convenient access to these products and services. We intend to continue to operate as a commercial and consumer lender. We have structured operations around a branch system that is staffed with knowledgeable and well-trained employees. Subject to capital requirements and our ability to grow in a reasonable and prudent manner, we may open or acquire additional branches as opportunities arise. In addition to our branch system, we continue to expand electronic services for our customers. We attempt to differentiate ourselves from our competitors by providing a higher level of customer service.

Core Business. Our core business is composed of the following:

Commercial Banking and Small Business Lending. We focus on the commercial real estate and business needs of individuals and small to medium-sized businesses in our market area. In addition, we focus on high net worth individuals and small business owners. The commercial banking department is composed of seasoned commercial lenders and a support staff with extensive commercial banking experience.

Retail Banking. We currently operate a branch network with each office staffed with knowledgeable banking professionals who strive to deliver quality service.

Mortgage Lending. Staffed with experienced mortgage originators and processors, our mortgage lending department originates residential mortgage loans that are primarily sold in the secondary market through 13 production offices throughout central and southern Georgia, north central Florida and east Alabama. We collect a fee on the origination of these loans.

Brokerage/Investment Services. We offer investment products, life, health, disability and long-term care insurance through our brokerage department.

Expansion Efforts. A key element of our business strategy is increasing our presence and growing the "Heritage" brand in the markets we currently serve and expanding our operations beyond our original southwest Georgia market by entering new markets in other parts of southern Georgia, north central Florida, eastern Alabama and other adjacent communities that present attractive opportunities for expansion consistent with our capital availability. This expansion of our market beyond southwest Georgia began in 2006, when we commenced operating a branch in Ocala, Florida.

We have pursued this expansion program through both prudent, disciplined internal growth and strategic acquisitions. Many troubled financial institutions throughout our market footprint have closed or curtailed their lending activities, decreased their assets or sold branches to improve their capital which has given us the opportunity to expand through organic loan demand and attractive branch acquisitions. We have also hired highly regarded and experienced lending officers and commercial bankers and expanded into new market areas that are contiguous to our existing market areas. These recent activities reflect our ability to take advantage of these expansion opportunities.

2011 marked a milestone in our expansion activity with the purchase and assumption of two FDIC-assisted acquisitions near Savannah, Georgia and in Statesboro, Georgia. In April 2012, we opened a commercial banking office in Macon, Georgia, and in June 2012, we completed the purchase of a single branch in Auburn, Alabama. The Auburn, Alabama branch purchase resulted in the transfer of $12 million in

Management's Discussion and Analysis of Financial Condition and Results of Operations

loans and $19 million in deposits. In August 2012, we hired a new management team to operate our mortgage division which is expected to lead significant growth in our mortgage business, particularly in the Atlanta, Georgia market. In March 2013, we completed the FDIC-assisted whole-bank purchase of Frontier Bank, a nine branch full service bank based in LaGrange, Georgia with approximately $111.0 million in loans and $224.0 million in deposits.

Critical Accounting Policies

We have established certain accounting and financial reporting policies to govern the application of accounting principles generally accepted in the United States of America ("GAAP") in the preparation of our financial statements. Our significant accounting policies are described in Item 8 - Notes to the Consolidated Financial Statements. Certain accounting policies involve significant judgments and assumptions by management which has a material impact on the carrying value of certain assets and liabilities. The judgments and assumptions used by management are based on historical experience and other factors that are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from the judgments and estimates adopted by management, which could have a material impact on the carrying values of assets and liabilities and the results of our operations. We believe the following accounting policies applied by us represent critical accounting policies. For more information on our accounting policies, see Item 8 - Note 1 to the Consolidated Financial Statements.

Acquisition Accounting. GAAP require the use of fair value accounting in determining the carrying values of certain assets and liabilities acquired in business combinations and accordingly we recorded assets purchased and liabilities assumed in our FDIC-assisted acquisitions at their fair values. The fair value of the loan portfolios acquired in these transactions was recorded and is being accounted for under the principles prescribed by ASC 310.

On the date of acquisition all loans acquired are assigned a fair value based on the present value of projected future cash flows. An accretable discount is determined based on the timing of the projected cash flows and is taken into income over the projected life of the loans. Such accretion is included in interest income. Expected cash flows are re-estimated at each reporting date. Subsequent decreases to the expected cash flows will generally result in a provision for loan losses.

Subsequent increases in cash flows result in a reversal of the provision for loan losses to the extent of prior charges and adjusted the accretable discount, which will have a positive effect on interest income. Because we record loans acquired in connection with FDIC-assisted acquisitions at fair value, we record no allowance for loan losses related to the acquired covered loans on the acquisition date, given that the fair value of the loans acquired incorporates assumptions regarding credit risk.

Acquisitions are accounted for under the purchase method of accounting. Purchased assets and assumed liabilities are recorded at their estimated fair values as of the purchase date. Any identifiable intangible assets are also recorded at fair value. When the fair value of the assets purchased exceed the fair value of liabilities assumed, a "bargain purchase gain" results. If the consideration given exceeds the fair value of the net assets received, goodwill is recognized. Fair values are subject to refinement for up to one year after the closing date of an acquisition as information relative to closing date fair values becomes available.

FDIC Receivable for Loss-Share Agreements. A significant portion of our acquired loan and other real estate assets are covered under loss share agreements with the FDIC in which the FDIC has agreed to reimburse the Company 80% of all losses as well as certain expenses incurred in connection with those assets. We estimate the amount that we will receive from the FDIC under the loss share agreements that will result from losses incurred as covered loans and other real estate assets are disposed, and an estimate of the receivable from the FDIC is recorded. We discount the receivable for the expected timing and receipt of those cash flows using a risk free rate plus a premium for risk. The accretion of the FDIC receivable discount is recorded into noninterest income using the level yield method over the estimated life of the receivable.

The loss share agreements also include a provision whereby if losses do not exceed a calculated threshold, we are obligated to compensate the FDIC. This is referred to as a clawback liability and, if applicable, is paid at the end of ten years. The formula for the clawback liability varies from transaction-to-transaction and will be calculated using the formula provided in the individual loss share agreements and will not be consolidated into one calculation. The FDIC receivable for loss-share agreements is measured separately from the related covered assets because it is not contractually embedded in the assets and is not transferable if the assets are sold. We will review and update the fair value of the FDIC receivable at each reporting date in conjunction with the re-estimation of cash flows. The FDIC receivable will fluctuate as loss estimates and expected cash flows related to covered loans and other real estate owned change.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Loans Held for Sale. Loans held for sale consist of one-to-four family residential loans originated for sale in the secondary market and are carried at fair value under ASC 825-10-25. For residential mortgage loans, fair value is determined by outstanding commitments from investors for committed loans and on the basis of current delivery prices in the secondary mortgage market for uncommitted loans, if any. Adjustments to reflect unrealized gains and losses resulting from changes in fair value of residential mortgage loans held-for-sale and realized gains and losses upon ultimate sale of the loans are classified as noninterest income in the Consolidated Statements of Operations.

We enter into interest rate lock commitments ("IRLCs") with customers on mortgage loans with the intention to sell the loan in the secondary market. The Company classifies IRLCs on residential mortgage loans, which are derivatives under ASC 815-10-15, on a gross basis within other liabilities or other assets. The derivatives arising from the IRLCs are recorded at fair value in other assets and liabilities and changes in that fair value are included in mortgage banking activities.

The fair value of the IRLC derivatives are determined by reference to quoted prices for loans with similar coupon rates and terms. The fair value of these commitments, while based on interest rates observable in the market, is highly dependent on the ultimate closing of the loans. These "pullthrough" rates are based on historical data and the current interest rate environment and reflect the best estimate of the likelihood that a commitment will ultimately result in a closed loan. Gains and losses on the sale of those loans are included in mortgage banking activities.

As a result of the adoption of SAB No. 109, the loan servicing value is also included in the fair value of IRLCs. For further information on the fair value accounting for residential mortgages held for sale, see Item 8 - Note 23 to the Consolidated Financial Statements.

Allowance for Loan Losses (ALLL). We established provisions for loan losses, which are charged to operations, at a level believed to reflect probable credit losses based on historical loss trends and an evaluation of specific credits in the loan portfolio.

In evaluating the level of the allowance for loan losses, we consider the types and amount of loans in the loan portfolio, five year historical loss experience, migration analysis, probability of default, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, prevailing economic conditions, and past due status and trends.

We analyze the non-FDIC acquired loan portfolios through the use of pools of homogenous loan types and through a specific quarterly review of larger problem loans. It is expected that a certain percentage of loans will move through the asset quality grades from pass, to classified and ultimately loss. We evaluate the non-FDIC loan portfolio through review of four loan pool categories.

1. Pass credits with risk ratings 1-5
2. Special mention with risk ratings 6-7
3. Substandard with risk rating 8 and still accruing
4. Impaired loans with risk ratings 9-11 – Nonaccrual and troubled debt restructurings

The allowance consists of two components:

1. A general amount – We analyze the historical migration of loans through each risk rating category and analyze the history of losses as it relates to the various loan types and collateral types in order to evaluate and estimate the volume, magnitude and direction these events. These risk factors and other factors are applied to our review of the Pass credits with risk ratings 1-5 pool and other assets specially mentioned with risk rating 6-7 pool. These factors are applied to the substandard pool; however, in addition to reviewing the pool, a select group of individual loans are reviewed. The results of the individual review are factored in with the historical loss analysis and applied to the pool.
2. A specific amount – Impaired loans are reviewed individually for specific amounts that are representative of identified credit exposures that are readily predictable by the current performance of the borrower and underlying collateral. Impaired loans with balances lower than $500,000 are not typically reviewed on an individual basis due to their small size. Instead, a historical loss analysis is used for these loans, which assumes the loan migration to default is likely, and the assumed loss is recorded as a specific amount.

Even though the ALLL is composed of two components, the entire ALLL is available to absorb any credit losses.

The allowance for loan losses is assessed on a quarterly basis and we make provisions for loan losses as necessary in order to maintain the proper level of allowance. While we use available information to recognize losses on loans, future loan loss provisions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require us to recognize additional provisions based on their judgment of information available to them at the time of their examination. The allowance for loan losses is maintained at a level that represents management's best estimate of inherent losses in the loan portfolio, where such losses were both probable and reasonably estimable. The level of the allowance is based on estimates and the ultimate losses may vary from the estimates. See Item 8 - Note 1 to the Consolidated Financial Statements for further information.

Income Taxes. The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. We determine deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more-likely-than-not, based on the technical merits, that the tax position will be realized or sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. Deferred tax assets may be reduced by deferred tax liabilities and a valuation allowance if, based on the weight of evidence available, it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized.

Estimates of Fair Value. The estimation of fair value is significant to a number of our assets, including, but not limited to, investment securities, goodwill, other real estate owned and other repossessed assets. These are all recorded at either fair value or at the lower of cost or fair value. Fair values are volatile and may be influenced by a number of factors. Circumstances that could cause estimates of the fair value of certain assets and liabilities to change include a change in prepayment speeds, discount rates, or market interest rates. Our estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period in which they are determined to be necessary.

Fair values for most investment securities are based on quoted market prices. If quoted market prices are not available, fair values are based on the quoted prices of similar instruments. The fair values of other real estate owned typically are determined based on appraisals by third parties, less estimated costs to sell. Estimates of fair value also are required in performing an impairment analysis of goodwill. Heritage reviews goodwill for impairment on at least an annual basis and whenever events or circumstances indicate the carrying value may not be recoverable. Impairment would be applicable if the carrying value exceeds the fair value of a reporting unit.

Recent Accounting Standards

For discussion of Recent Accounting Standards, please see Item 8 - Note 1 to the Consolidated Financial Statements.

Comparison of Financial Condition at December 31, 2012 and December 31, 2011

General. Total assets increased by $7.7 million, or 0.7%, to $1.098 billion at December 31, 2012, from $1.090 billion at December 31, 2011. Cash and due from banks decreased $10.5 million, or 30.5%, to $24.0 million at December 31, 2012 from $34.5 million at December 31, 2011. Total interest-earning assets increased $34.8 million, or 3.9%, to $926.7 million at December 31, 2012, from $891.9 million at December 31, 2011. Loans, including loans held for sale, increased $109.4 million, securities available for sale decreased $37.6 million, federal funds decreased $17.4 million, and interest-bearing deposits in banks decreased $27.7 million. At the same time, deposits decreased by $14.6 million, federal funds purchased and securities sold under repurchase agreements decreased by $1.8 million, other borrowings increased by $25.0 million, and stockholders' equity decreased by $3.5 million.

Cash and Securities. We decreased our liquidity position as a percentage of total assets to utilize excess liquidity to grow interest earning assets primarily through organic loan growth in 2012. Cash and securities (including bank deposits and federal funds sold) decreased in the aggregate $93.3 million, or 26.0%, to $265.1 million, or 24.2% of total assets, at December 31, 2012, from $358.4 million, or 32.9% of total assets, at December 31, 2011.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(Dollars in thousands)	December 31, 2012	December 31, 2011	Amount Change	Percent Change
Cash and due from banks	**$ 23,993**	$ 34,521	$ (10,528)	(30.50)%
Interest-bearing deposits in banks	**15,393**	43,101	(27,708)	(64.29)
Federal funds sold	**4,306**	21,753	(17,447)	(80.21)
Securities available for sale, at fair value	**221,406**	259,017	(37,611)	(14.52)
Total	**$ 265,098**	$ 358,392	$ (93,294)	(26.03)%

At December 31, 2012, our securities portfolio consisted of $21.0 million in U.S. Government agency sponsored securities, $157.5 million U.S. government agency mortgage-backed securities, $41.6 million in state and municipal securities, and $1.3 million in corporate debt and equity securities. These corporate debt and equity securities had a net unrealized loss based on fair value of $40,000. We currently intend on holding these securities to maturity. We believe it is probable that we will be able to collect the amounts due under the contractual terms of the securities portfolio. Therefore we do not believe any securities experienced other than temporary impairment at December 31, 2012. See Item 8 - Note 3 to the Consolidated Financial Statements for additional information.

We expect to continue lowering our excess liquidity balance on a percent of total assets basis in cash, funds due from banks, federal funds sold, and securities in 2013, but at a much slower pace than 2012. We believe that utilizing some of our excess liquidity to increase our loan portfolio is a prudent strategy to maintain through 2013.

Loans. Our loan portfolio increased $109.4 million, or 19.5%, to $670.0 million at December 31, 2012, from $560.6 million at December 31, 2011. Overall, this increase reflects increases in organic loan growth across our market footprint of $140.3 million and $11.0 million in loans acquired in connection with our Auburn branch acquisition, offset in part by a reduction in FDIC acquired loans of $41.9 million.

The following table reflects the changes in the types of loans in our portfolio at the end of 2012 as compared to the end of 2011.

(Dollars in thousands)	December 31, 2012	December 31, 2011	Amount Change	Percent Change
Commercial real estate:				
Nonresidential	**$ 212,570**	$ 138,970	$ 73,600	52.96%
Multifamily	**21,293**	15,797	5,496	34.79
Farmland	**20,141**	17,921	2,220	12.39
Total commercial real estate loans	**254,004**	172,688	81,316	47.09
Construction and land	**33,340**	26,804	6,536	24.38
Residential real estate:				
Mortgage loans, 1-4 families	**161,883**	129,745	32,138	24.77
Home equity	**27,345**	26,154	1,191	4.55
Total residential real estate loans	**189,228**	155,899	33,329	21.38
Consumer and other:				
Indirect auto loans	**1,304**	3,741	(2,437)	(65.14)
Direct auto loans	**6,801**	6,430	371	5.77
Other	**17,393**	13,701	3,692	26.95
Total consumer loans	**25,498**	23,872	1,626	6.81
Commercial and industrial loans	**83,659**	55,179	28,480	51.61
	585,729	434,442	151,287	34.82
Loans acquired through FDIC-assisted acquisitions				
Non-Covered	**11,850**	18,721	(6,781)	(36.70)
Covered	**72,425**	107,457	(35,032)	(32.60)
Total loans	**$ 670,004**	$ 560,620	$ 109,384	19.51%

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overall, the change in the loan portfolio is consistent with our strategy to grow our loans organically through our nonresidential, commercial and industrial, and residential lending and to work through our FDIC acquired loan portfolio. We continue to emphasize commercial lending as noted with the growth in nonresidential and commercial and industrial loans coupled with an emphasis on residential real estate lending for mortgage loans, 1-4 families. Outside of FDIC acquired loans, the only loan category to report a reduction was indirect auto loans driven by our strategic decision to exit that line of business.

Due to our renewed focus on finding new lending relationships from high-quality borrowers in 2012, we expanded our core loan portfolio by $140.3 million. We also see more opportunities to take market share from the regional and community banks competing within our market footprint. We continue to seek opportunities to grow our loan portfolio through organic growth, branch acquisitions, loan purchases, FDIC-assisted opportunities, and whole bank acquisitions.

At December 31, 2012, we had approximately $15.6 million in loans held for sale, which are mortgage loans generated to be sold to investors, as compared to $7.5 million at the end of 2011. The increase was driven by our continued focus on this product and our election, during the third quarter of 2012, to account for these loans under ASC 825-10-25. We typically hold these loans for less than ninety days and earn the stated rate on the note until they are purchased by the investor. See Item 8 – Notes 1 and 23 of the Consolidated Financial Statements for additional information.

Delinquencies and Nonperforming Assets. As of December 31, 2012, our total loans delinquent for 30 to 89 days was $2.1 million or 0.32% of total loans, excluding FDIC acquired loans. See Item 1 - Asset Quality - Delinquent Loans and - Classified Assets for additional information.

At December 31, 2012, our nonperforming assets totaled $17.9 million, or 1.58% of total assets, compared to $10.4 million, or 0.95% of total assets at December 31, 2011. This $7.5 million, or 72.3%, increase was primarily driven by the migration of two relationships totaling $6.0 million to non-performing status during the third quarter of 2012. One of the relationships totaling $3.5 million was classified a troubled-debt restructuring and additional collateral of $6.1 million has been secured. The other relationship was a Chapter 11 bankruptcy where the collateral deficiency is fully reserved as of year-end. Both of these relationships were previously identified as criticized assets.

Our loan portfolio has included FDIC acquired loans since December 2009, which are generally recorded at a deep discount from the contractual principal value and accounted for under ASC 310-30. These loans acquired through FDIC-assisted acquisitions are excluded from the delinquent loan tables below because they are accounted for in a different manner. See Item 8 - Note 5 to the Consolidated Financial Statements for more information concerning our FDIC acquired loans. Included in non-accruing loans at December 31, 2012, are troubled debt restructurings of $6.9 million, which involve forgiving a portion of interest or principal on loans or making loans at a rate materially below market.

The table below sets forth the amounts and categories of non-performing assets in our loan portfolio, excluding loans and foreclosed assets acquired through FDIC-assisted acquisitions, at the dates indicated.

	Non-performing Assets, at December 31,		Amount	Percent
(Dollars in thousands)	2012	2011	Change	Change
Non-accruing loans	**$ 14,677**	$ 7,043	$ 7,634	108.4%
Foreclosed assets	**2,620**	3,356	(736)	(21.9)
Total non-performing assets	**$ 17,297**	$ 10,399	$ (6,898)	66.3%

Non-performing loans increased to 2.5% of total loans at the end of 2012 from 1.6% at the end of 2011 primarily driven by the migration of $6.0 million of criticized assets to nonaccrual, as discussed above. Foreclosed assets, excluding assets acquired through FDIC-assisted acquisitions, decreased from $3.4 million at December 31, 2011 to $2.6 million at December 31, 2012. We continue to aggressively confront credit quality issues in our loan portfolio. Foreclosed assets, which consist almost entirely of OREO, experienced a slight reduction driven by a combination of sales and write downs in excess of additions for 2012. We believe the current value of each foreclosed asset represents our estimated disposition value based on current appraisals and market data, and all of these properties are being marketed actively for disposition. During 2012, we had gross proceeds on sales of OREO, excluding assets acquired through FDIC-assisted acquisitions, of approximately $2.4 million and recorded net losses of approximately $219,000 on those sales. See Item 1 - Asset Quality - Delinquent Loans and - Classified Assets for additional information.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our internally criticized (watch list) and classified assets, excluding FDIC acquired loans, totaled $28.2 million at December 31, 2012, compared to $33.2 million at December 31, 2011. This includes loans with respect to which known information about the possible credit problems of the borrowers have caused management to have doubts as to the ability of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of such items in the nonperforming asset categories. These balances include the aforementioned nonperforming loans, OREO, and repossessed assets. These loans have been considered in management's determination of the adequacy of our allowance for loan losses.

Our internal loan review processes strive to identify weaknesses in loans prior to performance issues. However, our processes do not always provide sufficient time to work out plans with borrowers that would avoid foreclosure and/or losses. We have taken actions to prevent losses in our current portfolio with our special assets committee. We have also taken steps to better evaluate the capital and liquidity positions of our commercial loan guarantors, particularly those involved in commercial real estate construction and development.

Allowance for Loan Losses. Our allowance for loan losses at December 31, 2012 was $9.1 million compared to $7.5 million at December 31, 2011. Excluding FDIC acquired loans, the allowance for loan losses to total loans was 1.55% at December 31, 2012 and 1.72% at December 31, 2011. This decrease reflects improving credit trends in our loan portfolio; however, we are cautiously optimistic the improvement will continue into 2013.

The following table sets forth asset quality information, excluding FDIC acquired loans for the periods indicated:

	At and For the Years Ended December 31,	
(Dollars in thousands)	2012	2011
Allowance for loan losses to total loans	**1.55%**	1.72%
Allowance for loan losses to average loans	**1.62**	1.32
Allowance for loan losses to non-performing loans	**61.73**	106.40
Loans 30 to 89 days past due and still accruing	**$ 2,131**	$ 371
Nonaccrual loans	**$ 14,677**	$ 7,043
Loans 90 days past due and still accruing	**–**	–
Total non-performing loans	**14,677**	7,043
Other real estate owned and repossessed assets	**2,620**	3,356
Total non-performing assets	**$ 17,297**	$ 10,399
Non-performing loans to total loans	**2.51%**	1.62%
Non-performing assets to total assets	**1.58**	0.95
Net charge-offs to average loans (annualized)	**0.19**	0.91
Net charge-offs	**$ 933**	$ 3,502

We assess the allowance for loan losses on a quarterly basis and make provisions for loan losses as necessary in order to maintain the proper level of allowance. While we use available information to recognize losses on loans, future loan loss provisions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require us to recognize additional provisions based on their judgment of information available to them at the time of their examination. The allowance for loan losses is maintained at a level that represents management's best estimate of inherent losses in the loan portfolio, and such losses were both probable and reasonably estimable. The level of the allowance is based on estimates and the ultimate losses may vary from the estimates. See Item 8 – Note 4 to the Consolidated Financial Statements for additional information.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Premises and Equipment. Premises and equipment increased $3.5 million, or 11.8%, at December 31, 2012, primarily driven by an Auburn, Alabama branch purchase and completed construction on a Valdosta, Georgia branch and a Macon, Georgia branch at $1.7 million, $2.4 million and $733,000, respectively, during 2012. Additionally, we closed branches in Guyton, Georgia and Collins, Georgia and transferred $458,000 to premises held for sale. See Item 8 – Note 9 to the Consolidated Financial Statements for additional information.

FDIC Loss-Share Receivable. The FDIC loss-share receivable was $60.7 million at December 31, 2012 and represents the present value of 80% of our expected losses and reimbursable expenses associated with the covered assets acquired through FDIC-assisted acquisitions. During 2012, $17.1 million in reimbursements from the FDIC had been recorded and net negative accretion totaled $5.0 million. See Item 8 – Note 6 to the Consolidated Financial Statements for additional information.

Intangible Assets, Goodwill and Other Assets. Intangible assets and goodwill decreased from $4.8 million by $613,000 to $4.2 million, primarily related to the amortization expense of $781,000 related to core deposit intangibles in 2012.

Cash surrender value of bank owned life insurance ("BOLI") increased from $15.6 million at December 31, 2011 to $23.4 million at December 31, 2012 primarily resulting from 2012 purchases of life insurance to cover additional key members of the Company that were not previously covered under the program. Other assets decreased $1.4 million during 2012, primarily due to a reduction in receivables from an OREO settlement and from the FDIC related to our 2011 FDIC-assisted transactions.

Deposits. Total deposits decreased $14.6 million, or 1.7%, to $869.6 million at December 31, 2012 compared with $884.2 million at December 31, 2011, primarily driven by planned deposit runoff of $33.3 million in part offset by acquired deposits of $18.7 million related to the Auburn branch acquisition. A summary of deposit accounts with the corresponding weighted average cost of funds is presented below (in thousands).

	As of December 31, 2012		As of December 31, 2011	
	Amount	Weighted-Average Rate	Amount	Weighted-Average Rate
Checking (noninterest)	**$ 116,272**	**0.00%**	$ 78,823	0.00%
NOW (interest)	**144,954**	**0.10**	151,765	0.28
Savings	**67,391**	**0.05**	60,552	0.16
Money Market	**246,237**	**0.36**	284,268	0.56
Certificates	**294,700**	**1.17**	308,779	1.67
Total	**$ 869,554**	**0.52%**	$ 884,187	0.89%

Borrowings and Other Liabilities. The total amount of other borrowings increased $25.0 million from $35.0 million at the end of 2011 to $60.0 million at the end of 2012, as we took advantage of low borrowings rates to fund loan growth. The weighted average rate on these advances was 3.61% in 2012 compared to 3.68% in 2011. Federal funds purchased decreased by $1.1 million and securities sold under agreements to repurchase decreased by $692,000 for a net decrease of $1.8 million, or 5.2%, as a result of a decrease in our federal funds purchased from Chattahoochee Bank of Georgia and due to the reduced commercial accounts with corresponding repurchase agreements. See Item 8 – Note 15 to the Consolidated Financial Statements for additional information.

Equity. Total equity decreased $3.5 million to $120.6 million at December 31, 2012, compared with $124.1 million at December 31, 2011, primarily driven by the repurchase of common shares of $7.2 million, dividends of $2.8 million paid during the year, and other comprehensive loss of $1.8 million, offset in part by net income of $6.8 million, stock-based compensation of $858,000, and the allocation of $669,000 in ESOP shares.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Average Balances, Net Interest Income, Yields Earned and Rates Paid

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Yields on tax-exempt obligations have been computed on a tax equivalent basis using an assumed tax rate of 34%. Nonaccruing loans have been included in the table as loans carrying a zero yield.

	Years Ended December 31,								
	2012			2011			2010		
(Dollars in thousands)	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
Interest-Earning Assets:									
Loans	**$ 608,722**	**$ 49,807**	**8.18%**	$ 517,093	$ 33,725	6.52%	$ 379,696	$ 23,810	6.28%
Investment securities	**240,198**	**5,186**	**2.16**	220,163	5,416	2.46	142,301	4,455	3.35
Other short term investments	**38,782**	**137**	**0.35**	78,430	308	0.39	43,547	174	0.40
Total interest-earning assets	**887,702**	**55,130**	**6.21**	815,686	39,449	4.89	565,544	28,439	5.03
Noninterest-earning assets	**183,373**			172,810			78,853		
Total assets	**1,071,075**			988,496			644,397		
Interest-Bearing Liabilities:									
Interest checking, money market and savings	**465,954**	**1,347**	**0.29**	423,986	3,185	0.75	279,017	2,947	1.06
Time deposits	**299,333**	**3,528**	**1.18**	283,300	4,365	1.54	170,659	2,812	1.65
Total interest-bearing deposits	**765,287**	**4,875**	**0.64**	707,286	7,550	1.07	449,676	5,759	1.28
Securities sold under repurchase and borrowings	**72,503**	**2,739**	**3.78**	79,856	2,800	3.51	77,081	2,515	3.26
Total interest-bearing liabilities	**837,790**	**7,614**	**0.91**	787,142	10,350	1.31	526,757	8,274	1.57
Noninterest-Bearing Liabilities:									
Demand deposits	**96,077**			71,852			41,503		
Other liabilities	**12,615**			6,775			8,659		
Total noninterest-bearing liabilities	**108,692**			78,627			50,162		
Total liabilities	**946,482**			865,769			576,919		
Shareholder's equity	**124,593**			122,727			67,478		
Total liabilities and shareholder's equity	**1,071,075**			988,496			644,397		
Net interest income		**$ 47,516**			$ 29,099			$ 20,165	
Net interest rate spread			**5.30%**			3.58%			3.55%
Net earning assets	**$ 49,912**			$ 28,544			$ 38,787		
Net interest margin			**5.35%**			3.62%			3.66%
Average interest-earning assets to average interest-bearing liabilities	**1.06x**			1.04x			1.07x		

Management's Discussion and Analysis of Financial Condition and Results of Operations

Rate/Volume Analysis

The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and those due to the changes in interest rates. The change in interest attributable to rate has been determined by applying the change in rate between years to average balances outstanding in the later year. The change in interest due to volume has been determined by applying the rate from the earlier year to the change in average balances outstanding between years. Changes that are not solely due to volume have been consistently attributed to rate.

	Years Ended December 31,								
	2012 vs. 2011			2011 vs. 2010			2010 vs. 2009		
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
(Dollars in thousands)	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
Interest-earning assets:									
Loans	**$ 5,976**	**$ 10,106**	**$ 16,082**	$ 7,867	$ 2,048	$ 9,915	$ 4,837	$ 417	$ 5,254
Investment securities	**493**	**(723)**	**(230)**	1,734	(773)	961	767	(1,090)	(323)
Other short-term investments	**(156)**	**(15)**	**(171)**	117	17	134	111	(4)	107
Total interest-earning assets	**$ 6,313**	**$ (9,368)**	**$ 15,681**	$ 9,718	$ 1,292	$ 11,010	$ 5,715	$ (677)	5,038
Interest-bearing liabilities:									
Interest checking, money market and savings	**315**	**(2,153)**	**(1,838)**	1,336	(1,098)	238	1,378	(517)	861
Wholesale time deposits	**247**	**(1,084)**	**(837)**	2,509	(956)	1,553	(349)	(1,226)	(1,575)
Total interest-bearing deposits	**562**	**(3,237)**	**(2,675)**	3,845	(2,054)	1,791	1,029	(1,743)	(714)
Borrowings	**(258)**	**197**	**(61)**	135	150	285	(146)	340	194
Total interest-bearing liabilities	**$ 304**	**(3,040)**	**(2,736)**	$ 3,980	(1,904)	$ 2,076	$ 883	(1,403)	(520)
Net interest income			**$ 18,417**			$ 8,934			$5,558

Comparison of Operating Results for the Year Ended December 31, 2012 and December 31, 2011

General. During the year ended December 31, 2012, we recorded net income of $6.8 million, or $0.85 basic and diluted earnings per share, compared to a net income of $3.8 million, or $0.47 basic and diluted earnings per share, for the year ended December 31, 2011. This $3.0 million improvement in operating results reflects an increase in net interest income and a decrease in loan loss provision expense, excluding FDIC acquired loans, partially offset by an increase in FDIC acquired loan loss provision expense, a decrease in noninterest income, and an increase in noninterest expense.

Interest Income. Total interest income for 2012 increased $15.3 million, or 38.8%, to $54.7 million, compared to $39.4 million during 2011. The increase was due to a $72.0 million, or 8.8%, increase in average interest-earning assets during 2012 primarily driven by organic loan growth to $887.7 million, compared to $815.7 million during 2011. Also positively impacting interest income was the balance sheet structural shift from lower yielding short-term investments to higher yielding loans as a percentage of interest-earning assets. Moreover, the yield on interest-earning assets improved by 132 basis points to 6.21% during 2012 as compared to 4.89% in 2011.

Interest income on loans for 2012 was $49.8 million compared to $33.7 million for 2011. The $16.1 million increase in interest income on loans was primarily driven by the increase in yield compared to the prior year on FDIC acquired loans, which carry a higher interest rate as compared to traditional loans. Also benefiting our increased interest income on loans was organic loan growth driven by our expansion into the

Management's Discussion and Analysis of Financial Condition and Results of Operations

Valdosta, Statesboro, Macon and Auburn markets during 2012. Our expansion into these new markets helped increase our average loan portfolio balance by $91.6 million while the 166 basis point increase in the weighted average yield on loans to 8.18% for 2012 compared to 6.52% in 2011 was driven by improved accretion on FDIC acquired loans for 2012.

Interest income on investment securities for 2012 was $5.2 million compared to $5.4 million in 2011. The weighted average yield on investments for 2012 declined 30 basis points to 2.16% compared to 2.46% for 2011. However, growth in the average balance of investment securities of $20.0 million for 2012 positively impacted the interest income on investment securities as excess liquidity was invested. We continue to anticipate the yield on our investment portfolio to decline during 2013 as a result of this low interest rate environment as maturing investments are replaced with lower yielding investments.

Interest income on other short-term investments for 2012 decreased to $137,000 compared to $308,000 in 2011. The decline was driven by a reduction in the average balance of other short-term investments of $39.6 million as excess liquidity was used to fund organic loan growth. The average yield on other short-term investments modestly declined 4 basis points to 0.35% for 2012 compared to 0.39% for 2011.

Interest Expense. Total interest expense for 2012 decreased $2.7 million, or 26.4%, to $7.6 million compared to $10.3 million for 2011. The decrease in interest expense was primarily the result of a decline in the weighted average cost of interest-bearing liabilities for 2012 of 40 basis points to 0.91% compared to 1.31% for 2011. The decrease in interest expense was in part offset by growth in the average balance of interest-bearing liabilities for 2012 of $50.6 million, or 6.4%, compared to 2011. We anticipate the change in the cost of interest-bearing liabilities to be minimal in 2013 unless market interest rates either increase or decrease significantly.

Interest expense on deposits for 2012 was $4.9 million compared to $7.6 million for 2011. The decrease in interest expense on deposits for 2012 was driven by a decline in the weighted average cost on deposits of 43 basis points to 0.64% compared to 1.07% for 2011, due to a decrease in market rates of interest. The decrease in interest expense was in part offset by growth in interest-bearing deposits primarily the result of the deposits acquired in our FDIC-assisted transactions and our expansion into the Valdosta, Statesboro, Macon and Auburn markets, which was reflected in the increase in the average balance of the interest-bearing deposits portfolio for 2012 of $58.0 million compared to 2011.

Interest expense on other borrowings, consisting of FHLB advances, federal funds purchased and securities sold under agreement to repurchase, decreased $61,000 compared to 2011. The decrease in the interest expense on other borrowings for 2012 was primarily driven by a reduction in the average balance of other borrowings of $7.4 million compared to 2011. The decrease in interest expense for 2012 was offset in part by an increase in the weighted average rate paid on these borrowings 27 basis points to 3.78% compared to 3.51% for 2011.

Net Interest Income. Net interest income for 2012 increased $18.0 million, or 62.0%, to $47.1 million compared to $29.1 million for 2011. The overall increase was primarily driven by an increase in the yield and balance of interest-earning assets on top of a decline in the cost of interest-bearing liabilities partially offset by balance growth in interest-bearing liabilities. The net interest spread for 2012 increased 172 basis points to 5.30% compared to 3.58% for 2011. The net interest margin for 2012 improved 173 basis points to 5.35% from 3.62% for 2011. The primary reason the net interest margin increased significantly for 2012 was the result of increased loan accretion for FDIC acquired loans increasing the weighted average yield on loans 166 basis points compared to 2011. We also expect loan accretion for FDIC acquired loans to continue to positively impact the net interest margin for 2013.

Our asset-liability management policy seeks to mitigate interest rate risk by making our balance sheet as neutral as possible to changes in interest rates. Although our goal is to be neutral to changes in rates, we will not take undue risk to achieve this goal. Therefore, we remain exposed to fluctuation in interest rates. See Item 7a. -Quantitative and Qualitative Disclosures about Market Risk

Provision for Loan Losses. During 2012, we recorded provision for loan losses expense of $5.9 million compared to $2.9 million for 2011. The increase in provision expense was primarily driven by FDIC acquired provision expense for 2012 of $3.4 million where 80% of the expense related to covered loans is reimbursable from the FDIC. The remaining provision expense for noncovered loan losses, excluding FDIC acquired,

Management's Discussion and Analysis of Financial Condition and Results of Operations

trended lower for 2012 compared to 2011 primarily driven by a reduction in annualized net charge-offs offset in part by organic loan growth. We include five years of historical losses in our allowance calculation for all periods. The use of this timeframe has recently resulted in an overall increase in historical losses. However, offsetting the upward trend in losses is a change in the portfolio mix where loan growth has occurred. Specifically, positive growth occurred in nonresidential loans as a percentage of the loan portfolio which carries a lower historical loss rate compared to other loan categories. In addition, criticized and classified loans have decreased as a percentage of the overall loan portfolio. The following table presents the provision for loan expense in more detail for the periods indicated.

	For the Years Ended December 31,	
(Dollars in thousands)	2012	2011
Provision for loan losses – noncovered	**$ 2,500**	$ 2,895
Provision for loan losses – FDIC acquired noncovered	**12**	–
Provision for loan losses – noncovered	**2,512**	2,895
Provision for loan losses- FDIC acquired covered	**3,418**	–
Provision for loan losses	**$ 5,930**	$ 2,895

For further information on the loan portfolio and allowance for loan losses, see Item 8 – Notes 4 and 5 to the Consolidated Financial Statements.

Noninterest Income. A summary of noninterest income, excluding securities transactions, bargain purchase gains, and gain on BOLI life insurance proceeds, follows:

	Years Ended December 31,			
(Dollars in thousands)	2012	2011	$ Change	% Change
Service charges on deposit accounts	**$ 4,748**	$ 4,777	$ (29)	(0.6)%
Bankcard services income	**3,231**	2,637	594	22.5
Other service charges, commissions and fees	**326**	305	21	6.9
Brokerage fees	**1,838**	1,386	452	32.6
Mortgage banking activities	**4,768**	2,377	2,391	100.0
Bank-owned life insurance	**771**	588	183	31.1
Accretion of FDIC loss-share receivable	**(5,028)**	381	(5,409)	(100.0)
Other	**260**	126	134	100.0
Total noninterest income	**$ 10,914**	$ 12,577	$ (1,663)	(13.22)%
Noninterest income as a percentage of average assets	**1.02%**	1.27%		

The decrease in service charges on deposit accounts was primarily driven by a per account reduction in overdraft fees offset in part by an increase in fees for services per account and an overall increase in the customer base. The bankcard services income was primarily driven by our increased customer base and usage. The improvement in brokerage fees was primarily driven by our expansion of brokerage offices. The increase in mortgage banking activities was primarily driven by increased volume resulting in an increase of $2.1 million and the fair value election on mortgage loans held for sale resulting in an increase of $336,000 for 2012.

Accretion for FDIC loss-share receivable in 2012 turned negative $5.0 million compared to positive accretion of $381,000 for 2011. The accretion turned negative as a result of improvement in the expected cash flows of the FDIC acquired performing loan pools and the FDIC true-up liability accrual of $703,000 for 2012 in part offset by increased provision expense on individually assessed covered loans of $3.4 million compared to no provision expense for individually assessed covered loans for the same period in 2011. See Item 1 - Accounting for FDIC Acquired Loans.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Noninterest Expense. A summary of noninterest expense follows:

(Dollars in thousands)	Years Ended December 31, 2012	2011	$ Change	% Change
Salaries and employee benefits	**$ 23,543**	$20,393	$ 3,150	15.4%
Equipment	**2,700**	1,996	704	35.3
Occupancy	**2,932**	2,279	653	28.7
Advertising and marketing	**656**	785	(129)	(16.4)
Legal and accounting	**804**	588	216	36.7
Directors fees and retirement	**713**	699	14	2.0
Consulting and other professional fees	**515**	716	(201)	(28.1)
Telecommunications	**976**	829	147	17.7
Supplies	**562**	547	15	2.7
Data processing fees	**3,665**	2,846	819	28.8
Loss on sales and write-downs of other real estate owned	**219**	771	(552)	(71.6)
Gain on sales and write-downs of FDIC other real estate owned	**(313)**	(383)	70	(18.3)
Foreclosed asset expenses	**970**	725	245	33.8
Foreclosed FDIC acquired asset expenses	**1,767**	118	1,649	100.0
FDIC insurance and other regulatory fees	**1,037**	954	83	8.7
Acquisition related expenses	**418**	1,309	(891)	(68.1)
Deposit intangible expenses	**781**	692	89	12.9
Other operating expense	**3,604**	2,882	722	25.1
Total noninterest expenses	**$ 45,549**	$ 38,746	$ 6,803	17.6%
Noninterest expenses as a percentage of average assets	**4.25%**	3.92%		
Efficiency ratio	**74.89%**	83.21%		

The increase in salaries and employee benefits was primarily due to the increase, on average, of 18 FTE's, or 6.0%, from the prior year related to our acquisition activity and a one-time, early retirement charge for 2012 of $641,000. The increase in equipment, occupancy, data processing, and other operating expenses is due to the expanded branch network. The decrease in acquisition related expenses is the result of elevated expenses experienced in 2011 related to the Citizens and First Southern FDIC-assisted acquisitions. During 2012, we recorded a loss on the sale of OREO, excluding FDIC acquired, lower than in 2011. During 2012, we recorded gains on the sale of FDIC acquired OREO assets lower than in 2011. Foreclosed asset expense for FDIC acquired assets increased from the prior year related to the improved resolution process for these assets.

Income Tax Expense. For 2012, we recorded an income tax expense of $2.6 million, compared to $1.1 million during 2011. Our effective tax rate 2012 was 27.7% compared to 22.3% for 2011. See Item 8 – Note 16 to the Consolidated Financial Statements for additional information.

Comparison of Operating Results for the Year Ended December 31, 2011 and December 31, 2010

General. During the year ended December 31, 2011, we recorded net income of $3.8 million, or $0.47 basic and diluted earnings per share, compared to a net income of $1.4 million, or $0.17 basic and diluted earnings per share, for the year ended December 31, 2010. This $2.4 million improvement in operating results reflected an increase in net interest income, a decrease in loan loss provision expense, and an increase in noninterest income, which were partially offset by an increase in noninterest expense.

Interest Income. Total interest income for 2011 increased $11.0 million, or 38.7%, to $39.4 million, compared to $28.4 million during 2010. The increase was due to a $250.1 million, or 44.2%, increase in average interest-earning assets during 2011 to $815.7 million, compared to $565.5 million during 2010. This increase in average interest-earning assets was due primarily to the two FDIC-assisted acquisitions completed

Management's Discussion and Analysis of Financial Condition and Results of Operations

in 2011 and, to a lesser extent, organic loan growth. This increase in the average balance of earning assets was offset by a 23 basis point decrease in yield on interest-earning assets to 4.89% during 2011 as compared to 5.12% in 2010, as a result of the effects of the rate cuts by the FRB since 2007.

Interest income on loans for 2011 was $33.4 million compared to $23.8 million for 2010. The $9.6 million increase in interest income on loans was primarily a result of the loans acquired in our FDIC-assisted transactions and our expansion in new markets, which is reflected in an $133.5 million increase in the average loan portfolio balance in addition to a 25 basis point increase in the weighted average yield on loans to 6.53% for 2011 compared to 6.28% in 2010.

Interest income on investment securities for 2011 was $5.4 million compared to $4.4 million in 2010. Our average investment securities increased by $77.9 million to $220.2 million for 2011 as a result of increased purchases and $35.7 million in securities acquired through FDIC-assisted acquisitions. The weighted average yield on investments for 2011 declined 89 basis points to 2.46% compared to 3.35% for 2010.

Interest income on short-term investments for 2011 was $308,000 compared to $174,000 in 2010. Our average short-term investments increased $34.9 million to $78.4 million as a result of the growth in liquid assets from our FDIC-assisted acquisitions. The average yield on short-term investments decreased 1 basis point for 2011.

Interest Expense. Total interest expense increased $2.1 million or 25.3% to $10.4 million for 2011, compared to $8.3 million during 2010. The cost of interest-bearing liabilities decreased 26 basis points to 1.31% during 2011 compared with 1.57% during 2010, as a result of the continued downward trends in the rate cycle. This decrease in costs was offset by an increase in the average balance of interest-bearing liabilities during 2011 to $787.1 million, an increase of $260.3 million compared to $526.8 million during 2010 primarily driven by the deposits acquired through two FDIC-assisted acquisitions occurring in 2011.

Interest expense on deposits for 2011 was $7.6 million compared to $5.8 million for 2010. The $1.2 million increase in interest expense on deposits was due to the deposits acquired through two FDIC-assisted acquisitions occurring in 2011 partially offset by a reduction in average deposit rates as deposits are repriced to lower market rates. The average rate paid on the deposit portfolio decreased 20 basis points from 1.28% for 2010 to 1.08% for 2011. This decrease in the rate paid on deposits was offset by a $257.6 million increase in the average balance of interest-bearing deposits portfolio, primarily driven by two FDIC-assisted acquisitions occurring in 2011.

Interest expense on other borrowings, consisting of FHLB advances, federal funds purchased, and securities sold under agreement to repurchase, for 2011 was $2.8 million compared to $2.5 million for 2010. This reflects a $2.8 increase in average other borrowings to $79.9 million for 2011 and an increased yield paid on these borrowings, from an average rate paid of 3.26% for 2010 compared to 3.51% for 2011. The increase in expense was the result of variable rates on the structured repurchase agreements adjusting to higher fixed rates in accordance with their contractual terms.

Net Interest Income. Net interest income for 2011 increased $8.9 million or 44.3% to $29.1 million from $20.2 million for 2010, primarily due to the increase in acquired interest earning assets and interest-bearing liabilities at a net positive spread through two FDIC-assisted acquisitions occurring in 2011. The net interest spread increased 3 basis points to 3.58% for 2011 compared with 3.55% during 2010. The net interest margin decreased 4 basis points for 2011 to 3.62% compared with 3.66% for 2010.

Provision for Loan Losses. During 2011, we recorded a $2.9 million provision for loan losses, which is a decrease of $2.6 million, or 47.3%, compared to the $5.5 million provision recorded during 2010. The primary difference in provision expense was due to improvement in the underlying credit trends in the loan portfolio.

Our loan portfolio includes $126.2 million of loans acquired through FDIC-assisted acquisitions, which are generally recorded at a deep discount and subject to accounting under ASC 310-30. These FDIC acquired loans were not subject to provision expense for 2011.

Our internally criticized and classified assets totaled $33.2 million at December 31, 2011, compared to $37.8 million at December 31, 2010. These balances include nonperforming loans, other real estate, and repossessed assets. Our internal loan review processes strive to identify weaknesses in loans prior to performance issues. However, our processes do not always provide sufficient time to work out plans with borrowers that would avoid foreclosure and/or losses.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Noninterest Income. A summary of noninterest income, excluding securities transactions, bargain purchase gains, and gain on BOLI life insurance proceeds, follows:

(Dollars in thousands)	Years Ended December 31, 2011	2010	$ Change	% Change
Service charges on deposit accounts	$ 4,777	$ 4,113	$ 664	16.1%
Other service charges, commissions and fees	3,034	2,064	970	47.0
Brokerage fees	1,386	1,070	316	29.5
Mortgage banking fees	2,285	606	1,679	277.1
Bank-owned life insurance	588	610	(22)	(3.6)
Accretion of FDIC loss-share receivable	381	–	381	100.0
Other	126	88	38	43.2
Total noninterest income	$ 12,577	$ 8,551	$ 4,026	47.1%
Noninterest income as a percentage of average assets (annualized)	1.27%	1.33%		

The increase in service charges on deposit accounts, other service charges, commissions and fees is due primarily to the increase in new deposits accounts and new market activity from our FDIC-assisted acquisitions. The increase in brokerage fees during the year was due to an increase in assets under management during the year, due primarily to the increases seen in the equity markets. Mortgage banking fees increased due to our rapid expansion of opening 10 mortgage production offices in 2011 throughout our central and southern Georgia and north central Florida markets.

Accretion of FDIC loss-share receivable resulted in $381,000 in noninterest income in 2011, which consisted of $903,000 in present value adjustments partially offset by $522,000 of negative accretion associated with improvement in expected cash flows associated with the performing loan pools acquired through FDIC-assisted transactions.

Noninterest Expense. A summary of noninterest expense follows:

(Dollars in thousands)	Years Ended December 31, 2011	2010	$ Change	% Change
Salaries and employee benefits	$ 20,393	$ 12,676	$ 7,717	60.9%
Equipment	1,996	1,131	865	76.5
Occupancy	2,279	1,512	767	50.7
Advertising and marketing	785	593	192	32.4
Legal and accounting	588	616	(28)	(4.5)
Directors fees and retirement	699	563	136	24.2
Consulting and other professional fees	716	364	352	96.7
Telecommunications	829	517	312	60.3
Supplies	547	350	197	56.3
Data processing fees	2,846	2,190	656	30.0
Loss (gain) on sales and write-downs of other real estate owned	388	(18)	406	2255.6
Foreclosed asset expenses	725	1,013	(288)	(28.4)
FDIC insurance and other regulatory fees	954	924	30	3.3
Acquisition related expenses	1,309	627	682	108.8
Deposit intangible expenses	692	276	416	150.7
Other operating	3,000	1,715	1,285	74.9
Total noninterest expenses	$ 38,746	$ 25,049	$ 13,697	54.7%
Noninterest expenses as a percentage of average assets	3.92%	3.89%		
Efficiency ratio	83.21%	79.79%		

Management's Discussion and Analysis of Financial Condition and Results of Operations

The increase in salaries and employee benefits was due to an increase in the number of full-time equivalent employees to 327 for 2011, compared to 217 for 2010, primarily related to our FDIC-assisted acquisitions and our mortgage banking expansion. We added approximately 57 employees associated with the two FDIC-assisted acquisitions and added approximately 20 employees associated with our mortgage banking expansion. Equipment and occupancy expenses increased primarily due to the two FDIC-assisted acquisitions occurring in 2011. Consulting and other professional fees increased in 2011, because we hired outside advisors to assist us in evaluating expansion and acquisition opportunities and in integrating our recently acquired branches. The increase in telecommunications expenses and supplies is related to our acquisition and expansion activity. The increase in data processing fees reflects our expanded operations and the increased use of debit and ATM cards; however, this cost was more than offset by the income we received on these transactions.

The increase in loss on sale of OREO was driven by our increased resolution activity related to our FDIC-assisted portfolio. Foreclosed asset and collection expenses decreased primarily due to the FDIC sharing in the costs for the FDIC-assisted portfolios we acquired in 2011. Other operating expenses increased primarily due to the amortization of core deposit intangibles associated with our 2011 FDIC-assisted acquisition activity. In addition, we recorded acquisition expenses of approximately $1.3 million in 2011 related to the cost associated with our acquisitions and conversion of the operating systems in these branches to our existing operating system.

Income Tax Expense. For 2011, we recorded an income tax expense of $1.1 million, compared to a tax benefit of $307,000 during 2010.

Liquidity

We are required to have enough cash and investments that qualify as liquid assets in order to maintain sufficient liquidity to ensure a safe and sound operation. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, we have maintained liquid assets above levels believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained.

Liquidity management involves the matching of cash flow requirements of customers, who may be either depositors desiring to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs and the ability to manage those requirements. We strive to maintain an adequate liquidity position by managing the balances and maturities of interest earning assets and interest bearing liabilities so that the balance it has in short-term investments at any given time will adequately cover any reasonably anticipated immediate need for funds. Our liquidity, represented by cash and cash equivalents, is a product of our operating, investing and financing activities. Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments, such as overnight deposits and federal funds. On a longer term basis, we maintain a strategy of investing in various lending products and investment securities, including mortgage-backed securities.

If additional liquidity were needed, we would turn to short-term borrowings as an alternative immediate funding source and would consider other appropriate actions such as promotions to increase core deposits or the sale of a portion of our unpledged investment portfolio. In addition, we could draw on additional alternative immediate funding sources from lines of credit extended to us from our correspondent banks and/or the FHLB. At December 31, 2012, HeritageBank had total federal funds credit lines with six correspondent banks of $74.0 million, with no outstanding advances. The Bank also maintains a credit facility with the FHLB of $123.4 million with total outstanding advances of $60.0 million at December 31, 2012.

At December 31, 2012, total deposits decreased $14.6 million, or 1.7%, to $869.6 million compared to $884.2 million for 2011 primarily driven by planned runoff of time deposit customers. Federal funds purchased and securities sold under agreements to repurchase decreased $1.8 million, or 5.2%, to $33.2 million for 2012 compared to $35.0 million for 2011. Also, FHLB advances increased $25.0 million to $60.0 million for 2012 compared to $35.0 million for 2011.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The liquidity and capital resources of the Company are monitored continuously by the Company's Board-authorized Risk Management Committee with day to day responsibility delegated to the Asset/ Liability Management Committee ("ALCO") and on a periodic basis by state and federal regulatory authorities. As determined under guidelines established by these regulatory authorities, the Company's and the Bank's liquidity ratios at December 31, 2012, were considered satisfactory. At that date, the Bank's short-term investments were adequate to cover any reasonably immediate need for funds. The Company is aware of no events or trends likely to result in a negative material change in liquidity.

The consolidated statements of cash flows for 2012 detail cash flows from operating, investing and financing activities. For 2012, net cash used in investing activities and financing activities were $26.4 million and $20.0 million, respectively, offset in part by net cash provided by operating activities of $35.8 million, resulting in a net decrease in cash of $10.5 million as compared to 2011.

The Company filed a shelf offering on Form S-3 with the Securities and Exchange Commission (the "SEC") on October 25, 2012. Under the shelf registration statement, which was declared effective by the SEC on November 7, 2012, the Company may offer and sell from time to time in the future, in one or more offerings, common stock, preferred stock, debt securities, warrants, depository shares, or units consisting of any combination of the foregoing.

The aggregate offering price of all securities that may be sold under the registration statement will not exceed $60 million. This shelf offering will give the Company flexibility to take advantage of acquisition opportunities that may arise in the future by accessing the capital markets on a timely and cost-effective basis. The specifics of any future offering, along with the prices and terms of any such securities offered by the Company, will be determined at the time of any such offering and will be described in detail in a prospectus supplement filed in connection with such offering. At this present time, the Company has no specific plans for an offering.

Off-Balance Sheet Arrangements, Contractual Obligations and Commitments

The following table presents our longer term, non-deposit related, contractual obligations and commitments to extend credit to our borrowers, in aggregate and by payment due dates. In addition to the commitments below, we had overdraft protection available in the amounts of $12.3 million at December 31, 2012.

	December 31, 2012				
(Dollars in thousands)	Less than One Year	One through Three Years	Four through Five Years	After Five Years	Total
Contractual obligations:					
FHLB advances	**$ --**	**$ 20,000**	**$ 25,000**	**$ 15,000**	**$ 60,000**
Repurchase agreement	**417**	**–**	**15,000**	**15,000**	**30,417**
Other borrowings	**2,802**	**–**	**–**	**–**	**2,802**
Operating leases (premises)	**416**	**890**	**582**	**1,778**	**3,666**
Total advances and operating leases	**$ 3,635**	**$ 20,890**	**$ 40,582**	**$ 31,778**	**$ 96,885**
Off-balance sheet loan commitments:					
Undisbursed portions of loans closed	**$ –**	**$ –**	**$ –**	**$ –**	**$ –**
Commitments to originate loans	**36,887**	**–**	**–**	**–**	**36,887**
Unused lines of credit	**57,180**	**8,482**	**3,441**	**18,492**	**87,595**
Total loan commitments	**$ 94,067**	**$ 8,482**	**$ 3,441**	**$ 18,492**	**$ 124,482**
Total contractual obligations and loan commitments					**$ 221,367**

Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources

Heritage and HeritageBank are subject to minimum capital requirements imposed by the GDBF, FDIC and FRB. Based on their capital levels at December 31, 2012, Heritage and HeritageBank exceeded these state and federal requirements. Consistent with our goals to operate a sound and profitable organization, our policy is for HeritageBank to maintain a "well-capitalized" status under the capital categories of the FDIC. Based on capital levels at December 31, 2012, HeritageBank was considered to be well-capitalized.

As reflected in the following table, Heritage and HeritageBank exceeded the minimum capital ratios at December 31, 2012:

	Actual		For Capital Adequacy Purposes		Minimum Required to be Well-Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital to Risk-Weighted Assets:						
Heritage Consolidated	**$128,381**	**18.4%**	**$ 55,697**	**8.0%**	**N/A**	**–**
HeritageBank	**$111,762**	**16.4%**	**$ 54,359**	**8.0%**	**$ 67,949**	**10.0%**
Tier I Capital to Risk-Weighted Assets:						
Heritage Consolidated	**$119,881**	**17.2%**	**$ 27,849**	**4.0%**	**N/A**	**–**
HeritageBank	**$103,248**	**15.2%**	**$ 27,180**	**4.0%**	**$ 40,769**	**6.0%**
Tier I Capital to Average Total Assets:						
Heritage Consolidated	**$119,881**	**11.0%**	**$ 43,498**	**4.0%**	**N/A**	**–**
HeritageBank	**$103,248**	**9.6%**	**$ 43,186**	**4.0%**	**$ 53,982**	**5.0%**

Impact of Inflation

The effects of price changes and inflation can vary substantially for most financial institutions. While management believes that inflation affects the economic value of total assets, it believes that it is difficult to assess the overall impact. Management believes this to be the case due to the fact that generally neither the timing nor the magnitude of changes in the consumer price index coincides with changes in interest rates or asset values. For example, the price of one or more of the components of the consumer price index may fluctuate considerably, influencing composite consumer price index, without having a corresponding effect on interest rates, asset values, or the cost of those goods and services normally purchased by us. In years of high inflation and high interest rates, intermediate and long-term interest rates tend to increase, adversely impacting the market values of investment securities, mortgage loans and other long-term fixed rate loans. In addition, higher short-term interest rates tend to increase the cost of funds. In other years, the opposite may occur.

Asset and Liability Management and Market Risk

Our Risk When Interest Rates Change. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market rates change over time. Like other financial institutions, our results of operations are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk.

How We Measure Our Risk of Interest Rate Changes. As part of our attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor our interest rate risk. In doing so, we analyze and manage assets and liabilities based on their interest rates and payment streams, timing of maturities, repricing opportunities, and sensitivity to actual or potential changes in market interest rates.

To manage the potential for adverse effects of material and prolonged increases in interest rates on our results of operations, we adopted asset and liability management policies to understand, measure, monitor, and control the risk. These policies are designed to allow us to implement strategies to minimize the effects of interest rate changes to net income and capital position by properly matching the maturities and repricing terms of our interest earning assets and interest bearing liabilities. These policies are implemented by the

Asset/Liability Committee ("ALCO"), which is composed of senior management members. The ALCO establishes guidelines for and monitors the volume and mix of assets and funding sources, taking into account relative costs and spreads, interest rate sensitivity and liquidity requirements. The objectives are to manage assets and funding sources to produce results that limit negative changes in net income and capital while supporting liquidity, capital adequacy, growth, risk and profitability goals. Senior managers oversee the process on a daily basis. The ALCO meets monthly to review, among other things, economic conditions and interest rate outlook, current and projected needs and capital position, anticipated changes in the volume and mix of assets and liabilities, interest rate risk exposure, liquidity position and net portfolio present value. The committee also recommends strategy changes, as appropriate, based on their review. The committee is responsible for reviewing and reporting the effects of the policy implementations and strategies to the board of directors on a quarterly basis.

In order to manage our assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability, and capital targets, we have focused our strategies on:

- Limiting the percentage of long-term fixed-rate loans within our portfolio;
- Originating a mix of variable-rate and shorter term fixed-rate loans;
- Extending time deposit and other borrowings duration; and
- Managing loan and deposit pricing to optimize ALCO strategies.

The Risk Management Committee has oversight over the asset-liability management of the Company. This committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net income and the market value of portfolio equity. Market value of portfolio equity is a measurement of the value of the balance sheet at a fixed point in time. It is summarized as the fair value of assets less the fair value of liabilities. The committee reviews computations of the value of capital at current interest rates and alternative interest rates. The variance in the net portfolio value between current interest rate computations and alternative rate computations represents the potential impact on capital if rates were to change.

The Company is exposed only to U.S. dollar interest rate changes, and, accordingly, the Company manages exposure by considering the possible changes in the net interest margin. The Company does not have any trading instruments nor does it classify any portion of the investment portfolio as held for trading. The Company monitors its sensitivity to changes in interest rates and may use derivative instruments to hedge this risk. The Company does not enter into derivatives or other financial instruments for trading or speculative purposes. Finally, the Company has no exposure to foreign currency exchange rate risk and commodity price risk.

Interest rates play a major part in the net interest income of a financial institution. The sensitivity to rate changes is known as "interest rate risk." The repricing of interest-earning assets and interest-bearing liabilities can influence the changes in net interest income.

The Company uses simulation analysis to monitor changes in net interest income due to changes in market interest rates. The simulation of rising, declining and flat interest rate scenarios allows management to monitor and adjust interest rate sensitivity to minimize the impact of market interest rate swings. The analysis of the impact on net interest income over a twelve-month period is subjected to a shock in interest rates of 100, 200, 300, and 400 basis point increase or decrease in market rates on net interest income and is monitored on a quarterly basis. We also monitor regulatory required interest rate risk analysis which simulates more dramatic changes to rates.

The Company's strategy is to mitigate interest risk to the greatest extent possible. Based on our analysis of the Company's overall risk to changes in interest rates, we structure investment and funding transactions to reduce this risk such as the interest rate swap derivative executed in 2012. See Item 8 – Note 19 in the Consolidated Financial Statements. These strategies aim to achieve neutrality to interest rate risk. Although we strive to have our net interest income neutral to changes in rates, due to the inherent nature of our business, we will never be completely neutral to changes in rates. As of December 31, 2012, a drop in interest rates would decrease our net interest income and an increase in rates would increase our net interest income, also known as being "asset sensitive." The asset sensitivity position was in part driven by our strategic decision to extend other borrowings and continue improving the balance sheet mix. We plan to improve the asset sensitivity position by focusing our efforts to extend liabilities and increase variable rate assets. We feel the level of interest rate risk is at an acceptable level, and is within our internal policy limits.

The following table sets forth the distribution of the repricing of our earning assets and interest-bearing liabilities as of December 31, 2012, the interest rate sensitivity gap (i.e., interest rate sensitive assets divided by interest rate sensitivity liabilities), the cumulative interest rate sensitivity gap ratio (i.e., interest rate sensitive assets divided by interest rate sensitive liabilities) and the cumulative sensitivity gap ratio. The table also sets forth the time periods in which earning assets and liabilities will mature or may reprice in accordance with their contractual terms. However, the table does not necessarily indicate the impact of general interest rate movements on the net interest margin since the repricing of various categories of assets and liabilities is subject to competitive pressures and the needs of our customers. In addition, various assets and liabilities indicated as repricing within the same period may in fact reprice at different times within such period and at different rates.

	December 31, 2012				
	Maturing or Repricing Within				
(Dollars in thousands)	Zero to Three Months	Three Months to One Year	One to Five Years	Over Five Years	Total
Earning assets:					
Short-term assets	**$ 19,699**	**$ –**	**$ –**	**$ –**	**$ 19,699**
Investment securities	**19,259**	**40,065**	**96,082**	**66,000**	**221,406**
Loans held for sale	**15,608**	**–**	**–**	**–**	**15,6081**
Loans	**102,003**	**131,553**	**345,363**	**82,024**	**660,943**
	156,569	**171,618**	**441,445**	**148,024**	**917,656**
Interest-bearing liabilities:					
Interest-bearing demand deposits	**(144,954)**	**–**	**–**	**–**	**(144,954)**
Savings and money market	**(313,628)**	**–**	**–**	**–**	**(313,628)**
Time deposits	**(65,466)**	**(150,993)**	**(78,241)**	**–**	**(294,700)**
Other borrowings	**(33,219)**	**–**	**–**	**–**	**(33,219)**
Federal Home Loan Bank advances	**–**	**–**	**(25,000)**	**(10,000)**	**(35,000)**
	(557,267)	**(150,993)**	**(123,241)**	**(15,000)**	**(846,501)**
Interest rate sensitivity gap	**$ (400,698)**	**$ 20,625**	**$ 318,204**	**$ 133,024**	**$ 73,957**
Cumulative interest rate sensitivity gap	**$ (400,698)**	**$ (380,073)**	**$ (61,869)**	**$ 71,155**	
Interest rate sensitivity gap ratio	**0.28**	**1.14**	**3.58**	**9.87**	
Cumulative interest rate sensitivity gap ratio	**0.28**	**0.46**	**0.93**	**1.08**	

The following table shows the results of our projections for net interest income expressed as a percentage change over our net interest income projection for an immediate change or "shock" in market interest rates over a twelve month period. Due to the historically low level of interest rates, we do not believe downward shocks greater than 100 basis points are relevant. In addition, due to the historically low interest rate environment, there is concern that we may see dramatic increases in interest rates when they begin to rise. To address this concern, we increased our upward interest rates shocks to include a shock of 400 basis points.

Market Rate Change	Effect on Net Interest Income
+400	6.4%
+300	6.1%
+200	5.5%
+100	4.4%
-100	-2.3%

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Heritage Financial Group, Inc.
and Subsidiary
Albany, Georgia

We have audited the accompanying consolidated balance sheets of Heritage Financial Group, Inc. and Subsidiary as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Heritage Financial Group, Inc. and Subsidiary as of December 31, 2012 and 2011, and the results of their income and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

Mauldin & Jenkins, LLC

Albany, Georgia
March 15, 2013.

Consolidated Balance Sheets

(Dollars in thousands)	December 31, 2012	December 31, 2011
Assets		
Cash and due from banks	**$ 23,993**	$ 34,521
Interest-bearing deposits in banks	**15,393**	43,101
Federal funds sold	**4,306**	21,753
Total cash and cash equivalents	**43,692**	99,375
Securities available for sale, at fair value	**221,406**	259,017
Federal Home Loan Bank Stock, at cost	**4,330**	4,067
Other equity securities, at cost	**1,010**	1,010
Loans held for sale	**15,608**	7,471
Loans	**597,579**	453,163
Covered loans	**72,425**	107,457
Less allowance for loan losses	**9,061**	7,494
Loans, net	**660,943**	553,126
Other real estate owned	**3,242**	3,362
Covered other real estate owned	**9,467**	10,047
Total other real estate owned	**12,709**	13,409
FDIC loss-share receivable	**60,731**	83,901
Premises and equipment, net	**33,015**	29,532
Goodwill and intangible assets	**4,235**	4,848
Cash surrender value of bank owned life insurance	**23,382**	15,611
Other assets	**16,445**	18,485
	$ 1,097,506	$1,089,852
Liabilities and Stockholders' Equity		
Deposits		
Noninterest-bearing	**$ 116,272**	$ 78,823
Interest-bearing	**753,282**	805,364
Total deposits	**869,554**	884,187
Federal funds purchased and securities sold under repurchase agreements	**33,219**	35,049
Other borrowings	**60,000**	35,000
Other liabilities	**14,084**	11,480
Total liabilities	**976,857**	965,716
Commitment and Contingencies (Note 20)		
Stockholders' equity		
Preferred stock, par value; $0.01; 5,000,000 shares authorized; none issued, respectively	**-**	-
Common stock, par value $0.01; 45,000,000 shares authorized; 8,172,486 and 8,712,031 shares issued, respectively	**82**	87
Capital surplus	**82,154**	88,393
Retained earnings	**46,299**	42,374
Accumulated other comprehensive loss, net of tax of $2,566 and $1,384	**(3,849)**	(2,076)
Unearned employee stock ownership plan (ESOP) shares, 385,836 and 439,138 shares	**(4,037)**	(4,642)
Total stockholders' equity	**120,649**	124,136
	$ 1,097,506	$1,089,852

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

(Dollars in thousands, except per share data)	Years Ended December 31, 2012	2011	2010
Interest income			
Interest and fees on loans	$ **49,798**	$ 33,725	$ 23,810
Interest on taxable securities	**3,681**	4,536	3,495
Interest on nontaxable securities	**1,123**	880	960
Interest on federal funds sold	**30**	60	45
Interest on deposits in other banks	**106**	248	129
	54,738	39,449	28,439
Interest expense			
Interest on deposits	**4,874**	7,550	5,759
Interest on other borrowings	**2,739**	2,800	2,515
	7,613	10,350	8,274
Net interest income	**47,125**	29,099	20,165
Provision for loan losses	**5,930**	2,895	5,500
Net interest income after provision for loan losses	**41,195**	26,204	14,665
Noninterest income			
Service charges on deposit accounts	**4,748**	4,777	4,113
Bankcard services income	**3,231**	2,637	1,709
Other service charges, commissions and fees	**326**	305	355
Brokerage fees	**1,838**	1,386	1,070
Mortgage banking activities	**4,768**	2,377	606
Bank owned life insurance	**771**	588	610
Gain on bank owned life insurance	–	32	916
Other-than-temporary impairment losses	–	(159)	–
Portion of impairment loss recognized in other comprehensive income	–	(116)	–
Net impairment losses recognized in earnings	–	(43)	–
Gain on sales of securities	**2,838**	684	294
Gain (loss) on acquisitions	**(56)**	4,217	2,722
Accretion of FDIC loss share receivable	**(5,028)**	381	-
Other income	**260**	126	88
	13,696	17,467	12,484
Noninterest expense			
Salaries and employee benefits	**23,543**	20,393	12,676
Equipment and occupancy	**5,632**	4,275	2,643
Advertising and marketing	**656**	785	593
Professional fees	**1,319**	1,304	980
Information services expenses	**4,641**	3,675	2,707
(Gain) loss on sales and write-downs of other real estate owned	**219**	771	(18)
Gain on sales and write-downs of FDIC acquired other real estate owned	**(313)**	(383)	–
Foreclosed asset expenses	**970**	725	1,013
Foreclosed FDIC acquired asset expenses	**1,767**	118	–
FDIC insurance and other regulatory fees	**1,037**	954	924
Impairment loss on intangible asset	–	–	1,000
Acquisition related expenses	**418**	1,309	627
Deposit intangible expenses	**781**	692	276
Other operating	**4,879**	4,128	2,627
	45,549	38,746	26,049
Income before income taxes (benefit)	$ **9,342**	$ 4,925	$ 1,099
Applicable income tax expense (benefit)	**2,585**	1,100	(307)
Net income	$ **6,757**	$ 3,825	$ 1,406
Earnings per common share:			
Basic earnings per share	$ **0.85**	$ 0.47	$ 0.17
Diluted earnings per share	$ **0.85**	$ 0.47	$ 0.17
Weighted average-common shares outstanding			
Basic	**7,969,104**	8,188,843	8,424,394
Diluted	**7,970,903**	8,190,062	8,432,282

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income (Loss)

(Dollars in thousands)	Years Ended December 31, 2012	2011	2010
Net income	**$ 6,757**	$ 3,825	$ 1,406
Other comprehensive income (loss):			
Accretion of realized gain on terminated cash flow hedge, net of tax of $65 , $99, and $141	**(98)**	(149)	(211)
Unrealized loss on cash flow hedge, net of tax benefit of $863, $- and $-	**(1,295)**	–	–
Net unrealized holding gains (losses) arising during period, net of tax (benefit) of $1,514, $2,474 and $695	**1,514**	3,710	(1,043)
Reclassification adjustment for gains and securities impairment included in net income, net of tax $1,135, $273 and $118	**(1,703)**	(410)	(176)
Adjustment to recognize funded status of pension plan, net of tax of $127, $875 and $65	**(191)**	(1,313)	(97)
Total other comprehensive income (loss)	**(1,773)**	1,838	(1,527)
Comprehensive income (loss)	**$ 4,984**	$ 5,663	$ (121)

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(Dollars in thousands, except per share data)	Common Stock Shares	Common Stock Par Value	Capital Surplus	Retained Earnings	Unearned ESOP Shares	Treasury Stock	Other Comprehensive Income (Loss)	Total
Balance, December 31, 2009	11,454,344	$ 115	$ 40,610	$ 38,984	$ (2,424)	$ (14,080)	$ (2,387)	$ 60,818
Net income	-	-	-	1,406	-	-	-	1,406
Cash dividend declared, $0.36 per share	-	-	-	(854)	-	-	-	(854)
Stock-based compensation expense	-	-	810	-	-	-	-	810
Repurchase of 1,578 shares of stock for the treasury	-	-	-	-	-	(19)	-	(19)
Issuance of 1,075 shares of common stock from the treasury	-	-	(4)	-	-	14	-	10
Items relating to conversion and stock offering:								
Merger of Heritage MHC	(7,868,875)	(79)	102	-	-	-	-	23
Treasury stock retired	(1,055,587)	(11)	(14,074)	-	-	14,085	-	-
Common stock exchanged for cash in lieu of issuing fractional shares	(411,127)	(4)	4	-	-	-	-	-
Proceeds from stock offering, net offering expenses ($4,459)	6,591,756	66	61,393	-	-	-	-	61,459
Purchase of ESOP shares (327,677)	-	-	-	-	(3,277)	-	-	(3,277)
Other comprehensive loss	-	-	-	-	-	-	(1,527)	(1,527)
Tax benefit from stock-based compensation plans	-	-	(14)	-	-	-	-	(14)
ESOP shares earned, 38,403 shares	-	-	3	-	456	-	-	459
Tax benefit on ESOP expense	-	-	46	-	-	-	-	46
Balance, December 31, 2010	8,710,511	$ 87	$ 88,876	$ 39,536	$ (5,245)	$ -	$ (3,914)	$ 119,340
Net income	-	-	-	3,825	-	-	-	3,825
Cash dividend declared, $0.12 per share	-	-	-	(987)	-	-	-	(987)
Issuance of 121,530 shares of restricted common stock	121,530	1	(1)	-	-	-	-	-
Forfeiture of 3,068 of restricted common stock	(3,068)	-	-	-	-	-	-	-
Repurchase of 116,942 shares of common stock	(116,942)	(1)	(1,309)	-	-	-	-	(1,310)
Stock-based compensation expense	-	-	728	-	-	-	-	728
Other comprehensive income	-	-	-	-	-	-	1,838	1,838
Tax benefit from stock-based compensation plans	-	-	(8)	-	-	-	-	(8)
ESOP shares earned, 53,182 shares	-	-	17	-	603	-	-	620
Tax benefit on ESOP expense	-	-	90	-	-	-	-	90
Balance, December 31, 2011	8,712,031	$ 87	$ 88,393	$ 42,374	$ (4,642)	$ -	$ (2,076)	$ 124,136
Net income	-	-	-	**6,757**	-	-	-	**6,757**
Cash dividend declared, $0.36 per share	-	-	-	**(2,832)**	-	-	-	**(2,832)**
Issuance of 15,600 shares of restricted common stock	**15,600**	-	-	-	-	-	-	-
Forfeiture of 326 shares of restricted common stock	**(326)**	-	-	-	-	-	-	-
Repurchase of 554,819 shares of common stock	**(554,819)**	**(5)**	**(7,215)**	-	-	-	-	**(7,220)**
Stock-based compensation expense	-	-	**858**	-	-	-	-	**858**
Other comprehensive income	-	-	-	-	-	-	**(1,773)**	**(1,773**
Tax benefit from stock-based compensation plans	-	-	**7**	-	-	-	-	**7**
ESOP shares earned, 53,302 shares	-	-	**64**	-	**605**	-	-	**669**
Tax benefit on ESOP expense	-	-	**47**	-	-	-	-	**47**
Balance, December 31, 2012	**8,172,486**	**$ 82**	**$ 82,154**	**$ 46,299**	**$ (4,037)**	**$ -**	**$ (3,849)**	**$ 120,649**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(Dollars in thousands)	Years Ended December 31, 2012	2011	2010
Operating Activities			
Net income	**$ 6,757**	$ 3,825	$ 1,406
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**2,110**	1,522	946
Amortization of deposit intangibles	**781**	692	276
Impairment loss on intangible assets	**–**	–	1,000
Provision for loan losses	**5,930**	2,895	5,500
ESOP compensation expense	**669**	620	459
Provision for deferred (taxes) benefit	**(384)**	(270)	955
Stock-based compensation expense	**858**	728	810
Accretion of gain on termination of cash flow hedge	**(163)**	(248)	(352)
Amortization of available for sale discounts and premiums, net	**3,761**	2,533	1,904
Impairment on securities available for sale	**–**	43	–
Gain on sales of securities available for sale, net	**(2,838)**	(684)	(294)
(Gain) loss on sales and write-downs of other real estate owned	**219**	771	(18)
(Gain) on sales and write-downs of FDIC acquired other real estate owned	**(313)**	(383)	–
Net gain on sales or disposal of premises and equipment	**–**	(4)	(4)
Increase in bank owned life insurance	**(771)**	(587)	(267)
Excess tax benefit related to stock-based compensation plans	**(7)**	8	14
Excess tax expense related to ESOP	**(47)**	(90)	(46)
Decrease in FDIC loss share receivable	**18,143**	3,494	–
Accretion of FDIC loss share receivable	**5,028**	(381)	–
(Increase) decrease in interest receivable	**1,131**	(1,782)	116
Increase (decrease) in interest payable	**(291)**	270	(43)
Increase in loans held for sale	**(8,137)**	(7,246)	(225)
Decrease in prepaid FDIC assessment	**344**	840	837
Gain on bank owned life insurance	**–**	(32)	(916)
Bargain purchase (gain) loss	**56**	(4,217)	(2,722)
Net other operating activities	**2,964**	2,547	(2,010)
Total adjustments	**29,043**	1,039	5,920
Net cash provided by operating activities	**35,800**	4,864	7,326
Investing Activities			
(Increase) decrease in interest-bearing deposits in banks	**27,708**	(32,190)	32,325
Purchases of securities available for sale	**(170,043)**	(135,484)	(256,281)
Proceeds from maturities of securities available for sale	**94,697**	98,185	98,224
Proceeds from sales of securities available for sale	**111,720**	55,935	36,566
Purchase of bank owned life insurance	**(7,000)**	–	–
Increase (decrease) in Federal Home Loan Bank stock	**(263)**	1,202	(450)
(Increase) decrease in federal funds sold	**17,447**	(19,053)	8,640
Increase in loans, net	**(113,821)**	(8,876)	(39,858)
Purchases of premises and equipment	**(4,311)**	(9,562)	(3,334)
Net cash received from acquisition activity	**5,831**	67,704	40,553
Proceeds from sales of premises and equipment	**–**	19	17
Proceeds from sales of other real estate owned	**11,665**	8,851	2,628
Net cash provided by (used in) investing activities	**(26,370)**	26,731	(80,970)

Consolidated Statements of Cash Flows

(Dollars in thousands)	Years Ended December 31, 2012	2011	2010
Financing Activities			
Increase (decrease) in deposits	**$ (33,130)**	$ 6,454	$ 10,573
Increase (decrease) in federal funds purchased and securities sold under repurchase agreements	**(1,830)**	2,628	(422)
Proceeds from other borrowings	**25,000**	–	20,000
Repayment of other borrowings	**–**	(32,744)	–
Excess tax benefit related to stock-based compensation plans	**7**	(8)	(14)
Excess tax related to ESOP	**47**	90	46
Purchase of shares, net	**(7,220)**	(1,310)	(8)
Net proceeds from common stock offering and reorganization	**–**	–	61,482
Purchase of common shares for ESOP	**–**	–	(3,277)
Dividends paid to stockholders	**(2,832)**	(987)	(854)
Net cash provided by (used in) financing activities	**(19,958)**	(25,877)	87,526
Net increase (decrease) in cash and due from banks	**(10,528)**	5,718	13,882
Cash and due from banks at beginning of year	**34,521**	28,803	14,921
Cash and due from banks at end of year	**$ 23,993**	$ 34,521	$ 28,803
Supplemental Disclosures of Cash Flow Information			
Cash paid (received) during the year for:			
Interest	**$ 7,879**	$ 10,080	$ 8,278
Income taxes paid (received)	**$ 2,925**	$ –	$ (807)
Noncash Transactions			
Principal balances of loans transferred to other real estate owned	**$ 10,847**	$ 4,557	$ 4,560
Pension liability increase (decrease)	**$ (191)**	$ 1,313	$ 97

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Heritage Financial Group, Inc. (the "Company"), a Maryland corporation, was incorporated in May 2010 and organized by Heritage MHC (the "MHC"), Heritage Financial Group and Heritage Bank of the South (the "Bank") to facilitate the second-step conversion of the Company from the mutual holding company structure to the stock holding company structure (the "Conversion"). Upon consummation of the conversion, which occurred on November 30, 2010, the Company became the holding company for the Bank and a 100% publicly owned stock holding company. As a result of the conversion, each share of Heritage Financial Group's common stock owned by public shareholders was exchanged for 0.8377 shares of the Company's common stock, with cash being paid in lieu of issuing fractional shares.

Through the Bank, the Company operates a full service banking business and offers a broad range of retail and commercial banking services to its customers located primarily in central and southern Georgia and north central Florida. The Company and the Bank are subject to the regulations of certain federal and state agencies and are periodically examined by those regulatory agencies.

Basis of Presentation and Accounting Estimates

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. Significant intercompany transactions and balances have been eliminated in consolidation.

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate, deferred tax assets, other-than-temporary impairments of securities, and the fair value of financial instruments.

Acquisition Accounting

Generally accepted accounting principles require the use of fair value accounting in determining the carrying values of certain assets and liabilities acquired in business combinations and accordingly the Company recorded assets purchased and liabilities assumed in our FDIC-assisted acquisitions at their fair values. The fair value of the loan portfolios acquired in these transactions was recorded and is being accounted for under the principles prescribed by ASC 310.

On the date of acquisition all loans acquired are assigned a fair value based on the present value of projected future cash flows. An accretable discount is determined based on the timing of the projected cash flows and is taken into income over the projected life of the loans. Such accretion is included in interest income. Expected cash flows are re-estimated at each reporting date. Subsequent decreases to the expected cash flows will generally result in a provision for loan losses.

Subsequent increases in cash flows result in a reversal of the provision for loan losses to the extent of prior charges and adjusted the accretable discount, which will have a positive effect on interest income. Because the Company records loans acquired in connection with FDIC-assisted acquisitions at fair value, the Company records no allowance for loan losses related to the acquired covered loans on the acquisition date, given that the fair value of the loans acquired incorporates assumptions regarding credit risk.

Acquisitions are accounted for under the purchase method of accounting. Purchased assets and assumed liabilities are recorded at their estimated fair values as of the purchase date. Any identifiable intangible assets are also recorded at fair value. When the fair value of the assets purchased exceed the fair value of liabilities assumed, a "bargain purchase gain" results. If the consideration given exceeds the fair value of the net assets received, goodwill is recognized. Fair values are subject to refinement for up to one year after the closing date of an acquisition as information relative to closing date fair values becomes available.

Notes to Consolidated Financial Statements

FDIC Receivable for Loss-Share Agreements

A significant portion of the Company's acquired loan and other real estate assets are covered under loss share agreements with the FDIC in which the FDIC has agreed to reimburse the Company 80% of all losses as well as certain expenses incurred in connection with those assets. The Company estimated the amount that it will receive from the FDIC under the loss share agreements that will result from losses incurred as the Company disposes of covered loans and other real estate assets, and the Company recorded the estimate as a receivable from the FDIC. The Company discounted the receivable for the expected timing and receipt of those cash flows using a risk free rate plus a premium for risk. The accretion of the FDIC receivable discount is recorded into noninterest income using the level yield method over the estimated life of the receivable.

The loss share agreements also include a provision whereby if losses do not exceed a calculated threshold, the Company is obligated to compensate the FDIC. This is referred to as a clawback liability and, if applicable, is paid at the end of ten years. The formula for the clawback liability varies from transaction-to-transaction and will be calculated using the formula provided in the individual loss share agreements and will not be consolidated into one calculation. The FDIC receivable for loss-share agreements is measured separately from the related covered assets because it is not contractually embedded in the assets and is not transferable if the Company sells the assets. The Company will review and update the fair value of the FDIC receivable at each reporting date in conjunction with the re-estimation of cash flows. The FDIC receivable will fluctuate as loss estimates and expected cash flows related to covered loans and other real estate owned change.

Cash Due from Banks and Cash Flows

For purposes of reporting cash flows, cash and due from banks includes cash on hand, cash items in process of collection, and amounts due from banks. Cash flows from loans, federal funds sold, interest-bearing deposits, interest receivable, deposits, federal funds purchased and securities sold under repurchase agreements, and interest payable in banks are reported net.

The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank. The total of those reserve balance requirements was approximately $1.2 million and $18.7 million at December 31, 2012 and 2011, respectively.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost. Management has not classified any of its debt securities as held to maturity. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as available for sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income (loss), net of the related deferred tax effect. Equity securities, including other equity securities, without a readily determinable fair value are classified as available for sale and recorded at cost. Restricted equity securities are recorded at cost.

The amortization of premiums and accretion of discounts are recognized in interest income using the interest method over the life of the securities. Realized gains and losses, determined on the basis of the cost of specific securities sold, are included in earnings on the settlement date.

The Company evaluates investment securities for other-than-temporary impairment using relevant accounting guidance specifying that (a) if a company does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss. When the Company does not intend to sell the security, and it is more likely than not, the Company will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income.

Securities purchased under resale agreements and securities sold under repurchase agreements are generally accounted for as collateralized financial transactions as more fully disclosed in Note 12. They are recorded at the amount at which the securities were acquired or sold plus accrued interest. It is the Company's policy to take possession of securities purchased under resale agreements, which are primarily U.S. Government and Government agency securities. The market value of these securities is monitored, and additional securities are obtained when deemed appropriate to ensure such transactions are adequately collateralized. The Company also monitors its exposure with respect to securities sold under repurchase agreements, and a request for the return of excess securities held by the counterparty is made when deemed appropriate.

Notes to Consolidated Financial Statements

Loans Held for Sale

Loans held for sale consist of one-to-four family residential loans originated for sale in the secondary market and are carried at fair value under ASC 825-10-25. For residential mortgage loans, fair value is determined by outstanding commitments from investors for committed loans and on the basis of current delivery prices in the secondary mortgage market for uncommitted loans, if any. Adjustments to reflect unrealized gains and losses resulting from changes in fair value of residential mortgage loans held-for-sale and realized gains and losses upon ultimate sale of the loans are classified as noninterest income in the Consolidated Statements of Income.

The Company enters into interest rate lock commitments ("IRLCs") with customers on mortgage loans with the intention to sell the loan in the secondary market. The Company classifies IRLCs on residential mortgage loans, which are derivatives under ASC 815-10-15, on a gross basis within other liabilities or other assets. The derivatives arising from the IRLCs are recorded at fair value in other assets and liabilities and changes in that fair value are included in mortgage banking activities.

The fair value of the IRLC derivatives are determined by reference to quoted prices for loans with similar coupon rates and terms. The fair value of these commitments, while based on interest rates observable in the market, is highly dependent on the ultimate closing of the loans. These "pullthrough" rates are based on both the Company's historical data and the current interest rate environment and reflect the Company's best estimate of the likelihood that a commitment will ultimately result in a closed loan. Gains and losses on the sale of those loans are included in mortgage banking activities.

As a result of the adoption of SAB No. 109, the loan servicing value is also included in the fair value of IRLCs. For further information on the fair value accounting for residential mortgages held for sale, see Note 23.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balances less unearned income, net deferred fees and costs on originated loans and the allowance for loan losses. Interest income is accrued on the outstanding principal balance. Loan origination fees, net of certain direct origination costs of consumer loans not secured by real estate, are recognized at the time the loan is placed on the books. Loan origination fees and costs for all other loans are deferred and recognized as an adjustment of the yield over the life of the loan using the level yield method without anticipating prepayments.

The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, unless the loan is well-secured. Past due status is based on contractual terms of the loan. Generally, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued, but not collected for loans that are placed on nonaccrual or charged off, is reversed against interest income, unless management believes that the accrued interest is recoverable through the liquidation of collateral. Interest income on nonaccrual loans is subsequently recognized only to the extent cash payments are received until the loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and the loan has been performing to contractual terms for a period of not less than 6 months.

A loan is considered impaired when it is probable, based on current information and events, the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status.

Purchased loans acquired in business acquisitions are recorded at the fair value at the acquisition date. Credit discounts are included in the determination of fair value; therefore, an allowance for loan losses is not recorded at the acquisition date.

In determining the acquisition date fair value of purchased loans, and in subsequent accounting, the Company generally aggregates purchased loans into pools of loans with common risk characteristics. Expected cash flows at the acquisition date in excess of the fair value of loans are recorded as interest income over the

Notes to Consolidated Financial Statements

life of the loans using a level yield method if the timing and amount of the future cash flows of the pool is reasonably estimable. Subsequent to the acquisition date, increases in cash flows over those expected at the acquisition date are recognized as interest income prospectively. Decreases in expected cash flows after the acquisition date are recognized by recording an allowance for loan losses.

Covered Loans

The portion of the Company's loan portfolio covered under loss share agreements with the FDIC in which the FDIC has agreed to reimburse the Company 80% of all losses as well as certain expenses incurred in connection with those assets. For further information of accounting for covered loans refer to the Acquisition Accounting and FDIC receivable for Loss Share Agreements sections within this Note 1.

Allowance for Loan Losses

The Company establishes provisions for loan losses, which are charged to income, at a level Management believes will reflect probable credit losses based on historical loss trends and an evaluation of specific credits in the loan portfolio. For further information on the accounting for Allowance for Loan Losses, see Note 4 for further information.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives:

	Years
Buildings	40
Furniture and equipment	3-7

Intangible Assets

Intangible assets consist of core deposit intangibles acquired in connection with business acquisitions. The core deposit intangibles are initially recognized based on a valuation performed as of the consummation date. The core deposit intangibles are amortized over the average remaining life of the acquired customer deposits, or approximately 7 years. Intangible assets were evaluated for impairment as of December 31, 2012 and based on that evaluation there was no impairment.

Goodwill

Goodwill recorded represents the excess of the purchase price over the fair value of the net assets acquired in acquisitions. Goodwill acquired in a business acquisition is determined to have an indefinite useful life and is not amortized, but tested for impairment at least annually.

Goodwill is tested for impairment on an annual basis and between annual tests if events occur, or if circumstances change, that would more likely than not reduce the fair value below its carrying amount. The annual impairment test is based on discounted cash flow models that incorporate variables including growth in net income, discount rates, and terminal values. If the carrying amount of goodwill exceeds its fair value, an impairment loss is recognized as a non-cash charge. Goodwill was evaluated for impairment during the fourth quarter of 2012, and based on that evaluation there was no impairment.

Other Real Estate Owned ("OREO")

OREO, consisting of properties obtained through foreclosure or through a deed in lieu of foreclosure in satisfaction of loans, is reported at the lower of cost or fair value, determined on the basis of current appraisals, comparable sales, and other estimates of value obtained principally from independent sources, adjusted for estimated selling costs. Management also considers other factors, including changes in absorption rates, length of time the property has been on the market and anticipated sales values, which have resulted in adjustments to the collateral value estimates indicated in certain appraisals. At the time of foreclosure or initial possession of collateral, any excess of the loan balance over the fair value of the real estate held as collateral is treated as a charge against the allowance for loan losses.

Subsequent declines in the fair value of OREO below the new cost basis are recorded through valuation adjustments. Significant judgments and complex estimates are required in estimating the fair value of other

Notes to Consolidated Financial Statements

real estate, and the period of time within which such estimates can be considered current is significantly shortened during periods of market volatility. In response to market conditions and other economic factors, management may utilize liquidation sales as part of its problem asset disposition strategy. As a result of the significant judgments required in estimating fair value and the variables involved in different methods of disposition, the net proceeds realized from sales transactions could differ significantly from appraisals, comparable sales, and other estimates used to determine the fair value of other real estate. Management reviews the value of other real estate periodically and adjusts the values as appropriate. Revenue and expenses from OREO operations as well as gains or losses on sales and any subsequent adjustments to the value are recorded as a component of non-interest expense.

Covered OREO

The portion of OREO covered under loss share agreements with the FDIC in which the FDIC has agreed to reimburse the Company 80% of all losses as well as certain expenses incurred in connection with those assets. For further information of accounting for covered loans refer to the Acquisition Accounting and FDIC receivable for Loss Share Agreements sections within this Note 1.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company - put presumptively beyond the reach of the transferor and its creditors even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Pension Plan

The compensation cost of an employee's pension benefit is recognized on the projected unit credit method over the employee's approximate service period. The Company's funding policy is to contribute annually an amount that satisfies the funding standard account requirements of ERISA.

Employee Stock Ownership Plan ("ESOP")

The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of stockholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

The Company accounts for its ESOP in accordance with ASC 718-40. Accordingly, since the Company sponsors the ESOP with an employer loan, neither the ESOP's loan payable or the Company's loan receivable are reported in the Company's consolidated balance sheet. Likewise, the Company does not recognize interest income or interest cost on the loan. Unallocated shares held by the ESOP are recorded as unearned ESOP shares in the consolidated statement of changes in stockholders' equity. As shares are released for allocation, the Company recognizes compensation expense equal to the average market price of the shares for the period.

Income Taxes

The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. The Company and Bank file consolidated income tax returns but maintain a tax allocation agreement, whereby the Company and Bank calculate their respective amounts of income and expenses and are only responsible for their share of the consolidated income taxes as if they were to file on an unconsolidated basis.

Notes to Consolidated Financial Statements

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more-likely-than-not, based on the technical merits, that the tax position will be realized or sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. Deferred tax assets may be reduced by deferred tax liabilities and a valuation allowance if, based on the weight of evidence available, it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes interest and penalties accrued relative to unrecognized tax benefits in its respective federal or state income taxes accounts. As of December 31, 2012, there were no accruals for uncertain tax positions and no accruals for interest and penalties. The Company and its subsidiary file a consolidated United States federal income tax return, as well as income tax returns in Georgia, Florida, Alabama and Maryland. The Company's filed income tax returns are no longer subject to examination by taxing authorities for years prior to 2009.

Earnings Per Share

Basic earnings per share represent net income available to common shareholders divided by the weighted-average number of common shares outstanding during the period, excluding unearned shares of the Employee Stock Ownership Plan and unvested shares of stock. Diluted earnings per share are computed by dividing net income by the sum of the weighted-average number of shares of common stock outstanding and dilutive potential common shares. Potential common shares consist only of stock options and unvested restricted shares. .

Comprehensive Income (Loss)

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income (loss). Although certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, are reported as a separate component of the equity section of the balance sheet, such items, along with net income (loss), are components of comprehensive income (loss).

Advertising Costs

Advertising costs are expensed as incurred.

Derivative Instruments

The Company enters into derivative transactions principally to protect against the risk of adverse price or interest rate movements on the value of certain assets and liabilities and on future cash flows. In addition, certain contracts and commitments are defined as derivatives under generally accepted accounting principles.

All derivative instruments are carried at fair value on the balance sheet. Special hedge accounting provisions are provided, which permit the change in the fair value of the hedged item related to the risk being hedged to be recognized in earnings in the same period and in the same income statement line as the change in the fair value of the derivative, see Note 19 for additional information.

Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking each hedged transaction.

Reclassification

Certain amounts in the consolidated financial statements presented in the year ended December 31, 2011 have been reclassed to conform to the December 31, 2012 presentation, with no effect on total assets or net income.

Notes to Consolidated Financial Statements

Recent Accounting Standards

The following are summaries of recently issued accounting pronouncements that impact the accounting and reporting practices of the Company:

In May 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* to amend the Fair Value Measurement topic of the Accounting Standards Codification by clarifying the application of existing fair value measurement and disclosure requirements and by changing particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. The amendments were effective for the Company beginning January 1, 2012 and did not have a material impact on the Company's financial position, results of income or cash flows.

In June 2011, the FASB issued ASU No. 2011-05, *Presentation of Comprehensive Income.* ASU 2011-05 requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive statements of net income and other comprehensive income. The option to present items of other comprehensive income in the statement of changes in equity is eliminated. The guidance is effective for the Company for the first quarter of 2012, and did not have a material impact on the Company's results of income or financial position. It did not result in a change of disclosure, as the Company currently presents other comprehensive income in the separate statement following the Consolidated Statements of Income.

In September 2011, the FASB issued ASU No. 2011-08, *Intangibles—Goodwill and Other (Topic 350): Testing Goodwill Impairment.* The new guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines that this is the case, it is required to perform the currently prescribed two-step goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit (if any). Based on the qualitative assessment, if an entity determines that the fair value of a reporting unit is more than its carrying amount, the two-step goodwill impairment test is not required. The new guidance is effective for the Company beginning January 1, 2012, and did not have a material impact on the Company's results of income or financial position.

In December 2011, the FASB issued ASU No. 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities* which is intended to enhance disclosures resulting in improved information being available to users of financial information about financial instruments and derivative instruments that are subject to offsetting ("netting") in statements of financial position whether the statements are prepared using U.S. GAAP or International Financial Reporting Standards. ASU 2011-11 requires disclosure of both gross information and net information about instruments and transactions eligible for offset or subject to an agreement similar to a master netting agreement. In addition to the quantitative disclosures, reporting entities also are required to provide a description of rights of setoff associated with recognized assets and recognized liabilities subject to enforceable master netting arrangements or similar agreements. ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. The required disclosures should be provided retrospectively for all comparative periods presented. The Company is evaluating the impact that the adoption of ASU 2011-11 will have on its financial position, results of income and cash flows.

In October 2012, ASU 2012-06, *"Business Combinations (Topic 805) - Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution (a consensus of the FASB Emerging Issues Task Force)."* ASU 2012-06 clarifies the applicable guidance for subsequently measuring an indemnification asset recognized as a result of a government-assisted acquisition of a financial institution. Under ASU 2012-06, when a reporting entity recognizes an indemnification asset as a result of a government-assisted acquisition of a financial institution and, subsequently, a change in the cash flows expected to be collected on the

Notes to Consolidated Financial Statements

indemnification asset occurs (as a result of a change in cash flows expected to be collected on the assets subject to indemnification), the reporting entity should subsequently account for the change in the measurement of the indemnification asset on the same basis as the change in the assets subject to indemnification. Any amortization of changes in value should be limited to the contractual term of the indemnification agreement (that is, the lesser of the term of the indemnification agreement and the remaining life of the indemnified assets). The amendments are effective for fiscal years beginning on or after December 15, 2012 and early adoption is permitted. The amendments are to be applied prospectively to any new indemnification assets acquired after the date of adoption and to indemnification assets existing as of the date of adoption arising from a government-assisted acquisition of a financial institution. The Company adopted this standard on October 1, 2012. The effect of adopting this standard did not have a material effect on the consolidated financial statements.

NOTE 2. ACQUISITION ACTIVITY

Single Branch of AB&T National Bank

On June 30, 2012, the Company completed an acquisition of a single branch of AB&T National Bank located in Auburn, Alabama. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

(Dollars in thousands)	Acquired	Fair Value and Other Adjustments	As Recorded by Heritage Financial Group
Assets			
Cash and cash equivalents	$ 146	$ 5,685 [(a)]	$ 5,831
Premises and equipment	1,741	–	1,741
Loans	10,890	(117) [(b)]	10,773
Core deposit intangibles	–	168 [(c)]	168
Other assets	43	–	43
Total Assets	$ 12,820	$ 5,736 [(e)]	$ 18,556
Liabilities			
Noninterest-bearing deposits	$ 1,636	$ –	$ 1,636
Interest-bearing deposits	16,810	50 [(d)]	16,860
Other liabilities	26	–	26
Total Liabilities	$ 18,472	$ 50 [(e)]	$ 18,522

Explanations

(a) The adjustment represents the cash received from AB&T to reflect the acquisition of excess liabilities assumed over assets purchased.

(b) The adjustment represents the adjustment to fair market value of the loans assumed in the transaction.

(c) The adjustment represents the consideration paid for the value of the core deposit base assumed in the acquisition. The core deposit asset was recorded as an identifiable intangible asset and will be amortized on an accelerated basis over the average life of the deposit base, estimated to be ten years.

(d) The adjustment is necessary because the weighted average interest rate of the CD's acquired exceeded the cost of similar funding at the time of acquisition. The fair value adjustment will be amortized to reduce interest expense on a declining basis over the average life of the portfolio.

(e) The difference in total assumed assets and liabilities represents the $34,000 bargain purchase gain recognized in the second quarter 2012.

The Company did not acquire any loans with deteriorated credit quality as of the acquisition date this transaction. Accordingly, the Company accounts for the loans acquired in this transaction under FASB ASC 805, Business Combinations.

Notes to Consolidated Financial Statements

Citizens Bank of Effingham

On February 18, 2011 (the "Closing Date"), HeritageBank of the South entered into a Purchase and Assumption Agreement by and among the Federal Deposit Insurance Corporation as receiver of Citizens Bank of Effingham ("Citizens"), Springfield, Georgia, the Bank and the FDIC acting in its corporate capacity, pursuant to which the Bank acquired a majority of all assets and assumed substantially all of the liabilities of Citizens (the "Acquisition"). In connection with the Acquisition, the Bank also acquired other real estate owned ("OREO") as of the Closing Date.

Pursuant to that agreement, the Bank agreed to pay a premium on deposits totaling $1.4 million and to acquire the specified assets, net of liabilities, at a discount to book value of $25.1 million. The Bank also received a cash payment from the FDIC in the amount of $24.0 million.

The Bank and the FDIC also entered into loss-sharing agreements that provide the Bank with significant protection against credit losses on Citizens' loans and related assets acquired in the Acquisition. Under these agreements, discussed in more detail below, the FDIC will, for a specified number of years, reimburse the Bank for 80% of all losses and related expenses on covered assets, primarily acquired loans and OREO.

The fair values of the assets acquired and liabilities assumed in conjunction with the Acquisition as of the Closing Date are detailed in the following table (dollars in thousands):

	February 18, 2011	Average Maturity (Years)	Effective Yield / Cost
Assets Acquired:			
Cash and due from banks	$ 33,900		
Securities available for sale	13,386	4.20	1.49%
Loans	72,720	1.34	4.53%
Other real estate owned	7,540		
Estimated reimbursement from the FDIC	58,164		
Core deposit intangible	1,895		
Other assets	2,245		
Total assets acquired	189,850		
Cash paid to settle the acquisition	24,000		
Fair value of assets acquired	213,850		
Liabilities Assumed:			
Deposits	206,276	1.26	1.58%
Other liabilities	6,174		
Fair value of liabilities assumed	212,450		
Net Assets Acquired / Gained from Acquisition	$ 1,400		

The following table summarizes the assets covered by the loss-sharing agreements, under the Single Family "SF" and Non-Single Family "Non-SF" certificates, and the amount covered by the FDIC and the estimated fair values (dollars in thousands):

	Amounts Covered	Fair Value	SF Certificate (10 Years for Losses)	Non-SF Certificate (5 Years for Losses)
Loans	$ 131,256	$ 66,671	$ 22,744	$ 108,512
OREO	21,663	7,540	–	21,663
Total	$ 152,919	$ 74,211	$ 22,744	$ 130,175

The Company elected to account for loans acquired in the Citizens acquisition under ASC 310-30, *Loans and Debt Securities Acquired with Deteriorated Credit Quality.* Topic 310-30 applies to a loan with evidence of deterioration of credit quality since origination, acquired by completion of a transfer for which it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable. Topic 310-30 prohibits carrying over or creating an allowance for loan losses upon initial recognition for loans that fall under its scope.

Notes to Consolidated Financial Statements

The following table presents information regarding the loan portfolio acquired on February 18, 2011 at fair value (dollars in thousands):

	Loans With Deterioration of Credit Quality	Loans Without Deterioration of Credit Quality	Total Loans at Fair Value
Construction and land	$ 5,641	$ 7,454	$ 13,095
Farmland	1,272	2,362	3,634
Residential real estate	3,804	14,936	18,740
Commercial real estate	4,635	15,551	20,186
Commercial and industrial	1,787	11,643	13,430
Consumer	31	3,604	3,635
	$ 17,170	$ 55,550	$ 72,720

The following table presents purchased loans accounted for under ASC Topic 310-30 as of the closing date:

(Dollars in thousands)	February 18, 2011
Contractually-required principal and interest	$ 172,568
Non-accretable difference	(63,694)
Cash flows expected to be collected	108,874
Accretable yield	(36,154)
Fair value of loans accounted for under ASC 310-30	$ 72,720

The Company did not immediately acquire the real estate, banking facilities, furniture or equipment of Citizens as part of the purchase and assumption agreement. However, the Company subsequently purchased the real estate, banking facilities, furniture or equipment of Citizens from the FDIC at fair value in the amount of $3.2 million during the second quarter of 2011.

First Southern National Bank

On August 19, 2011 (the "Closing Date"), HeritageBank of the South entered into a Purchase and Assumption Agreement by and among the FDIC as receiver of First Southern National Bank ("First Southern"), Statesboro, Georgia, the Bank and the FDIC acting in its corporate capacity, pursuant to which the Bank acquired a majority of all assets and assumed a majority of all liabilities of First Southern (the "First Southern Acquisition"). In connection with the First Southern Acquisition, the Bank also acquired other real estate owned ("OREO") as of the Closing Date.

Pursuant to the Agreement, the Bank agreed to pay a premium on deposits totaling $1.2 million and to acquire the specified assets, net of liabilities, at a discount to book value of $16.3 million. The Bank also received a cash payment from the FDIC in the amount of $3.4 million.

The Bank and the FDIC also have entered into loss-sharing agreements that provide the Bank with significant protection against credit losses on First Southern's loans and related assets acquired in the First Southern Acquisition. Under these agreements, discussed in more detail below, the FDIC will, for a specified number of years, reimburse the Bank for 80% of all losses and related expenses on covered assets, primarily acquired loans and OREO.

Notes to Consolidated Financial Statements

The fair values of the assets acquired and liabilities assumed in conjunction with the First Southern Acquisition as of the Closing Date are detailed in the following table (dollars in thousands):

	August 19, 2011	Average Maturity (Years)	Effective Yield / Cost
Assets Acquired:			
Cash and due from banks	$ 6,264		
Securities available for sale	22,295	9.32	3.29%
Loans	68,084	6.25	5.38%
Other real estate owned and foreclosed assets	4,669		
Estimated reimbursement from the FDIC	30,464		
Core deposit intangible	850		
Other assets	3,694		
Total assets acquired	136,320		
Cash paid to settle the acquisition	3,540		
Fair value of assets acquired	139,860		
Liabilities Assumed:			
Deposits	137,212	0.70	1.08%
Other liabilities	1,448		
Fair value of liabilities assumed	138,660		
Net Assets Acquired / Gained from Acquisition	$ 1,200		

The following table summarizes the assets covered by the loss-sharing agreements, under the Single Family "SF" and Non-Single Family "Non-SF" certificates, and the amount covered by the FDIC and the estimated fair values (dollars in thousands).

	Amounts Covered	Fair Value	SF Certificate (10 Years for Losses)	Non-SF Certificate (5 Years for Losses)
Loans	$ 99,197	$ 68,084	$ 20,651	$ 78,546
OREO	8,645	4,669	7,080	1,565
Total	$ 107,842	$ 72,753	$ 27,731	$ 80,111

The Company elected to account for loans acquired in the First Southern Acquisition under ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality. Topic 310-30 applies to a loan with evidence of deterioration of credit quality since origination, acquired by completion of a transfer for which it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable. Topic 310-30 prohibits carrying over or creating an allowance for loan losses upon initial recognition for loans that fall under its scope.

The following table presents information regarding the loan portfolio acquired on August 19, 2011 at fair value (dollars in thousands):

	Loans With Deterioration of Credit Quality	Loans Without Deterioration of Credit Quality	Total Loans at Fair Value
Construction and land	$ 4,888	$ 3,604	$ 8,492
Farmland	–	4,709	4,709
Residential real estate	2,058	26,302	28,360
Commercial real estate	2,517	9,814	12,331
Commercial and industrial	76	8,897	8,973
Consumer	44	5,175	5,219
	$ 9,583	$ 58,501	$ 68,084

Notes to Consolidated Financial Statements

The following table presents purchased loans accounted for under ASC Topic 310-30 as of the closing date:

(Dollars in thousands)	August 19, 2011
Contractually-required principal and interest	$ 127,042
Non-accretable difference	(36,994)
Cash flows expected to be collected	$ 90,048
Accretable yield	(21,964)
Fair value of loans accounted for under ASC 310-30	$ 68,084

The Company did not immediately acquire the real estate, banking facilities, or furniture of First Southern but did purchase some of the equipment as part of the purchase and assumption agreement.

The Company recognizes that the determination of the initial fair value of loans at the acquisition date involves a high degree of judgment and complexity. The carrying value of the acquired loans reflect management's best estimate of the fair value of these assets as of the acquisition date. However, the amount the Company ultimately recognizes on these assets could differ materially from the value reflected in these financial statements, based upon the timing and amount of collections on the acquired loans in future periods. To the extent the actual values recognized for the acquired loans are less than the Company's estimate, additional losses will be incurred. These fair value estimates are considered preliminary, and are subject to change for up to one year after the closing date of the acquisition as additional information relative to the closing date fair values becomes available.

Five Branches of The Park Avenue Bank

On May 24, 2010, the Company completed an acquisition of five branches of The Park Avenue Bank ("PAB"), two in Statesboro and one each in Baxley, Hazlehurst and Adel, Georgia.

The table below represents the refinements to the Company's initial fair value adjustments allowed by ASC 820, recorded subsequent to the date of acquisition, as of December 31, 2010:

(Dollars in thousands)	As Recorded by Heritage Financial Group	Adjusted Fair Value	As Recorded by Heritage Financial Group
Assets			
Cash and cash equivalents	$ 40,562	$ –	$ 40,562
Premises and equipment	3,448	–	3,448
Loans	51,792	(749)[a]	51,043
Core deposit intangibles	1,130	781 [b]	1,911
Other assets	245	(63)	182
Total Assets	$ 97,177	$ (31)	$ 97,146
Liabilities			
Noninterest-bearing deposits	$ 15,564	$ –	$ 15,564
Interest-bearing deposits	81,557	(31)[c]	81,526
Other liabilities	56	–	56
Total Liabilities	$ 97,177	$ (31)	$ 97,146

Explanations

[a] The adjustment represents a refinement to the fair market value of the loans assumed in the transaction.

[b] The adjustment represents a refinement to the value of the core deposit intangible assumed in the acquisition. The core deposit intangible was recorded as an identifiable intangible asset and will be amortized over the average life of the related deposit portfolio, estimated to be seven years.

[c] The adjustment represents a refinement to fair value of the CD's acquired and will be amortized to reduce interest expense over the average life of the portfolio.

Notes to Consolidated Financial Statements

The Company did not acquire any loans with deteriorated credit quality as of the acquisition date in the PAB branch transaction. Accordingly, the Company accounts for the loans acquired in this transaction under FASB ASC 805, Business Combinations.

NOTE 3. SECURITIES

The amortized cost and fair value of securities available for sale with gross unrealized gains and losses are summarized as follows:

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2012:				
U. S. Government sponsored agencies (GSEs)	**$ 20,996**	**$ 50**	**$ (27)**	**$ 21,019**
State and municipal securities	**40,509**	**1,362**	**(298)**	**41,573**
Corporate debt securities	**1,150**	**–**	**(130)**	**1,020**
GSE residential mortgage-backed securities	**156,469**	**1,434**	**(406)**	**157,497**
Total debt securities	**219,124**	**2,846**	**(861)**	**221,109**
Equity securities	**207**	**93**	**(3)**	**297**
Total securities	**$ 219,331**	**$ 2,939**	**$ (864)**	**$ 221,406**
December 31, 2011:				
U. S. Government sponsored agencies (GSEs)	$ 45,141	$ 598	$ (2)	$ 45,737
State and municipal securities	47,167	1,494	(457)	48,204
Corporate debt securities	2,160	–	(204)	1,956
GSE residential mortgage-backed securities	161,954	1,461	(452)	162,963
Total debt securities	256,422	3,553	(1,115)	258,860
Equity securities	207	66	(116)	157
Total securities	$ 256,629	$ 3,619	$ (1,231)	$ 259,017

The amortized cost and fair value of debt securities available for sale by contractual maturity are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without penalty. Therefore, these securities are not included in the maturity categories in the following maturity summary.

	December 31, 2012		December 31, 2011	
(Dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
One year or less	**$ 150**	**$ 150**	$ 1,007	$ 890
One to five years	**1,786**	**1,661**	5,361	5,322
Five to ten years	**20,920**	**21,264**	11,501	11,812
Over ten years	**40,006**	**40,834**	76,599	77,873
Mortgage-backed securities	**156,469**	**157,497**	161,954	162,963
	$ 219,331	**$ 221,406**	$ 256,422	$ 258,860

Securities with a carrying value of approximately $94.6 million and $96.3 million at December 31, 2012 and 2011, respectively, were pledged to secure public deposits, repurchase agreements and for other purposes required or permitted by law. The balance of pledged securities in excess of the pledging requirements was $18.0 million and $26.0 million at December 31, 2012 and 2011, respectively

Notes to Consolidated Financial Statements

The gross realized gains and losses recognized in income are reflected in the following table:

	Years Ended December 31,		
(Dollars in thousands)	2012	2011	2010
Gross gains	**$ 3,068**	$ 684	$ 324
Gross losses	**(230)**	–	(30)
Net realized gains	**$ 2,838**	$ 684	$ 294

The following table shows the gross unrealized losses and fair value of securities aggregated by category and length of time that securities have been in a continuous unrealized loss position.

(Dollars in thousands)	Less Than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2012:						
U.S. Government sponsored agencies (GSEs)	**$ 5,481**	**$ (27)**	**$ –**	**$ –**	**$ 5,481**	**$ (27))**
State and municipal securities	**10,981**	**(226)**	**1,377**	**(72)**	**12,358**	**(298)**
Corporate debt securities	**–**	**–**	**1,020**	**(130)**	**1,020**	**(130)**
GSE residential mortgage-backed securities	**62,235**	**(337)**	**4,634**	**(69)**	**66,869**	**(406)**
Subtotal, debt securities	**78,697**	**(590)**	**7,031**	**(271)**	**85,728**	**(861)**
Equity securities	**–**	**–**	**204**	**(3)**	**204**	**(3)**
Total temporarily impaired securities	**$ 78,697**	**$ (590)**	**$ 7,235**	**$ (274)**	**$ 85,932**	**$ (864)**
December 31, 2011:						
U.S. Government sponsored agencies (GSEs)	$ 2,498	$ (2)	$ –	$ –	$ 2,498	$ (2)
State and municipal securities	2,976	(64)	2,047	(393)	5,023	(457)
Corporate debt securities	920	(80)	1,036	(124)	1,956	(204)
GSE residential mortgage-backed securities	58,883	(452)	–	–	58,883	(452)
Subtotal, debt securities	65,277	(598)	3,083	(517)	68,360	(1,115)
Equity securities	–	–	91	(116)	91	(116)
Total temporarily impaired securities	$ 65,277	$ (598)	$ 3,174	$ (633)	$ 68,451	$ (1,231)

At December 31, 2012, total securities with unrealized losses improved to $864,000, or 1.0% of the securities, compared to $1.2 million, or 1.8% of the securities, at December 31, 2011. The unrealized losses in 2012 relate principally to five agencies, 33 state and municipal obligations, three corporate debt securities and 50 mortgage-backed securities. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, the results of reviews of the issuer's financial condition, and the issuer's anticipated ability to pay the contractual cash flows of the investments.

The Company does not currently intend to sell the securities within the portfolio and it is not more-likely-than-not that the Company will be required to sell the debt securities; therefore, management does not consider these investments to be other-than-temporarily impaired at December 31, 2012. Management continues to monitor all of these securities with a high degree of scrutiny. There can be no assurance that the Company will not conclude in future periods that conditions existing at that time indicate some or all of these securities may be sold or are other than temporarily impaired, which would require a charge to earnings in

Notes to Consolidated Financial Statements

such periods. At December 31, 2012, the Company held certain investment securities having continuous unrealized loss positions for more than 12 months. All of these losses were in two corporate securities, one single issue trust preferred, nine mortgage-backed securities, and five municipal securities. The unrealized loss arose from changes in interest rates and market conditions as of December 31, 2012.

Other-Than-Temporary Impairment

The Company reviews its investment portfolio on a quarterly basis judging each investment for other-than-temporary impairment ("OTTI"). Management does not have the intent to sell any of the temporarily impaired investments and believes it is more likely than not that the Company will not have to sell any such securities before a recovery of cost. The OTTI analysis focuses on the duration and amount a security is below book value and assesses a calculation for both a credit loss and a non credit loss for each measured security considering the security's type, performance, underlying collateral, and any current or potential debt rating changes. The OTTI calculation for credit loss is reflected in the income statement while the non credit loss is reflected in other comprehensive income (loss).

The Company holds Freddie Mac ("FHLMC") preferred stock, and OTTI was recorded in the amount of the investment after the U.S. Government placed the company into conservatorship in September 2008. The preferred stock has been reduced to a nominal book value for tracking purposes. The investment is currently valued at $93,000. During the twelve months ended December 30, 2008 the Company recognized a write-down of $1.5 million through non-interest income representing other-than-temporary impairment on the investment.

The Company holds a single issue trust preferred security issued by Royal Bank of Scotland ("RBS"). The security suspended payments under the EU agreement for 24 months beginning April 1, 2011. The Company valued the security by projecting estimated cash flows using the Moody's Ba2 marginal default rate. The difference in the present value and the carrying value of the security was the OTTI credit portion. During the twelve months ended December 31, 2011 the Company recognized a write-down of $43,000 through non-interest income representing OTTI on the security. At December 31, 2012, the book value of the security was recorded at $207,000 which agrees to the present value of the security and therefore no OTTI was recorded in 2012. At December 31, 2012, the fair value of the security was $203,000 with $4,000 of an unrealized loss recorded in other comprehensive income.

The following table presents more detail on selective Company security holdings as of year-end 2012. These details are listed separately due to the inherent level of risk for OTTI on these securities.

(Dollars in thousands) Description	Cusip#	Current Credit Rating	Book Value	Fair Value	Unrealized Loss	Present Value Discounted Cash Flow
Marketable equity securities						
FHLMC Preferred Stock	313400657	Ca	$ –	$ 93	$ –	$ 93
Trust preferred securities						
RBS Capital Fund	74928K208	B3	207	203	(4)	207

The following table presents a roll-forward of the cumulative amount of credit losses on the Company's investment securities that have been recognized through earnings.

(Dollars in thousands)	December 31, 2012	2011	2010
Beginning balance of credit losses	**$ 1,543**	$ 1,500	$ 1,500
Other-than-temporary impairment credit losses	**–**	43	–
Ending balance of cumulative credit losses recognized in earnings	**$ 1,543**	$ 1,543	$ 1,500

Notes to Consolidated Financial Statements

Restricted Equity Securities

The investment in the common stock of the Federal Home Loan Bank of Atlanta is accounted for by the cost method, which also represents par value, and is made for long-term business affiliation reasons. In addition, this investment is subject to restrictions relating to sale, transfer or other disposition. Dividends are recognized in income when declared. The carrying value of this investment at December 31, 2012 and 2011 is $4.3 million and $4.1 million, respectively. The estimated fair value of this investment is $4.3 million as of December 31, 2012, and therefore is not considered impaired.

Other equity securities represent an investment in the common stock of the Chattahoochee Bank of Georgia ("Chattahoochee"), a de novo bank in Gainesville, Georgia. The Company accounts for this investment by the cost method. This investment represents approximately 4.9% of the outstanding shares of Chattahoochee. Since its initial capital raise, Chattahoochee has not had any stock transactions, and therefore, no fair market value is readily available. The carrying value of this investment at December 31, 2012 is $1.0 million. The Company plans to hold this investment for the foreseeable future, and did not consider it impaired as of December 31, 2012.

NOTE 4. LOANS AND ALLOWANCE FOR LOAN LOSSES (EXCLUDING FDIC ACQUIRED LOANS)

The composition of loans is summarized as follows:

	December 31,	
(Dollars in thousands)	2012	2011
Commercial real estate:		
Nonresidential	**$ 212,570**	$ 138,970
Multifamily	**21,293**	15,797
Farmland	**20,141**	17,921
Total commercial real estate loans	**254,004**	172,688
Construction and land	**33,340**	26,804
Residential real estate:		
Mortgage loans, 1-4 families	**161,883**	129,745
Home equity	**27,345**	26,154
Total Residential real estate loans	**189,228**	155,899
Consumer and other:		
Indirect auto loans	**1,304**	3,741
Direct auto loans	**6,801**	6,430
Other	**17,393**	13,701
Total consumer loans	**25,498**	23,872
Commercial and industrial loans	**83,659**	55,179
	585,729	434,442
Loans acquired through FDIC-assisted acquisitions		
Non-Covered	**11,850**	18,721
Covered	**72,425**	107,457
Total loans	**670,004**	560,620
Total allowance for loan losses	**(9,061)**	(7,494)
Loans, net	**$ 660,943**	$ 553,126

Notes to Consolidated Financial Statements

Commercial Real Estate

Commercial real estate lending includes real estate loans secured primarily by multifamily dwellings, retail establishments, hotels, motels, warehouses, small office buildings, farmland, and other nonresidential properties located in our market areas.

These loans typically involve large balances to single borrowers or groups of related borrowers. Because payments on loans secured by nonresidential and multifamily real estate properties are often dependent on the successful operation or management of the properties, repayment of these loans may be subject to adverse conditions in the real estate market or the economy. If the cash flow from the project is reduced, or if leases are not obtained or renewed, the borrower's ability to repay the loan may be impaired.

Loans secured by farmland typically involve large balances, and repayments are often dependent on the successful operation of the farm, making them subject to adverse weather and economic conditions. If the cash flow from the farm operations declines, the borrower's ability to repay the loan may be impaired.

Construction and Land

Construction and land lending consist of loans for the construction of one- to four-family residences, multifamily residences and commercial properties. Construction loans also involve additional risks because funds are advanced upon the security of the project under construction, which is of uncertain value prior to the completion of construction. Moreover, because of the uncertainties inherent in estimating construction costs, delays arising from labor problems, material shortages, and other unpredictable contingencies, it is relatively difficult to evaluate accurately the total loan funds required to complete a project, and the related loan-to-value ratios.

Residential Real Estate

Residential real estate lending consist of loans secured by first mortgages on one-to four-family residences, including home equity lines of credit, in our lending area, and on occasion, outside our lending area for customers whose primary residences are within the Company's lending area.

Consumer and Other Lending

Consumer and other lending includes a variety of secured consumer loans, new and used auto loans, boat and recreational vehicle loans, and loans secured by deposit accounts. Consumer loans may entail greater risk, particularly in the case of consumer loans that are secured by rapidly depreciable assets, such as automobiles and recreational vehicles. In these cases, any repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance. As a result, consumer loan collections are dependent on the borrower's continuing financial stability and, thus, are more likely to be adversely affected by job loss, divorce, illness, or personal bankruptcy.

Commercial and Industrial Lending

Commercial and industrial lending activities encompass loans with a variety of purposes and security, including loans to finance accounts receivable, inventory and equipment. Commercial business loans are generally secured by business assets, such as accounts receivable, equipment and inventory. This collateral may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.

In the ordinary course of business, the Company has granted loans to certain directors, executive officers and their affiliates. Changes in related party loans are summarized as follows:

	As of December 31,	
(Dollars in thousands)	2012	2011
Balance, beginning of year	**$ 9,316**	$ 9,121
Advances	**13,929**	15,951
Repayments	**(12,295)**	(15,738)
Changes in related parties	**–**	(18)
Balance, end of year	**$ 10,950**	$ 9,316

Notes to Consolidated Financial Statements

Activity in the allowance for loan losses and recorded investment in loans by segment:

(Dollars in thousands)	Commercial Real Estate	Residential Real Estate	Construction and Land	Commercial and Industrial	Consumer and and Other	Total
Balance, January 1, 2012	**$ 1,878**	**$ 2,440**	**$ 1,270**	**$ 1,551**	**$ 355**	**$ 7,494**
Add (deduct):						
Charge-offs	**(166)**	**(498)**	**(81)**	**(208)**	**(188)**	**(1,141)**
Recoveries	**–**	**75**	**1**	**35**	**97**	**208**
Provision*	**1,032**	**1,234**	**(212)**	**346**	**100**	**2,500**
Balance, December 31, 2012	**$ 2,744**	**$ 3,251**	**$ 978**	**$ 1,724**	**$ 364**	**$ 9,061**
Allowance:						
Ending balance: specific	**$ 429**	**$ 1,294**	**$ 304**	**$ 206**	**$ 68**	**$ 2,301**
Ending balance: collective	**$ 2,315**	**$ 1,957**	**$ 674**	**$ 1,518**	**$ 296**	**$ 6,760**
Loans:						
Ending balance: individually evaluated for impairment	**$ 4,938**	**$ 4,596**	**$ 3,881**	**$ 1,149**	**$ 120**	**$ 14,684**
Ending balance: collectively evaluated for impairment	**$ 249,066**	**$ 184,632**	**$ 29,459**	**$ 82,510**	**$ 25,378**	**$ 571,045**

*Refer to Note 5 for the FDIC acquired loan provision expense details.

Activity in the allowance for loan losses and recorded investment in loans by segment:

(Dollars in thousands)	Commercial Real Estate	Residential Real Estate	Construction and Land	Commercial and Industrial	Consumer and and Other	Total
Balance, January 1, 2011	$ 1,721	$ 2,197	$ 1,977	$ 1,601	$ 605	$ 8,101
Add (deduct):						
Charge-offs	(573)	(3,177)	(18)	(330)	(264)	(4,362)
Recoveries	495	18	2	–	148	663
Credit mark transfer in	197	–	–	–	–	197
Provision	38	3,402	(691)	280	(134)	2,895
Balance, December 31, 2011	$ 1,878	$ 2,440	$ 1,270	$ 1,551	$ 355	$ 7,494
Allowance:						
Ending balance: specific	$ 100	$ 811	$ 525	$ 389	$ 79	$ 1,904
Ending balance: collective	$ 1,778	$ 1,629	$ 745	$ 1,162	$ 276	$ 5,590
Loans:						
Ending balance: individually evaluated for impairment	$ 1,094	$ 6,864	$ 3,961	$ 1,179	$ 177	$ 13,275
Ending balance: collectively evaluated for impairment	$ 171,594	$ 149,035	$ 22,843	$ 54,000	$ 23,695	$ 421,167

Notes to Consolidated Financial Statements

Impaired Loans

A loan is considered impaired, in accordance with the impairment accounting guidance (ASC 310-10-35-16), when based on current information and events, it is probable that the Company will be unable to collect all amounts due from the borrower in accordance with the contractual term of the loan. Impaired loans include loans modified in troubled debt restructuring where concessions have been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection.

Impaired loans by class are presented below for 2012:

(Dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized YTD 2012
Loans with no related allowance recorded					
Commercial real estate:					
Nonresidential	$ –	$ –	$ –	$ –	$ –
Multifamily	–	–	–	–	–
Farmland	–	–	–	–	–
Construction and land	3,443	3,469	–	4,606	134
Residential real estate:					
Mortgage loans, 1-4 families	535	553	–	324	19
Home equity	–	–	–	–	–
Consumer and other:					
Indirect auto loans	–	–	–	–	–
Direct auto loans	–	–	–	–	–
Other	–	–	–	–	–
Commercial and industrial loans	877	878	–	769	11
Loans with related allowance recorded					
Commercial real estate:					
Nonresidential	$ 4,938	$ 5,195	$ 429	$ 4,975	$ 101
Multifamily	–	–	–	–	–
Farmland	–	–	–	–	–
Construction and land	438	504	304	472	–
Residential real estate:					
Mortgage loans, 1-4 families	3,782	4,061	1,054	4,414	52
Home equity	279	321	240	290	8
Consumer and other:					
Indirect auto loans	30	43	–	35	1
Direct auto loans	23	36	16	28	0
Other	67	77	52	75	4
Commercial and industrial loans	272	278	206	282	13
Total					
Commercial real estate	$ 4,938	$ 5,195	$ 429	$ 4,975	$ 101
Construction and land	3,881	3,973	304	5,078	134
Residential real estate	4,596	4,935	1,294	5,028	60
Consumer and other	120	156	68	138	5
Commercial and industrial loans	1,149	1,156	206	1,051	24
Total	$ 14,684	$ 15,415	$ 2,301	$ 16,270	$ 324

Notes to Consolidated Financial Statements

Impaired loans by class are presented below for 2011:

(Dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized YTD 2011
Loans with no related allowance recorded					
Commercial real estate:					
Nonresidential	$ 620	$ 620	$ –	$ 623	$ 30
Multifamily	–	–	–	–	–
Farmland	–	–	–	–	–
Construction and land	–	–	–	–	–
Residential real estate:					
Mortgage loans, 1-4 families	–	–	–	–	–
Home equity	11	11	–	13	1
Consumer and other:					
Indirect auto loans	–	–	–	–	–
Direct auto loans	–	–	–	–	–
Other	–	–	–	–	–
Commercial and industrial loans	839	886	–	876	5
Loans with related allowance recorded					
Commercial real estate:					
Nonresidential	$ 361	$ 373	$ 99	$ 362	$ 4
Multifamily	2	4	1	89	6
Farmland	111	114	–	112	–
Construction and land	3,961	3,961	525	3,984	167
Residential real estate:					
Mortgage loans, 1-4 families	6,781	8,989	710	7,557	129
Home equity	72	75	101	76	4
Consumer and other:					
Indirect auto loans	83	98	–	103	4
Direct auto loans	55	67	41	65	2
Other	39	40	38	42	2
Commercial and industrial loans	340	437	389	425	15
Total					
Commercial real estate	$ 1,094	$ 1,111	$ 100	$ 1,186	$ 40
Construction and land	3,961	3,961	525	3,984	167
Residential real estate	6,864	9,075	811	7,646	134
Consumer and other	177	205	79	210	8
Commercial and industrial loans	1,179	1,323	389	1,301	20
Total	$ 13,275	$ 15,675	$ 1,904	$ 14,327	$ 369

Notes to Consolidated Financial Statements

Below is an analysis of the age of recorded investment in loans that are past due as of December 31, 2012.

(Dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans
Commercial real estate:						
Nonresidential	**$ –**	**$ 744**	**$ 4,938**	**$ 5,682**	**$ 206,888**	**$ 212,570**
Multifamily	**–**	**–**	**–**	**–**	**21,293**	**21,293**
Farmland	**–**	**–**	**–**	**–**	**20,141**	**20,141**
Total commercial real estate loans	**–**	**744**	**4,938**	**5,682**	**248,322**	**254,004**
Construction and land	**–**	**–**	**3,881**	**3,881**	**29,459**	**33,340**
Residential real estate:						
Mortgage loans, 1-4 families	**1,233**	**–**	**4,475**	**5,708**	**156,175**	**161,883**
Home equity	**50**	**–**	**114**	**164**	**27,181**	**27,345**
Total residential real estate loans	**1,283**	**–**	**4,589**	**5,872**	**183,356**	**189,228**
Consumer and other:						
Indirect auto loans	**5**	**5**	**30**	**40**	**1,264**	**1,304**
Direct auto loans	**2**	**6**	**23**	**31**	**6,770**	**6,801**
Other	**72**	**–**	**67**	**139**	**17,254**	**17,393**
Total consumer and other loans	**79**	**11**	**120**	**210**	**25,288**	**25,498**
Commercial and industrial loans	**14**	**–**	**1,149**	**1,164**	**82,495**	**83,659**
Total	**$ 1,376**	**$ 755**	**$14,677**	**$16,809**	**$ 568,920**	**$ 585,729**

Below is an analysis of the age of recorded investment in loans that are past due as of the year ended December 31, 2011.

(Dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans
Commercial real estate:						
Nonresidential	$ 111	$ –	$ 361	$ 472	$ 138,498	$ 138,970
Multifamily	–	–	2	2	15,795	15,797
Farmland	–	–	111	111	17,810	17,921
Total commercial real estate loans	111	–	474	585	172,103	172,688
Construction and land	–	–	442	442	26,362	26,804
Residential real estate:						
Mortgage loans, 1-4 families	93	–	4,667	4,760	124,985	129,745
Home equity	54	24	105	183	25,971	26,154
Total residential real estate loans	147	24	4,772	4,943	150,956	155,899
Consumer and other:						
Indirect auto loans	23	–	83	106	3,635	3,741
Direct auto loans	–	–	55	55	6,375	6,430
Other	6	–	38	44	13,657	13,701
Total consumer and other loans	29	–	176	205	23,667	23,872
Commercial and industrial loans	60	–	1,179	1,239	53,940	55,179
Total	$ 347	$ 24	$ 7,043	$ 7,414	$ 427,028	$ 434,442

There were no accruing loans that were greater than 90 days past due at December 31, 2012 and 2011.

Notes to Consolidated Financial Statements

Troubled Debt Restructuring (TDR) Modifications

Impaired loans include loans modified in troubled debt restructuring where concessions have been granted to borrowers experiencing financial difficulties. These concessions are a part of the Company's loss mitigation activities and could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. Certain TDR's are classified as nonperforming at the time of restructure and may only be returned to performing status after considering the borrower's sustained repayment performance for a reasonable period, typically considered six to twelve months.

At December 31, 2012, the Company had troubled debt restructurings totaling $6.9 million, which involve forgiving a portion of interest or principal on any loans or making loans at a rate materially less than that of market rates. Included in nonaccruing loans at December 31, 2012, are troubled debt restructurings of $6.9 million. In addition, at that date the Company had troubled debt restructurings totaling $7,000 that were performing in accordance with their modified terms and are not included in nonaccruing loans.

The following tables include the recorded investment and number of modifications for modified loans. The Company reports the recorded investment in the loans prior to a modification and also the recorded investment in the loans after the loans were restructured. Management has also disclosed the recorded investment and number of modifications for troubled debt restructurings within the last year where a concession has been made that then defaulted in the current reporting period.

Troubled Debt Restructurings for the periods ended:

	As of December 31, 2012		
(Dollars in thousands)	Number of Modifications	Recorded Investment Prior to Modifications	Recorded Investment
Commercial real estate	**3**	**$ 1,071**	**$ 997**
Residential real estate	**5**	**7,268**	**2,409**
Construction and land	**1**	**3,574**	**3,443**
Commercial and industrial	**1**	**17**	**14**
Consumer and other	**–**	**–**	**–**
Total	**10**	**$ 11,930**	**$ 6,863**

	As of December 31, 2011		
(Dollars in thousands)	Number of Modifications	Recorded Investment Prior to Modifications	Recorded Investment
Commercial real estate	2	$ 852	$ 843
Residential real estate	5	7,268	5,206
Construction and land	1	3,574	3,519
Commercial and industrial loans	1	920	839
Consumer and other	–	–	–
Total	9	$ 12,614	$ 10,407

Troubled Debt Restructuring Modifications that Subsequently Defaulted for the periods ended:

	As of December 31, 2012	
(Dollars in thousands)	Number of Modifications	Recorded Investment
Commercial real estate	**3**	**$ 997**
Residential real estate	**4**	**2,402**
Construction and land	**1**	**3,443**
Commercial and industrial	**1**	**14**
Consumer and other	**–**	**–**
Total	**9**	**$ 6,856**

Notes to Consolidated Financial Statements

(Dollars in thousands)	As of December 31, 2011 Number of Modifications	Recorded Investment
Commercial real estate	1	$ 223
Residential real estate	3	3,114
Construction and land	–	–
Commercial and industrial loans	1	839
Consumer and other	–	–
Total	5	$ 4,176

Allowance for Loan and Lease Losses (ALLL)

The Company establishes provisions for loan losses, which are charged to income, at a level the Company believes will reflect probable credit losses based on historical loss trends and an evaluation of specific credits in the loan portfolio.

In evaluating the level of the allowance for loan losses, the Company considers the types of loans and the amount of loans in the loan portfolio, five year historical loss experience, migration analysis, probability of default, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, prevailing economic conditions, and past due status and trends.

The Company analyzes the non-FDIC acquired loan portfolios through the use of pools of homogenous loan types and through a specific quarterly review of larger problem loans. It is expected that a certain percentage of loans will move through the asset quality grades from pass, to classified and ultimately loss. The Company evaluates the non-FDIC loan portfolio through review of four loan pool categories:

1. Pass credits with risk ratings 1-5
2. Special mention with risk ratings 6-7
3. Substandard with risk rating 8 and still accruing
4. Impaired Loans 9-11 – Nonaccrual and troubled debt restructurings

Asset quality grades are described in detail subsequently.

The allowance consists of two components:

1. A general amount – The Company analyzes the historical migration of loans through each risk rating category and analyzes the history of losses as it relates to the various loan types and collateral types in order to evaluate and estimate the volume, magnitude and direction of these events. These risk factors and other factors are applied to our review of the Pass credits with risk ratings 1-5 pool and other assets specially mentioned with risk rating 6-7 pool. These factors are applied to the substandard pool; however, in addition to reviewing the pool, a select group of individual loans are reviewed. The results of the individual review are factored in with the historical loss analysis and applied to the pool.
2. A specific amount – Impaired loans are reviewed individually for specific amounts that are representative of identified credit exposures that are readily predictable by the current performance of the borrower and underlying collateral. Impaired loans with balances lower than $500,000 are not typically reviewed on an individual basis due to their small size. Instead, a historical loss analysis is used for these loans, which assumes the loan migration to default is likely, and the assumed loss is recorded as a specific amount.

Even though the ALLL is composed of two components, the entire ALLL is available to absorb any credit losses.

The Company assesses the allowance for loan losses on a quarterly basis and we make provisions for loan losses as necessary in order to maintain the proper level of allowance. While the Company uses available information to recognize losses on loans, future loan loss provisions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require the Company to recognize additional provisions based on their judgment of information available to them at the time of their examination. The allowance for loan losses is maintained at a level that represents management's best estimate of inherent losses in the loan portfolio, where such losses were both probable and reasonably estimable. The level of the allowance is based on estimates and the ultimate losses may vary from the estimates.

Notes to Consolidated Financial Statements

Credit Quality

In September 2012, the Company modified its asset quality grading system by dividing it into eleven categories instead of eight. This modification added one new pass level, an additional criticized level and a new classified level. The new grading system did not cause a change to the allowance methodology for loan losses and was created to help the Company better manage credit quality.

A summary of the asset grading system is as follows:

Risk Rating	Numerical Rating	Description	Regulatory Classification
Pass	1	Exceptional/Highest Quality	N/A
Pass	2	Excellent/High Quality	N/A
Pass	3	Strong/Above Average	N/A
Pass	4	Good/Average	N/A
Pass	5	Acceptable with more than average risk	N/A
Special Mention	6	Special Mention Loans	Criticized
Special Mention - Elevated risk	7	Special Mention Loans with added risk exposure	Criticized
Substandard	8	Substandard/Inadequately Protected	Classified
Impaired Loans	9	Non Accrual Loans	Classified
Doubtful	10	Doubtful	Classified
Loss	11	Loss	Classified

Pass-1-Exceptional/Highest Quality – Loans in this category are secured by certificates of deposit. There is no credit risk exposure in this category.

Pass-2-Excellent/High Quality – Loans in this category have excellent balance sheet and income statement and improving trends, including net worth, liquidity, working capital, leverage, cash flow and profitability. Financial ratios are superior within industry when industry comparison is available.

Pass-3-Strong/Above Average – Loans in this category have current and complete financial statements; Solid balance sheet and income statement with stable to improving trends in areas such as net worth, liquidity, working capital, leverage, cash flow and profitability; Leverage and ratios are better than industry standards when industry comparison is available; Debt service coverage, both historically and proposed, is more than adequate based on financial analysis; The borrower's industry is stable to improving; Loans are properly structured and documented, and require only normal supervision and monitoring; Consistently meets debt obligations in a timely manner; Individual borrower or guarantor, with above average liquid net worth and minimal contingent liabilities.

Pass-4-Good/Average – Loans in this category have sound risk profiles, good net worth and debt service coverage ratios; Financial statements are current and complete; Satisfactory balance sheet and income statement reflecting adequate profitability, net worth, working capital, cash flow and leverage position; Financial analysis demonstrates adequate debt service coverage; Leverage and ratios are in line with industry averages when industry comparison is available; Debt service coverage, both historically and proposed, is adequate based on financial analysis; Loans are properly structured and documented and require only minimal supervision; contingent liabilities have been thoroughly analyzed and repayment sources are adequate to cover existing debt service; Individual borrower or guarantor with acceptable net worth and liquidity.

Pass-5-Acceptable with more than average risk – Loans in this category are those which are acceptable with more than average risk due to one or more factors, which could lead to financial difficulty if not closely managed. This rating may include those credits from higher categories that have declining trends in financial performance or credit quality. This category may also include credits that have previously been criticized or classified, but have improved in credit quality.

Special Mention 6-Special Mention Loans – Loans in this category are not currently adequate. These loans are considered weaker due to less than adequate repayment history, and/or their collateral may not adequately protect the Bank from loss in the event of liquidation or foreclosure. If left uncorrected, these weaknesses may result in deterioration of the repayment prospects for the asset or in the Bank's credit position at some future

Notes to Consolidated Financial Statements

date. As a general rule, credits in this category will be delinquent less than 30 days and will not be chronically past due. Loans in this category are not intended to remain in category 6 permanently as it should become evident fairly quickly whether or not the weaknesses can be cured and the loan upgraded. If the weakness cannot be corrected, the relationship will more than likely need to be downgraded to a 7 or 8.

Special Mention elevated Risk 7-Special Mention Loans with added risk exposure – Loans in this category have one or more potential weaknesses discussed in asset quality grade 6, but the borrower is still cooperative, satisfactory repayment plans are in place, and file documentation reflects the ability of the borrower to repay the debt as currently structured.

Substandard 8-Substandard/Inadequately Protected – Loans in this category are inadequately protected by the current sound net worth and repayment capacity of the borrower or of the collateral pledged, if any. Credit analysis has proven well defined weaknesses in debt service coverage, net worth and or poor loan structure. There is a distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. A reserve allocation of the estimated amount of loss or collateral shortfall has been made to the ALLL. These loans are considered to be impaired loans and the chance of a loss is reasonably probable.

Impaired Loans 9-Non-Accrual Loans – Loans in this category are impaired with a loss potential of either principal or interest that is probable or likely to occur. Once a loan enters this category, the estimated loss will be charged off.

Doubtful 10-Doubtful – Loans in this category have all of the weaknesses inherent in those classified as Substandard, with the additional characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable. This assessment should be made on current facts, conditions and values. The probability of some loss is extremely high, but because of certain important and reasonably specific pending factors (i.e., merger/liquidation, capital injection, refinancing plans, and/or perfection of liens), the amount of loss cannot yet be determined, but may total 50% of the outstanding balance. Determination of the pending factors should generally be resolved within six months and the asset partially, or fully, charged-off or moved to substandard. All doubtful assets must be placed on non-accrual. A reserve allocation or charge off of at least 50% is normally recommended for such loans.

Loss 11-Loss – Loans in this category are considered uncollectible and of such little value that their continuance as active assets of the Bank is not warranted. This classification does not mean that the loss has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing it off. Once the loan is placed in this category, any determined loss will be charged-off within 30 days

Credit quality indicators for loans by class are presented below for December 31, 2012 and 2011.

December 31, 2011 credit quality numbers have been presented using the eleven scale credit quality for comparison purposes.

	As of December 31, 2012			
(Dollars in thousands)	Non-Residential	Multifamily	Farmland	Construction and Land
Commercial Real Estate Credit Exposure				
Pass 1	**$ –**	**$ –**	**$ –**	**$ –**
Pass 2	**–**	**–**	**–**	**68**
Pass 3	**63,944**	**3,820**	**6,459**	**7,202**
Pass 4	**135,189**	**15,214**	**12,258**	**16,732**
Pass 5	**4,711**	**41**	**1,275**	**5,332**
Special Mention 6	**907**	**–**	**–**	**–**
Special Mention elevated 7	**–**	**1,707**	**–**	**–**
Substandard 8	**2,881**	**511**	**149**	**125**
Impaired Loans 9	**4,938**	**–**	**–**	**3,881**
Doubtful 10	**–**	**–**	**–**	**–**
Loss 11	**–**	**–**	**–**	**–**
Total	**$ 212,570**	**$ 21,293**	**$ 20,141**	**$ 33,340**

Notes to Consolidated Financial Statements

(Dollars in thousands)	As of December 31, 2011 Non-Residential	Multifamily	Farmland	Construction and Land
Commercial Real Estate Credit Exposure				
Pass 1	$ –	$ –	$ –	$ –
Pass 2	–	–	–	76
Pass 3	39,543	479	6,032	6,432
Pass 4	85,425	12,996	9,049	11,707
Pass 5	7,262	2,183	2,163	3,927
Special Mention 6	4,564	–	161	465
Special Mention elevated 7	–	–	–	–
Substandard 8	1,923	139	405	3,756
Impaired Loans 9	253	–	111	441
Doubtful 10	–	–	–	–
Loss 11	–	–	–	–
Total	$ 138,970	$ 15,797	$ 17,921	$ 26,804

(Dollars in thousands)	As of December 31, 2012 Commercial
Commercial Credit Exposure	
Pass 1	**$ 1,194**
Pass 2	**366**
Pass 3	**29,447**
Pass 4	**46,916**
Pass 5	**3,781**
Special Mention 6	**86**
Special Mention elevated 7	**6**
Substandard 8	**713**
Impaired Loans 9	**1,150**
Doubtful 10	**–**
Loss 11	**–**
Total	**$ 83,659**

(Dollars in thousands)	As of December 31, 2011 Commercial
Commercial Credit Exposure	
Pass 1	$ 1,095
Pass 2	299
Pass 3	17,902
Pass 4	29,056
Pass 5	4,440
Special Mention 6	802
Special Mention elevated 7	47
Substandard 8	637
Impaired Loans 9	901
Doubtful 10	–
Loss 11	–
Total	$ 55,179

Notes to Consolidated Financial Statements

(Dollars in thousands)	As of December 31, 2012 Mortgage	Home Equity
Residential Real Estate Credit Exposure		
Pass 1-5	**$ 154,067**	**$ 26,922**
Special Mention 6	**357**	**–**
Special Mention elevated 7	**–**	**–**
Substandard 8	**3,202**	**144**
Impaired Loans 9	**4,257**	**279**
Doubtful 10	**–**	**–**
Loss 11	**–**	**–**
Total	**$ 161,883**	**$ 27,345**

(Dollars in thousands)	As of December 31, 2011 Mortgage	Home Equity
Residential Real Estate Credit Exposure		
Pass 1-5	$ 119,809	$ 25,682
Special Mention 6	154	262
Special Mention elevated 7	–	–
Substandard 8	5,716	90
Impaired Loans 9	4,066	120
Doubtful 10	–	–
Loss 11	–	–
Total	$ 129,745	$ 26,154

	As of December 31, 2012		
(Dollars in thousands)	Indirect Auto	Direct Auto	Other
Consumer and Other Credit Exposure			
Pass 1-5	**$ 1,252**	**$ 6,778**	**$ 17,280**
Special Mention 6	**–**	**–**	**–**
Special Mention elevated 7	**–**	**–**	**1**
Substandard 8	**22**	**–**	**45**
Impaired Loans 9	**30**	**23**	**67**
Doubtful 10	**–**	**–**	**–**
Loss 11	**–**	**–**	**–**
Total	**$ 1,304**	**$ 6,801**	**$ 17,393**

	As of December 31, 2011		
(Dollars in thousands)	Indirect Auto	Direct Auto	Other
Consumer and Other Credit Exposure			
Pass 1-5	$ 3,610	$ 6,385	$ 13,624
Special Mention 6	18	–	20
Special Mention elevated 7	–	–	–
Substandard 8	49	1	49
Impaired Loans 9	64	44	8
Doubtful 10	–	–	–
Loss 11	–	–	–
Total	$ 3,741	$ 6,430	$ 13,701

Notes to Consolidated Financial Statements

NOTE 5. FDIC ACQUIRED LOANS AND ALLOWANCE FOR LOAN LOSSES

The Company elected to account for loans acquired in Tattnall Bank, Citizens and First Southern acquisitions under ASC 310–30. ASC 310-30, *Loans and Debt Securities Acquired with Deteriorated Credit Quality,* applies to a loan with evidence of deterioration of credit quality since origination, acquired by completion of a transfer for which it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable. ASC 310 prohibits carrying over or creating an allowance for loan losses upon initial recognition for loans which fall under the scope of this statement. Loans with specific evidence of deterioration in credit quality were accounted for under ASC 310. In addition, the Company determined it would not be able to collect all the contractually required principal and interest payments on other loans in the portfolio which did not have specific evidence of credit quality due to multiple factors, including the deterioration of the economy since origination of these loans, the decline in real estate values in the market areas of the loans, and the poor underwriting standards under which these loans were originated. These loans are accounted for by analogy to ASC 310. The following tables detail the fair value of loans covered and not covered under loss share agreements accounted under ASC 310-30.

(Dollars in thousands)	December 31, 2012	December 31, 2011
Loans not covered by loss -sharing agreements:		
Commercial real estate	**$ 6,359**	$ 7,632
Residential real estate	**2,110**	2,304
Construction and land	**494**	1,512
Commercial and industrial	**1,574**	3,320
Consumer and other	**1,313**	3,953
	$ 11,850	$ 18,721
Loans covered by loss-sharing agreements:		
Commercial real estate	**$ 21,820**	$ 31,951
Residential real estate	**32,846**	44,189
Construction and land	**14,248**	19,789
Commercial and industrial	**2,670**	9,515
Consumer and other	**841**	2,013
	$ 72,425	$ 107,457

The Bank entered into loss-sharing agreements as part of the acquisitions of Citizens and First Southern. The covered loans above are covered pursuant to the FDIC loss-share agreements. Those agreements provide for the FDIC to reimburse the Company for 80% of covered losses associated with these loans, pursuant to the terms of the agreements.

The following table represents the loans receivable as of December 31, 2012 and reflects reclassifications from the balances reported at December 31, 2011:

(Dollars in thousands)	Acquired Loans Without Specific Evidence of Deterioration in Credit Quality	Acquired Loans With Specific Evidence of Deterioration in Credit Quality	Total Loans Acquired
Contractually required principal and interest	**$ 132,934**	**$ 26,223**	**$ 159,157**
Non-accretable difference	**(32,867)**	**(13,133)**	**(46,000)**
Cash flows expected to be collected	**100,067**	**13,090**	**113,157**
Accretable yield	**(27,335)**	**(1,547)**	**(28,882)**
Basis in acquired loans	**$ 72,732**	**$ 11,543**	**$ 84,275**

Notes to Consolidated Financial Statements

The following table is a summary of changes in the accretable yields of acquired loans since the acquisition date and reflect refinements to the Company's initial estimate:

(Dollars in thousands)	Accretable Yield
Balance at December 31, 2010	$ 4,598
Additions	58,118
Reclassification from non-accretable difference	8,016
Accretion included in interest income	(7,985)
Adjustments to estimates of expected cash flows	(31,651)
Balance at December 31, 2011	$ 31,096
Additions	-
Reclassification from non-accretable difference	**22,349**
Accretion included in interest income	**(23,251)**
Adjustments to estimates of expected cash flows	**(1,312)**
Balance at December 31, 2012	**$ 28,882**

The following is a summary of the allowance for loan losses for the FDIC acquired loans for 2012:

(Dollars in thousands)	Commercial Real Estate	Residential Real Estate	Construction and Land	Commercial and Industrial	Consumer and and Other	Total
Balance, January 1, 2012	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**
Add (deduct):						
Charge-offs	**(1,114)**	**(951)**	**(907)**	**(433)**	**(26)**	**(3,431)**
Recoveries	**-**	**-**	**-**	**-**	**-**	**-**
Provision for loan losses - noncovered	**-**	**-**	**-**	**-**	**12**	**12**
Provision for loan losses - covered	**1,114**	**951**	**907**	**433**	**14**	**3,419**
Balance, December 31, 2012	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**
Allowance:						
Ending balance: specific	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**
Ending balance: collective	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**
Loans:						
Ending balance: individually evaluated for impairment	**$ 8,149**	**$ 3,562**	**$ 6,573**	**$ 153**	**$ 46**	**$ 18,483**
Ending balance: collectively evaluated for impairment	**$ 20,030**	**$ 31,394**	**$ 8,169**	**$ 4,091**	**$ 2,108**	**$ 65,792**

NOTE 6. FDIC LOSS SHARE RECEIVABLE

A significant portion of the Company's loan and other real estate assets are covered under loss share agreements with the FDIC in which the FDIC has agreed to reimburse the Company 80% of all covered losses as well as certain expenses incurred in connection with those assets. The Company estimated the amount that will be received from the FDIC under the loss share agreements that will result from losses incurred as the Company disposes of covered assets, and the Company recorded the estimate as a receivable from the FDIC. The Company discounted the receivable for the expected timing and receipt of those cash flows using a risk free rate plus a premium for risk. The accretion of the FDIC receivable discount is recorded into noninterest income using the level yield method over the estimated life of the receivable.

Notes to Consolidated Financial Statements

The FDIC receivable for loss share agreements is measured separately from the related covered assets because it is not contractually embedded in the assets and is not transferable if the Company sells the assets. The Company reviews and updates the fair value of the FDIC receivable at each reporting date in conjunction with the re-estimation of cash flows. Increases in expected cash flows on covered FDIC acquired loans impact the FDIC loss share receivable by reducing the receivable over the shorter of the estimated life of the loan or the expected life of the indemnification asset. Conversely, decreases in expected cash flows first impact accretable discounts to the extent available and then impact the allowance for loan losses while also increasing the FDIC loss share receivable. The FDIC receivable fluctuates as loss estimates and expected cash flows related to covered loans and other real estate owned change.

The following tables provide changes in the loss-share receivable from the FDIC for the periods indicated.

(Dollars in thousands)	For the Year Ended December 31, 2012
Balance, December 31, 2011	**$ 83,901**
Decrease in expected losses on covered assets	**(1,042)**
Accretion included in noninterest income	**(5,028)**
Reimbursements from FDIC	**(17,100)**
Balance, December 31, 2012	**$ 60,731**

(Dollars in thousands)	For the Year Ended December 31, 2011
Balance, December 31, 2010	$ –
FDIC loss share receivable recorded for Citizens	58,164
FDIC loss share receivable recorded for First Southern	30,464
Decrease in expected losses on covered assets	(1,932)
Accretion included in noninterest income	381
Reimbursements from FDIC	(3,176)
Balance, December 31, 2011	$ 83,901

NOTE 7. ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consists of the following for the periods indicated:

(Dollars in thousands)	December 31, 2012	December 31, 2011
Loans	**$ 2,599**	$ 3,047
Other interest earning assets	**2**	22
GSE residential mortgage-backed securities	**500**	666
Other investment securities	**500**	954
Subtotal, securities	**1,000**	1,620
	$ 3,601	$ 4,689

NOTE 8. OTHER REAL ESTATE OWNED

The following table provides a summary of information pertaining to OREO for periods ended December 31, 2012 and 2011.

(Dollars in thousands)	OREO	Covered OREO	Total
Balance, December 31, 2011	**$ 3,362**	**$ 10,047**	**$ 13,409**
Additions	**2,695**	**8,152**	**10,847**
Sales	**(2,366)**	**(7,969)**	**(10,335)**
Writedowns	**(449)**	**(763)**	**(1,212)**
Balance, December 31, 2012	**$ 3,242**	**$ 9,467**	**$ 12,709**

Notes to Consolidated Financial Statements

(Dollars in thousands)	OREO	Covered OREO	Total
Balance, December 31, 2010	$ 3,689	$ –	$ 3,689
Acquired in Citizens acquisition	–	7,540	7,540
Acquired in First Southern acquisition	–	4,644	4,644
Additions	2,230	1,610	3,840
Sales	(1,699)	(3,747)	(5,446)
Writedowns	(858)	–	(858)
Balance, December 31, 2011	$ 3,362	10,047	13,409

The covered OREO above is covered pursuant to the FDIC loss-share agreements which are discussed in Note 2 Acquisition Activity, and is presented net of the related fair value discount.

NOTE 9. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,	
(Dollars in thousands)	2012	2011
Land and improvements	**$ 10,970**	$ 9,895
Buildings	**21,667**	18,131
Furniture and equipment	**14,978**	13,453
Construction in progress	**–**	573
	47,615	40,052
Accumulated depreciation	**(14,600)**	(12,520)
	$ 33,015	$ 29,532
Premises held for sale	**$ 1,538**	$ 1,080

The Company completed the acquisition of the Auburn, Alabama branch purchase during the second quarter of 2012 at $1.7 million. The Company also completed the construction of new branches in Valdosta, Georgia and Macon, Georgia during 2012. The construction of the Valdosta and Macon branches was completed and placed in service at approximately $2.4 million and $733,000, respectively. Additionally, during the fourth quarter, the Company closed branches in Guyton, Georgia and Collins, Georgia. As of December 31, 2012, these premises, approximately $458,000, were held for sale. Depreciation and amortization expense was $2.1 million, $1.5 million, and $946,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

Leases

In 2012, the Company entered into a 9 year lease agreement for a location in Atlanta, Georgia as part of the mortgage loan production expansion. Additionally, the Company had 5 leases agreements, with remaining lease terms between 4 to 33 months, for mortgage loan productions office locations as of December 31, 2012.

In 2012, the Company entered into a 3 year ATM branding leasing agreement for an ATM in Albany, Georgia.

The Company entered into various operating agreements for office equipment, primarily printers, as a result of the increase in operation locations in 2012 and 2011. The average term of these agreements is 36 months.

The Company has a lease agreement for its investment division operations located in Albany, Georgia on a month to month lease.

The Company also has an assignment of a 99 year land lease associated with a branch office in Ocala, Florida with a remaining life of approximately 60 years.

Rental expense under all operating leases amounted to approximately $986,000, $543,000 and $121,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

Notes to Consolidated Financial Statements

Future minimum lease commitments on noncancelable operating leases, excluding any renewal options, are summarized as follows:

(Dollars in thousands)	
2013	$ 416
2014	515
2015	375
2016	303
2017	278
Thereafter	1,799
	$ 3,666

NOTE 10. GOODWILL AND INTANGIBLE ASSETS

During 2010, the Company recorded goodwill associated with the Lake City branch acquisition. As of December 31, 2012 and 2011, the goodwill was carried at $552,000. The fair value was greater than the carrying amount of goodwill based on the discounted cash flow model, and, as such, resulted in no impairment of the goodwill in 2012. See Note 1 for additional information.

Intangible assets consist of core deposit intangibles acquired in connection with business acquisitions.

In February 2011, the Company recorded $1.8 million core deposit intangible with the FDIC-assisted acquisition of Citizens. Additionally, the Company recorded $850,000 core deposit intangible with the FDIC-assisted acquisition of First Southern Bank in August 2011.

In June 2012, the Company recorded $169,000 core deposit intangible with the acquisition of the Auburn branch.

Following is a summary of information related to the intangible assets associated with these acquisitions based on the Company's allocations:

	As of December 31, 2012		As of December 31, 2011	
(Dollars in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
The Tattnall Bank	**$ 263**	**$ 133**	$ 263	$ 73
Lake City, Florida, branch	**460**	**146**	460	128
PAB branches	**1,912**	**651**	1,912	429
Citizens Bank of Effingham	**1,778**	**590**	1,778	283
First Southern National Bank	**850**	**211**	850	55
Auburn, Alabama, branch	**169**	**18**	–	–
Core deposit intangibles	**$ 5,432**	**$ 1,749**	$ 5,263	$ 968

The estimated amortization expense for each of the next five years as of December 31, 2012 is as follows:

(Dollars in thousands)	
2013	$ 709
2014	649
2015	593
2016	538
2017	482
2018 and beyond	712
	$ 3,683

There was $781,000, $692,000 and $276,000 of amortization expense recorded during the years ended December 31, 2012, 2011 and 2010, respectively.

Notes to Consolidated Financial Statements

NOTE 11. DEPOSITS

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2012 and 2011 was $160.1 million and $154.7 million, respectively.

The scheduled maturities of time deposits at December 31, 2012 are as follows:

(Dollars in thousands)	
2013	$ 215,925
2014	31,699
2015	23,097
2016	12,504
2017 and beyond	11,475
	$ 294,700

Overdraft deposit accounts reclassified to loans totaled $316,000 and $586,000 at December 31, 2012 and 2011, respectively.

The Company had $56.2 million and $45.2 million in brokered deposits as of December 31, 2012 and 2011, respectively. The increase in brokered deposited resulted from the Company's purchase of CDARS One Way Buy deposits of approximately $49.0 million during the third and fourth quarters of 2012; offset by a decline due to the Company's cancelation of the 2006 brokered MMA agreement which resulted in a decline of brokered MMA accounts of $34.8 million as of December 31, 2011 to $0 as of December 31, 2012.

The depositors of the Bank are insured by the FDIC. This insurance coverage generally insures each depositor up to $250,000. Amounts in excess of $250,000 are generally not insured.

The following table presents the interest expense for each major category of deposits for periods indicated:

	Years Ended December 31,		
(Dollars in thousands)	2012	2011	2010
Interest Expense			
Interest bearing demand	**$ 270**	$ 818	$ 917
Savings and money market	**1,139**	2,367	2,030
Retail time deposits	**3,349**	4,178	2,554
Wholesale time deposits	**116**	187	258
	$ 4,874	$ 7,550	$ 5,759

Notes to Consolidated Financial Statements

NOTE 12. EMPLOYEE BENEFIT PLANS

Pension Plan

The Company provides pension benefits for eligible employees through a defined benefit pension plan. Effective January 1, 2009, the Board of Directors voted to freeze the plan to new entrants. Participants of the plan prior to January 1, 2009 that meet certain age and service requirements participate in the retirement plan on a noncontributing basis. Information pertaining to the activity in the plan is as follows:

	Years Ended December 31,		
(Dollars in thousands)	2012	2011	2010
Changes in benefit obligations:			
Obligations at beginning of year	**$ 11,776**	$ 9,851	$ 8,327
Service cost	**818**	709	702
Interest cost	**522**	507	489
Benefits paid	**(1,192)**	(1,076)	(530)
Actuarial loss	**1,267**	1,785	863
Obligations at end of year	**$ 13,191**	$ 11,776	$ 9,851
Changes in plan assets:			
Fair value of assets at beginning of year	**$ 8,097**	$ 8,184	$ 6,233
Actual return on assets	**960**	(95)	861
Company contributions	**1,000**	1,085	1,620
Benefits paid	**(1,192)**	(1,076)	(530)
Fair value of assets at end of year	**$ 8,865**	$ 8,098	$ 8,184
Funded status at end of year, included in other liabilities	**$ 4,326**	$ 3,678	$ (1,667)
Pretax amounts recognized in accumulated other comprehensive income consist of:			
Net loss	**$ 6,191**	$ 5,863	$ 3,666
Prior service cost	**139**	149	158
	$ 6,330	$ 6,012	$ 3,824
Accumulated benefit obligation	**$ 10,895**	$ 9,736	$ 8,265
Net periodic benefit cost:			
Service cost	**$ 819**	$ 709	$ 702
Interest cost	**521**	507	489
Expected return on plan assets	**(585)**	(636)	(475)
Amortization of prior losses	**565**	319	306
Amortization of service costs	**9**	9	9
Net periodic benefit cost	**$ 1,329**	$ 908	$ 1,031

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss):

	Years Ended December 31,		
(Dollars in thousands)	2012	2011	2010
Current year actuarial loss	**$ 892**	$ 2,516	$ 477
Amortization of prior losses	**(565)**	(319)	(306)
Amortization of prior service cost	**(9)**	(9)	(9)
Total recognized in other comprehensive income (loss)	**$ 318**	$ 2,188	$ 162

Notes to Consolidated Financial Statements

	December 31,	
	2012	2011
Assumptions used in computations:		
In computing ending obligations:		
Discount rate	**4.25%**	4.75%
Rate of compensation increase	**3.00%**	3.00%
In computing expected return on plan assets	**7.50%**	7.50%

To determine the expected rate of return on plan assets, the Company considers the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. The approximate allocation of plan assets as of December 31, 2012 and 2011 is as follows:

	2012	2011
Fixed income	21.3%	35.6%
Equities	37.7%	54.6%
Balanced	26.1%	–
Cash and cash equivalents	13.1%	6.1%
Other	1.8%	3.7%

Plan fiduciaries set investment policies and strategies for the plan assets. Long-term strategic investment objectives include capital appreciation through balancing risk and return.

The Company expects to contribute $1.0 million to the plan during 2013.

The amounts in accumulated other comprehensive income (loss) that are expected to be recognized as components of net periodic benefit cost during 2013 are as follows:

Prior service cost	$ 9
Net loss	580
	$ 589

Estimated future benefit payments, which reflect expected future service, as appropriate, are as follows:

(Dollars in thousands)

Fiscal Year	Amount
2013	$ 484
2014	454
2015	426
2016	727
2017	604
2018-2022	9,565

401(K) Plan

The Company has also established a salary deferral plan under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to defer a portion of their compensation up to 25%, subject to certain limits based on federal tax laws. Such deferrals accumulate on a tax deferred basis until the employee withdraws the funds. The Company matches 50% of employee's contributions up to 4% of their salary. Total expense recorded for the Company's match was approximately $205,000, $157,000 and $123,000 for the fiscal years ended December 31, 2012, 2011 and 2010, respectively.

Notes to Consolidated Financial Statements

Employee Stock Ownership Plan (ESOP)

In connection with the minority stock offering, the Company established an Employee Stock Ownership Plan ("ESOP") for the benefit of its employees with an effective date of June 29, 2005. The ESOP purchased 440,700 (369,174 after conversion) shares of common stock from the minority stock offering with proceeds from a ten-year note in the amount of $4.4 million from the Company. After the 2010 Conversion and stock offering, the unearned shares held by the ESOP were adjusted to reflect the 0.8377:1 exchange ratio on publicly traded shares. Additionally, in connection with the 2010 Conversion and stock offering, the ESOP purchased 327,677 shares of common stock with proceeds from a twenty-year note in the amount of $3.3 million.

The Company's Board of Directors determines the amount of contribution to the ESOP annually, but it is required to make contributions sufficient to service the ESOP's debt. Shares are released for allocation to employees as the ESOP debt is repaid. Eligible employees receive an allocation of released shares at the end of the calendar year on a relative compensation basis. An employee becomes eligible on January 1st or July 1st immediately following the date they complete one year of service. Company dividends on allocated shares will be paid to employee accounts. Dividends on unallocated shares held by the ESOP will be applied to the ESOP note payable.

Contributions to the ESOP during 2012, 2011 and 2010 amounted to $1.0 million, $726,000 and $488,000, respectively.

Compensation expense for shares committed to be released under the Company's ESOP for the fiscal years ended December 31, 2012, 2011 and 2010 were $669,000, $620,000 and $459,000, respectively. Shares held by the ESOP were as follows:

	Years Ended December 31,		
	2012	2011	2011
Shares released for allocation	**311,014**	257,713	204,531
Unearned	**385,837**	439,138	492,320
Total ESOP shares	**696,851**	696,851	696,851
Fair value of unearned shares	**$ 5,320,688**	$ 5,181,828	$ 6,114,617

NOTE 13. DEFERRED COMPENSATION PLANS

The Company has entered into separate deferred compensation arrangements with certain executive officers and directors. The plans call for certain amounts payable at retirement, death or disability. The estimated present value of the deferred compensation is being accrued over the remaining expected service period. The Company has purchased life insurance policies which they intend to use to finance this liability. Cash surrender value of life insurance of $23.4 million and $15.6 million December 31, 2012 and 2011, respectively, is separately stated on the consolidated balance sheets. The Bank is generally limited by regulatory guidance to an investment in cash surrender value of Bank owned life insurance ("BOLI") of no more than 25% of Tier I capital at the time of purchase. The Bank was in compliance with this regulatory guidance at the time of purchase. In September of 2007, the Company accelerated vesting under its deferred compensation agreements with each of its currently serving covered directors and executives. Under this acceleration, each covered director and executive is fully vested in their plan balance.

Accrued deferred compensation of $3.1 million at December 31, 2012 and 2011, respectively, is included in other liabilities.

The Company has also entered into deferred salary agreements with certain officers electing to defer a portion of their salary. These amounts are expensed and the plan accumulates the deferred salary plus earnings. At December 31, 2012 and 2011, the liability for these agreements was $814,000 and $707,000 respectively, and is included in other liabilities.

Aggregate compensation expense under the plans was $49,000, $42,000 and $58,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

Notes to Consolidated Financial Statements

NOTE 14. FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Federal funds purchased represent unsecured borrowings from other banks and generally mature daily. Securities sold under repurchase agreements are secured borrowings and are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis. Federal funds purchased and securities sold under repurchase agreements were as follows:

(Dollars in thousands)	December 31, 2012	December 31, 2011
Federal funds purchased from Chattahoochee Bank of Georgia with interest at 0.15% maturing daily	**$ 417**	$ 1,555
Sold in overnight agreements maturing in one to four days	**2,802**	3,494
Sold in a structured agreement due January 25, 2018 with a rate of 3.78% fixed until maturity	**5,000**	5,000
Sold in a structured agreement due March 3, 2018 with a rate of 3.45% fixed until maturity	**5,000**	5,000
Sold in a structured agreement due March 3, 2018 with a variable rate, that resets quarterly, of 4.37% at December 31, 2012	**5,000**	5,000
Sold in a structured agreement due March 8, 2017 with a fixed rate of 4.85% until maturity	**10,000**	10,000
Sold in a structured agreement due August 21, 2017 with a fixed rate of 4.75% until maturity	**5,000**	5,000
	$ 33,219	$ 35,049

The federal funds purchased from Chattahoochee are under similar terms and conditions as would be available with other third parties.

NOTE 15. OTHER BORROWINGS

Other borrowings consist of the following:

(Dollars in thousands)	December 31, 2012	December 31, 2011
Advance from Federal Home Loan Bank with interest at a fixed rate of 3.71%, due September 17, 2014	**$ 5,000**	$ 5,000
Advance from Federal Home Loan Bank with interest at a fixed rate of 4.23%, due August 17, 2015	**5,000**	5,000
Advance from Federal Home Loan Bank with interest at a fixed rate of 2.74%, due July 23, 2018	**10,000**	10,000
Advance from Federal Home Loan Bank with interest at a fixed rate of 4.54%, due October 31, 2016	**15,000**	15,000
Advance from Federal Home Loan Bank with interest at a fixed rate of 0.41%, November 5, 2014	**5,000**	-
Advance from Federal Home Loan Bank with interest at a fixed rate of 0.57%, November 5, 2015	**5,000**	-
Advance from Federal Home Loan Bank with interest at a fixed rate of 0.76%, November 7, 2016	**5,000**	-
Advance from Federal Home Loan Bank with interest at a fixed rate of 1.00%, November 6, 2017	**5,000**	-
Advance from Federal Home Loan Bank with interest at a fixed rate of 1.21%, November 5, 2018	**5,000**	-
	$ 60,000	$ 35,000

Notes to Consolidated Financial Statements

Net eligible loans of the Company pledged via a blanket lien to the FHLB for advances and letters of credit at December 31, 2012, were approximately $262.9 million which allows the Company a total borrowing capacity at FHLB of approximately $123.4 million. After accounting for advances totaling $60.0 million, the Company had unused net credit available with the FHLB in the amount of approximately $63.4 million at December 31, 2012.

The other borrowings at December 31, 2012 have maturities in future years as follows:

(Dollars in thousands)	
2013	$ –
2014	10,000
2015	10,000
2016	20,000
2017	5,000
Later years	15,000
	$ 60,000

The Company and the Bank have available unused lines of credit with various financial institutions, including the FHLB, totaling approximately $137.4 million and $114.8 million December 31, 2012 and 2011, respectively.

NOTE 16. INCOME TAXES

The income tax expense (benefit) in the consolidated statements of income consists of the following:

	Years Ended December 31,		
(Dollars in thousands)	2012	2011	2010
Current	**$ 1,705**	$ 1,983	$ 346
Deferred	**880**	(883)	(653)
	$ 2,585	$ 1,100	$ (307)

The Company's income tax expense (benefit) differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	Years Ended December 31,					
(Dollars in thousands)	2012		2011		2010	
Tax at federal income tax rate	**$ 3,176**	**34.00%**	$ 1,674	34.00%	$ 374	34.00%
Increase (decrease) resulting from:						
Tax-exempt interest	**(368)**	**(3.95)%**	(283)	(5.75)%	(323)	(29.38)%
Gain on bank owned life insurance death benefit	**–**	**–**	(11)	(0.22)%	(312)	(28.33)%
Bank owned life insurance	**(262)**	**(2.81)%**	(200)	(4.06)%	(208)	(18.88)%
Employee Stock Ownership Plan	**(39)**	**(0.42)%**	(76)	(1.55)%	(39)	(3.59)%
Other	**78**	**0.83%**	(4)	(0.08)%	201	18.28%
Provision for income tax expense (benefits)	**2,585**	**27.65%**	1,100	22.34%	(307)	(27.90)%
Pre-tax income for each period	**$ 9,342**		$ 4,925		$ 1,099	

For the year ended December 31, 2010, the Company recorded an income tax benefit despite having recorded net income. The sources of nontaxable income, primarily from tax-exempt interest and bank owned life insurance and benefit exceeded the total taxable income for the period, and therefore caused an income tax benefit to be recorded.

Notes to Consolidated Financial Statements

The components of deferred taxes are summarized as follows:

(Dollars in thousands)	December 31, 2012	2011
Deferred tax assets:		
Loan loss reserves	**$ 3,624**	$ 2,800
Deferred compensation	**1,581**	1,522
Pension liability	**2,531**	2,404
Unrealized loss on derivative	**863**	–
Impairment loss on securities available for sale	**556**	556
Stock-based compensation	**593**	494
Nonaccrual loans	**126**	139
Premises held for sale	**201**	201
Other real estate owned	**665**	452
Core deposit intangible	**391**	351
Deferred loans costs	**41**	(111)
Other	**13**	238
	11,185	9,046
Deferred tax liabilities:		
Bargain gain purchase	**1,506**	–
Depreciation and amortization	**923**	278
Realized gains on terminated cash flow hedges	**–**	65
Deferred pension costs	**200**	337
Goodwill	**44**	30
Unrealized gains on securities available for sale	**829**	955
	3,502	1,665
Net deferred tax assets	**$ 7,683**	$ 7,381

Management performed an analysis related to the Company's deferred tax assets for the years ended December 31, 2012 and 2011. In its analysis, the Company considered all available evidence, both positive and negative, to determine whether estimated future taxable income will be sufficient to realize these assets. The tax operating losses have been carried back against prior years' taxable income, resulting in the tax benefits from the losses being fully realized. Based on current tax laws, there are no more income taxes that may be recovered from prior years. As a result, the realization of the deferred tax assets is solely dependent upon future taxable income. The primary positive evidence considered was sustained taxable income for both 2012 and 2011, internal projections, economic and industry trends, historical and projected loan loss trends, the impact of regulatory reform and demographic data for the Company's markets. Based upon this analysis, the Company believes that future taxable income will more likely than not be sufficient to realize these assets, and thus, no valuation allowances were deemed necessary for the periods indicated above.

Notes to Consolidated Financial Statements

NOTE 17. EARNINGS PER SHARE

Basic earnings per share represent income available attributable to common shareholders divided by the weighted-average number of common shares outstanding during the period, excluding unallocated shares of the Employee Stock Ownership Plan and unvested shares of issued restricted stock. Stock options, where the exercise price was greater than the average market price of the common shares, were not included in the computation of net income per diluted share as they would have been anti-dilutive. These out-of-the-money options were 387,744, 557,613 and 379,726 at December 31, 2012, 2011 and 2010.

The components used to calculate basic and diluted earnings per share follows:

	Years Ended December 31,		
(Dollars in thousands, except per share data)	2012	2011	2010
Basic earnings and shares:			
Net income	**$ 6,757**	$ 3,825	$ 1,406
Weighted-average basic shares outstanding	**7,969,104**	8,188,843	8,424,394
Basic earnings per share	**$ 0.85**	$ 0.47	$ 0.17
Diluted earnings and shares:			
Net income	**$ 6,757**	$ 3,825	$ 1,406
Weighted-average basic shares outstanding	**7,969,104**	8,188,843	8,424,394
Add: Effect of dilutive outstanding equity-based shares	**1,799**	1,219	7,888
Weighted-average diluted shares outstanding	**7,970,903**	8,190,062	8,432,282
Diluted earnings per share	**$ 0.85**	$ 0.47	$ 0.17

NOTE 18. STOCK PLANS AND STOCK-BASED COMPENSATION

Equity Incentive Plans

On May 17, 2006, the Company's stockholders approved the 2006 Equity Incentive Plan (the "Plan"). The purpose of the Plan is to promote the long-term growth and profitability of Heritage Financial Group, Inc, to provide directors, advisory directors, officers and employees of Heritage Financial Group, Inc. and its affiliates with an incentive to achieve corporate objectives, to attract and retain individuals of outstanding competence, and to provide such individuals with an equity interest in Heritage Financial Group, Inc. Under the Plan, the Compensation Committee of the Board of Directors has discretion to award up to 645,990 shares, of which 461,422 were available as stock options or stock appreciation rights and 184,568 shares were available as restricted stock awards. As of December 31, 2012, there were approximately 12,800 restricted stock awards and 49,593 options available to be granted from the 2006 Plan.

On June 22, 2011, the Company's stockholders approved the 2011 Equity Incentive Plan (the "2011 Plan"). Under the 2011 Plan, the Compensation Committee has the discretion to award up to 573,481 shares, of which 409,429 were available as stock options or stock appreciation rights and 163,852 were available as restricted stock awards. As of December 31, 2012, there were approximately 31,082 restricted stock awards and 48,419 options available to be granted from the 2011 Plan.

The Company granted restricted awards that may not be sold or otherwise transferred until certain restrictions have lapsed. The unearned compensation related to these awards is being amortized to compensation expense over the period the restrictions lapse (generally one to five years). The share-based expense for these awards was determined based on the market price of the Company's stock at the date of grant applied to the total number of shares that were anticipated to fully vest, amortized over the vesting period.

Notes to Consolidated Financial Statements

Stock Options

A summary of the status of the two plans, along with changes during the periods then ended, follows:

	December 31,					
	2012		2011		2010	
(Dollars in thousands, except per share data)	Number	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
Under option, beginning of period	**738,560**	**$ 13.51**	416,791	$ 14.90	416,791	$ 14.90
Granted	**31,900**	**13.25**	346,870	11.95	–	–
Exercised	**–**	**–**	–	–	–	–
Forfeited	**5,326**	**11.99**	(7,219)	14.55	–	–
Expired	–	–	(17,882)	15.44	–	–
Under option, end of period	**765,132**	**$ 13.51**	738,560	$ 13.51	416,791	$ 14.90
Exercisable at end of period	**456,940**	**$ 14.48**	386,091	$ 14.94	323,787	$ 14.99
Weighted average fair value per option of options granted during period		**$ 282**		$ 2,692		$ –
Total grant date fair value of options vested during the period		**$ 535**		$ 300		$ 305
Total intrinsic value of options exercised during the period		**$ –**		$ –		$ –
Shares available for grant		**98,012**		117,673		36,446

The following table presents information on stock options outstanding for the period shown, less estimated forfeitures:

	Years Ended December 31,		
(Dollars in thousands, except per share data)	2012	2011	2010
Stock options vested and expected to vest:			
Number	**765,132**	738,560	416,791
Weighted Average Exercise Price	**$ 13.51**	$ 13.51	$ 14.90
Aggregate Intrinsic Value	**–**	–	–
Weighted Average Contractual Term of Options	**5.9 years**	6.8 years	5.5 years
Stock options vested and currently exercisable:			
Number	**456,940**	386,091	323,787
Weighted Average Exercise Price	**$ 14.48**	$ 14.94	$ 14.99
Aggregate Intrinsic Value	**–**	–	–
Weighted Average Contractual Term of Options	**4.1 years**	4.4 years	5.4 years

Notes to Consolidated Financial Statements

A further summary of the options outstanding at December 31, 2012 follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted-Average Contractual Life in Years	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
$ 14.97	**377,214**	**3.6**	**$ 14.97**	**377,214**	**$ 14.97**
$ 19.85	**2,094**	**4.1**	**$ 19.85**	**2,094**	**$ 19.85**
$ 13.43	**7,788**	**5.2**	**$ 13.43**	**6,363**	**$ 13.43**
$ 8.32	**5,026**	**7.1**	**$ 8.32**	**3,015**	**$ 8.32**
$ 12.35	**12,000**	**8.2**	**$ 12.35**	**2,400**	**$ 12.35**
$ 11.94	**329,110**	**8.7**	**$ 11.94**	**65,854**	**$ 11.94**
$ 13.26	**31,900**	**9.8**	**$ 13.26**	**–**	**$ 13.26**
	765,132	**5.9**	**$ 13.51**	**456,940**	**$ 14.48**

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatilities are based on historical volatility of the Company's stock. Expected dividends are based on expected dividend trends and the expected market price of the Company's stock price at grant. Historical data is used to estimate option exercises and employee terminations within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The Company granted 31,900 options on October 1, 2012 from the 2011 Equity Incentive Plan. In 2011, the Company granted 12,000 options on January 1, 2011 from the 2006 Equity Incentive Plan, and, on July 1, 2011, the Company granted 334,870 options from the new 2011 Equity Incentive Plan. There were no options granted during the year ended December 31, 2010. The assumptions listed in the table below were used for the options granted in the period indicated.

	Years Ended December 31,		
	2012	2011	2010
Weighted-average risk-free interest rate	**1.25%**	2.55%	–
Weighted average expected life of the options	**7.5 years**	7.5 years	–
Weighted average expected dividends (as a percent of the fair value of the stock)	**1.82%**	1.64%	–
Weighted-average expected volatility	**87.71%**	80.46%	–

For the years ended December 31, 2012, 2011, and 2010, the Company recognized pre-tax compensation expense related to stock options of approximately $549,000, $392,000, and $312,000, respectively. At December 31, 2012, there was approximately $2.1 million of unrecognized compensation related to stock options.

Restricted Stock

At December 31, 2012, restricted stock grants covering 171,934 shares of common stock had been issued less 166 shares forfeited in 2012 leaving 12,800 shares available for grant from the 2006 Equity Incentive Plan. Additionally, at December 31, 2012, restricted stock grants covering 132,930 shares of common stock had been issued, 160 had been forfeited and 31,082 shares were available for grant from the 2011 Equity Incentive Plan.

Notes to Consolidated Financial Statements

Restricted stock grants are made at the discretion of the Board of Directors. Compensation expense for restricted stock is based on the market price of the Company stock at the time of the grant and amortized on a straight-line basis over the vesting period which is currently five years for all grants issued. Recipients of restricted stock do not pay any cash consideration to the Company for the shares, have the right to vote all shares subject to such grant and receive all dividends with respect to such shares, whether or not the shares have vested. The restriction is based upon continuous service. The Company awarded 15,600 shares of restricted stock on October 1, 2012 from the 2011 Equity Incentive Plan. In 2011, the Company awarded 4,000 shares of restricted stock on January 1, 2011 from the 2006 Equity Incentive Plan and 117,530 shares of restricted stock from the 2011 Equity Incentive Plan on July 1, 2011. Restricted stock consists of the following:

	December 31,					
	2012		2011		2010	
	Restricted Shares	Weighted-Average Market Price at Grant	Restricted Shares	Weighted-Average Market Price at Grant	Restricted Shares	Weighted-Average Market Price at Grant
Balance, beginning of period	**123,910**	**$ 11.94**	37,705	$ 14.60	71,213	$ 14.74
Granted	**15,600**	**13.26**	121,530	11.95	–	–
Vested	**(25,389)**	**11.95**	(32,256)	14.85	(33,508)	14.90
Forfeited	**(326)**	**12.70**	(3,069)	14.50	–	–
Balance, end of period	**113,795**	**$ 12.12**	123,910	$ 11.94	37,705	$ 14.60

The balance of unearned compensation related to these restricted shares as of December 31, 2012 is $1.2 million which is expected to be recognized over a weighted-average of 3.69 years. Total compensation expense recognized for the restricted shares granted to employees and directors for the years ended December 31, 2012, 2011, and 2010 was approximately $309,000, $336,000 and $497,000, respectively.

NOTE 19. DERIVATIVE FINANCIAL INSTRUMENTS

The Company's asset-liability management policy allows the use of certain derivative financial instruments for hedging purposes in managing the Company's interest rate risk. The Company does not enter into derivatives or other financial instruments for trading or speculative purposes. A derivative is a financial instrument that derives its cash flows, and therefore its value, by reference to an underlying instrument, index or referenced interest rate. The most common derivative instruments include interest rate swaps, caps, floors and collars.

Derivative Instruments – Interest Rate Swap Agreement

The Company is exposed to interest rate risk in the course of its business operations and manages a portion of this risk through the use of a derivative financial instrument, in the form of an interest rate swap (cash flow hedge). The Company accounts for its interest rate swap in accordance with ASC 815, Derivatives and Hedging, which requires that all derivatives be recognized as assets or liabilities in the balance sheet at fair value.

The Company utilizes the interest rate swap agreement to essentially convert a portion of its variable-rate debt to a fixed rate (cash flow hedge). For derivatives designated as hedging exposure to variable cash flows of a forecasted transaction (cash flow hedge), the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings or when the hedge is terminated. The ineffective portion of the gain or loss is reported in earnings immediately. For derivatives that are not designated as hedging instruments, changes in the fair value of the derivatives are recognized in earnings immediately. In applying hedge accounting for derivatives, the Company establishes a method for assessing the effectiveness of the hedging derivative and a measurement approach for determining any ineffective aspect of the hedge upon the inception of the hedge.

Notes to Consolidated Financial Statements

Cash Flow Hedge of Interest Rate Risk

In 2007, the Company entered into three, 5-year interest rate swap agreements totaling a $20 million notional amount to hedge against interest rate risk in a declining rate environment. As a cash flow hedge, the portion of the change in the fair value of the derivative that has been deemed highly effective is recognized in other comprehensive income until the related cash flows from the hedged item are recognized in earnings. At December 31, 2007, the Company reported a $234,838 gain, net of a $156,558 tax effect, in other comprehensive income related to cash flow hedges.

In March 2008, the Company terminated these swap agreements for a cash payment from its counterparty in the amount of $898,725. This gain, net of tax, is reported as a component of other comprehensive income, and will be accreted to interest income over the remaining life of the swap agreements. As of December 31, 2012 and 2011, the Company had a balance of $- and $163,000, respectively, of unaccreted gain related to these swap agreements.

For the years ended December 31, 2012, 2011 and 2010, the Company recorded interest income of $163,000, $248,000, $352,000, respectively, on the accretion of terminated cash flow hedges.

During the first quarter 2012, the Company entered into a forward starting interest rate swap agreement with a notional amount of $50.0 million to protect against variability in the expected future cash flows attributed to changes in the benchmark interest rate Libor beginning February 1, 2016 and ending February 1, 2024 on the designated notional amount of variable rate Bank debt.

The Company recognized an after-tax unrealized loss on its cash flow hedge in other comprehensive income of $1.3 million for the year ended December 31, 2012.

The Company recognized a $2.2 million cash flow hedge liability in other liabilities on the balance sheet at December 31, 2012. There was no ineffectiveness in the cash flow hedge during the year ended December 31, 2012.

Credit risk related to the derivative arises when amounts receivable from the counterparty (derivative dealer) exceed those payable. The Company controls the risk of loss by only transacting with derivative dealers that are national market makers whose credit ratings are strong. Each party to the interest rate swap is required to provide collateral in the form of cash or securities to the counterparty when the counterparty's exposure to a mark-to-market replacement value exceeds certain negotiated limits. These limits are typically based on current credit ratings and vary with ratings changes. As of December 31, 2012, the Company was required to provide collateral of $2.3 million for the derivative. Also, the Company has a netting agreement with the counterparty.

Derivative Instruments – Mortgage Lending Activities

The Company maintains a risk management program to manage interest rate risk and pricing risk associated with its mortgage lending activities. The risk management program includes the use of forward contracts and other derivatives that are recorded in the financial statements at fair value and are used to offset changes in value of the mortgage inventory due to changes in market interest rates. As a normal part of its operations, the Company enters into derivative contracts to economically hedge risks associated with overall price risk related to Interest Rate Lock Commitments ("IRLCs") and mortgage loans held-for-sale for which the fair value option has been elected. Fair value changes occur as a result of interest rate movements as well as changes in the value of the associated servicing rights. Derivative instruments used include forward commitments, mandatory commitments and best effort commitments. All derivatives are carried at fair value in the Consolidated Balance Sheets in other assets or other liabilities. A net gain of $287,000 was recorded for all related commitments as of December 31, 2012, which is the first period fair value was adopted by the Company.

The Company's risk management derivatives are based on underlying risks primarily related to interest rates and forward sales commitments. Forwards are contracts for the delayed delivery or net settlement of an underlying instrument, such as a mortgage loan, in which the seller agrees to deliver on a specified future date, either a specified instrument at a specified price or yield or the net cash equivalent of an underlying instrument. These hedges are used to preserve the Company's position relative to future sales of loans to third parties in an effort to minimize the volatility of the expected gain on sale from changes in interest rate and the associated pricing changes, see Note 23 Fair Value Measurements for further information.

Notes to Consolidated Financial Statements

Credit and Market Risk Associated with Derivatives

Derivatives expose the Company to credit risk. If the counterparty fails to perform, the credit risk at that time would be equal to the net derivative asset position, if any, for that counterparty. The Company minimizes the credit or repayment risk in derivative instruments by entering into transactions with high quality counterparties that are reviewed periodically by the Company's Risk Management area. The Company's derivative positions were as follows:

	Contract Amount	
	December 31,	
(Dollars in thousands)	2012	2011
Fannie Mae mortgage-backed securities		
Forward commitments	**$ 13,500**	$ -
Mandatory loan sale commitments	**17,241**	-
Best efforts sale commitments	**18,366**	7,471
Total commitments	**$ 49,107**	$ 7,471

NOTE 20. COMMITMENTS AND CONTINGENCIES

Loan Commitments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the Company's commitments is as follows:

	December 31,	
(Dollars in thousands)	2012	2011
Commitments to extend credit	**$ 98,492**	$ 82,165
Commitments to originate loans	**36,887**	-
Standby letters of credit	**1,371**	501
	$136,750	$ 82,666

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral is required in instances which the Company deems necessary.

At December 31, 2012 and 2011, the carrying amount of liabilities related to the Company's obligation to perform under financial standby letters of credit was insignificant. The Company has not been required to perform on any financial standby letters of credit and the Company has not incurred any losses on financial standby letters of credit for the years ended December 31, 2012 and 2011.

Notes to Consolidated Financial Statements

Contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company's financial statements at December 31, 2012.

NOTE 21. CONCENTRATIONS OF CREDIT

The Company makes commercial, residential, construction, agricultural, agribusiness and consumer loans to customers primarily in counties in south and central Georgia and north central Florida. A majority of the Company's customers' abilities to honor their contracts is dependent on the business economy in the geographical areas served by the Bank.

A substantial portion of the Company's loans are secured by real estate in the Company's primary market areas. In addition, a substantial portion of the other real estate owned is located in those same markets. Accordingly, the ultimate collectability of a substantial portion of the Company's loan portfolio and the recovery of a substantial portion of the carrying amount of other real estate owned are susceptible to changes in real estate conditions in the Company's primary market area.

Based on the capital level at December 31, 2012, the maximum amount under Georgia law that the Bank could loan to any one borrower and the borrower's related entities was $21.0 million for fully secured loans and $12.6 million for all other loans. Internally, management has set a limit of $5.0 million. These internal limits may be exceeded by approval of the Board of Directors.

NOTE 22. REGULATORY MATTERS

The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2012, there was approximately $3.7 million available for dividend declaration without regulatory approval.

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier I capital, as defined by the regulations, to risk-weighted assets, as defined, and of Tier I capital to average assets, as defined. Management believes, as of December 31, 2012 and 2011, the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2012 and 2011, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category. Prompt corrective action provisions are not applicable to bank holding companies.

Notes to Consolidated Financial Statements

The Company and the Bank's actual capital amounts and ratios are presented in the following table.

(Dollars in thousands)	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2012						
Total Capital to Risk Weighted Assets						
Consolidated	**$ 128,381**	**18.4%**	**$ 55,697**	**8.0%**	**$ N/A**	**–**
HeritageBank of the South	**111,762**	**16.4%**	**54,359**	**8.0%**	**67,949**	**10%**
Tier I Capital to Risk Weighted Assets						
Consolidated	**$ 119,881**	**17.2%**	**$ 27,849**	**4.0%**	**$ N/A**	**–**
HeritageBank of the South	**103,248**	**15.2%**	**27,180**	**4.0%**	**40,769**	**6.0%**
Tier I Capital to Average Assets:						
Consolidated	**$ 119,881**	**11.0%**	**$ 43,498**	**4.0%**	**$ N/A**	**–**
HeritageBank of the South	**103,248**	**9.6%**	**43,186**	**4.0%**	**53,982**	**5.0%**
As of December 31, 2011:						
Total Capital to Risk Weighted Assets						
Consolidated	$ 127,854	22.4%	$ 45,570	8.0%	$ N/A	–
HeritageBank of the South	102,208	18.8%	43,603	8.0%	54,504	10.0%
Tier I Capital to Risk Weighted Assets						
Consolidated	$ 121,033	21.2%	$ 22,785	4.0%	$ N/A	–
HeritageBank of the South	95,357	17.5%	21,802	4.0%	32,703	6.0%
Tier I Capital to Average Assets						
Consolidated	$ 121,033	11.2%	$ 43,407	4.0%	$ N/A	–
HeritageBank of the South	95,357	8.9%	43,017	4.0%	53,722	5.0%

Heritage Financial Group, Inc. is subject to Georgia capital requirements for holding companies.

At December 31, 2012, Heritage Financial Group, Inc. had total equity of $120.6 million or 11.0% of total assets as of that date. Under Georgia capital requirements for holding companies, Heritage Financial Group, Inc. had Tier I leverage capital of $119.9 million or 11.0%, which was $76.4 million above the 4.0% requirement.

Under federal law, the Bank is subject to the qualified thrift lender test. The qualified thrift lender test requires a savings institution to have at least 65% of its portfolio assets in housing related to finance and other specified areas. If this test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or the Bank must convert to a commercial bank charter. Management believes that this test is met.

As a Georgia savings bank, the Bank is subject to less restrictive regulations. Under Georgia regulations, the Bank is required to have no more than 50% of its assets in commercial real estate and business loans.

A reconciliation of the Bank's capital included in its balance sheets and the regulatory capital amounts follows:

(Dollars in thousands)	December 31, 2012	December 31, 2011
Total capital per balance sheet	**$ 104,016**	$ 99,893
Regulatory capital adjustments:		
Net unrealized losses on available for sale securities	**(1,245)**	(1,433)
Accumulated net gains on cash flow hedges	**5,093**	3,509
Disallowed goodwill and other disallowed intangible assets	**(4,234)**	(4,848)
Disallowed deferred tax assets	**(382)**	(1,764)
Total Tier 1 Capital	**103,248**	95,357
Allowance for loan and lease losses includible in Tier 2 capital	**8,500**	6,821
Unrealized gains on available for sale equity,securities includible in Tier 2 capital	**14**	30
Total Tier 1 and 2 Capital	**$ 111,762**	$ 102,208

Notes to Consolidated Financial Statements

NOTE 23. FAIR VALUE MEASUREMENTS

Determination of Fair Value

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Current accounting guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

Fair Value Hierarchy

The three levels of the fair value hierarchy are described below:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not active, or inputs that are observable, either directly, for substantially the full term of the asset or liability. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals;

Level 3 Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

In instances where the determination of the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Fair Value Option

Fair Value Measurements and Disclosures (ASC 820) allow companies to report selected financial assets and liabilities at fair value. The changes in fair value are recognized in earnings and the assets and liabilities measured under this methodology are required to be displayed separately on the balance sheet. In certain circumstances, fair value enables a company to more accurately align its financial performance with the economic value of hedged assets. Fair value enables a company to mitigate the non-economic earnings volatility caused from financial assets and financial liabilities being carried at different bases of accounting, as well as to more accurately portray the active and dynamic management of a company's balance sheet.

The Company elected to record mortgage loans held-for-sale at fair value as of September 30, 2012. The following is a description of mortgage loans held for sale including the specific reasons for electing fair value and the strategies for managing these assets on a fair value basis.

Mortgage Loans Held-for-Sale

The Company records mortgage loans held-for-sale at fair value in order to eliminate the complexities and inherent difficulties of achieving hedge accounting and to better align reported results with the underlying economic changes in value of the loans and related hedge instruments. This election impacts the timing and recognition of origination fees and costs, as well as servicing value, which are now recognized in earnings at the time of origination. Interest income on mortgage loans held-for-sale is recorded on an accrual basis in the consolidated statement of income under the heading "Interest income – loans, including fees". The mark to market adjustments related to loans held-for-sale and the associated economic hedges are captured in mortgage banking activities.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The primary financial instruments that the Company carries at fair value include investment securities, derivative instruments, and mortgage loans held-for-sale.

The Company used the following methods and significant assumptions to estimate fair value for assets and liabilities measured on a recurring basis.

Notes to Consolidated Financial Statements

Securities: Securities in an active market where quoted prices are available are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government securities and certain other financial products. If quoted market prices are not available, then fair values are estimated by using pricing models that use observable inputs or quoted prices of securities with similar characteristics and are classified within Level 2 of the valuation hierarchy. In certain cases where there is limited activity or less transparency around inputs to the valuation and more complex pricing models or discounted cash flows are used.

Mortgage loans held-for-sale: The fair value of mortgage loans held-for-sale is based on what secondary markets are currently offering for portfolios with similar characteristics predominantly consisting of those conforming to government sponsored entity or agency standards. The fair value measurements consider observable data that may include market trade pricing from brokers and the mortgage-backed security markets.

The Company classifies IRLC on residential mortgage loans held-for-sale on a gross basis within other liabilities or other assets. The fair value of these commitments, while based on interest rates observable in the market, is highly dependent on the ultimate closing of the loans. Projected "pull-through" rates are determined quarterly by the Mortgage Division, using the Company's historical data and the current interest rate environment to reflect the Company's best estimate of the likelihood that a commitment will ultimately result in a closed loan. The loan servicing value is also included in the fair value of IRLCs.

Derivative assets and liabilities: The Company uses derivatives to manage various financial risks. The fair values of derivative financial instruments are determined based on quoted market prices, dealer quotes and internal pricing models that are primarily sensitive to market observable data. The fair value of interest rate lock commitments, which are related to mortgage loan commitments, is based on quoted market prices adjusted for commitments that the Company does not expect to fund.

The credit risk associated with the underlying cash flows of an instrument carried at fair value was a consideration in estimating the fair value of certain financial instruments. Credit risk was considered in the valuation through a variety of inputs, as applicable, including, the actual default and loss severity of the collateral, and level of subordination. The assumptions used to estimate credit risk applied relevant information that a market participant would likely use in valuing an instrument. Because mortgage loans held-for-sale are sold within a few weeks of origination, it is unlikely to demonstrate any of the credit weaknesses discussed above and as a result, there were no credit related adjustments to fair value during the twelve month periods ended December 31, 2012.

The following tables present financial assets measured at fair value at December 31, 2012 and 2011, on a recurring basis and the change in fair value for those specific financial instruments in which fair value has been elected. The changes in the fair value of economic hedges were also recorded in mortgage banking activities and are designed to partially offset the change in fair value of the mortgage loans held-for-sale and interest rate lock commitments referenced in the following tables.

	Recurring Fair Value Measurements at December 31, 2012			
(Dollars in thousands)	Total Carrying Value	(Level 1)	(Level 2)	(Level 3)
Assets				
Available for sale investment securities:				
U.S. Government sponsored agencies (GSEs)	$ 21,019	$ –	$ 21,019	$ –
State and municipal securities	41,573	–	41,573	–
Corporate debt securities	1,020	–	1,020	–
GSE residential mortgage-backed securities	157,497	–	157,497	–
Equity securities	297	93	204	–
Total available for sale investment securities	221,406	93	221,313	–
Mortgage loans held for sale	15,608	–	15,608	–
Other assets [1]	287	–	–	287
Total assets at fair value	$ 237,301	$ 93	$ 236,921	$ 287
Liabilities				
Interest rate swap – cash flow hedge	$ 2,158	$ –	$ 2,158	$ –
Total liabilities at fair value	$ 2,158	$ –	$ 2,158	$ –

Notes to Consolidated Financial Statements

(Dollars in thousands)	Recurring Fair Value Measurements at December 31, 2011			
	Total Carrying Value	(Level 1)	(Level 2)	(Level 3)
Assets				
Available for sale investment securities:				
U.S. Government sponsored agencies (GSEs)	$ 45,737	$	$ 45,737	$ –
State and municipal securities	48,204		48,204	–
Corporate debt securities	1,956		1,956	–
GSE residential mortgage-backed securities	162,963		162,963	–
Equity securities	157	66	91	–
Total available for sale investment securities	259,017	66	258,951	–
Total assets at fair value	$ 259,017	$ 66	$ 258,951	$ –
Liabilities				
Interest rate swap – cash flow hedge	$ –	$ –	$ –	$ –
Total liabilities at fair value	$ –	$ –	$ –	$ –

(1) This amount includes mortgage related interest rate lock commitments and derivative financial instruments to hedge interest rate risk. Interest rate lock commitments were recorded on a gross basis.

The following tables present a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2012. There were no transfers into or out of Level 3. There were no transfers between Level 1, and Level 2 during the year ended December 31, 2012.

(Dollars in thousands)	Other Assets [1] The Year Ended December 31, 2012
Beginning Balance December 31, 2011	$ –
Total gains (losses) included in earnings: [2]	
Issuances	**437**
Settlements and closed loans	**(150)**
Expirations	–
Total gains (losses) included in other comprehensive income	–
Ending Balance December 31, 2012 [3]	**$ 287**

(1) Includes mortgage related IRLCs and derivative financial instruments entered into to hedge interest rate risk.
(2) Amounts included in earnings are recorded in mortgage banking activities.
(3) Represents the amount included in earnings attributable to the changes in unrealized gains/losses relating to IRLCs and derivatives still held at period end.

There were no assets or liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2011.

A significant unobservable input utilized in the determination of fair value of other assets and liabilities was a pull through rate, which was 77% as of December 31, 2012. A pull through rate is management's assumption as to the percentage of loans in the pipeline that will close and eventually fund. It is based on the Company's historical fall-out activity. Significant increases in this input in isolation would result in a significantly higher fair value measurement and significant decreases would result in a significantly lower fair value measurement. In addition, IRLCs' fair value includes mortgage servicing rights that do not trade in an active market with readily observable prices. Accordingly, the fair value is estimated based on a valuation model which calculates the present value of estimated future net servicing income. The model incorporates assumptions that market participants use in estimating future net servicing income, including estimates of prepayment speeds, market discount rates, cost to service, float earnings rates, and other ancillary income, including late fees.

Notes to Consolidated Financial Statements

(Dollars in thousands)	For Items Measured at Fair Value Pursuant to Election of the Fair Value Option: Fair Value Gain related to Mortgage Banking Activities Twelve Months Ended December 31, 2012	2011
Mortgage loans held for sale	$ 618	$ –

The following tables present the difference between the aggregate fair value and the aggregate unpaid principal balance of loans held-for-sale including escrow for which the fair value option has been elected as of December 31, 2012 and 2011.

	December 31, 2012		
(Dollars in thousands)	Aggregate Fair Value	Aggregate Unpaid Principal Balance with Escrow Under FVO	Fair Value Over Unpaid Principal
Loans held for sale	$ 15,608	$ 15,277	$ 331

	December 31, 2011		
(Dollars in thousands)	Aggregate Fair Value	Aggregate Unpaid Principal Balance with Escrow Under FVO	Fair Value Over Unpaid Principal
Loans held for sale	$ 7,471	$ 7,471	$ –

Assets Measured at Fair Value on a Nonrecurring Basis

Certain financial assets are measured at fair value on a nonrecurring basis. Adjustments to the fair market value of these assets usually result from the application of lower-of-cost-or-market accounting or write-downs of individual assets.

The following is a description of the valuation methodologies used for instruments measured at fair value on a non-recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Impaired Loans: Loan impairment is reported when full payment under the loan terms is not expected. In accordance with the provisions of the loan impairment guidance (ASC 310-10-35), individual loans are carried at their fair value. Write downs of impaired loans are estimated using the present value of expected cash flows or the appraised value of the underlying collateral discounted as necessary due to management's estimates of changes in economic conditions. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. If these allocations cause the allowance for loan losses to require an increase, such increase is reported as a component of the provision for loan losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan is confirmed. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the loan impairment as non-recurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the loan impairment as non-recurring Level 3.

OREO (including covered): Foreclosed assets are adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the foreclosed assets as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed asset as nonrecurring Level 3.

Notes to Consolidated Financial Statements

The following table summarizes financial assets measured at fair value on a nonrecurring basis:

	Non Recurring Fair Value Measurements at December 31, 2012			
(Dollars in thousands)	Total Carrying Value	(Level 1)	(Level 2)	(Level 3)
Assets				
Impaired Loans [1]	**$ 14,684**	**$ –**	**$ –**	**$ 14,684**
OREO	**3,242**	**–**	**–**	**3,242**
Covered OREO	**9,467**	**–**	**–**	**9,467**
Total	**$ 27,393**	**$ –**	**$ –**	**$ 27,393**

	Non Recurring Fair Value Measurements at December 31, 2011			
(Dollars in thousands)	Total Carrying Value	(Level 1)	(Level 2)	(Level 3)
Assets				
Impaired Loans [1]	$ 11,371	$ –	$ –	$ 11,371
OREO	3,362	–	–	3,362
Covered OREO	10,047	–	–	10,047
Other foreclosed assets	32	–	–	32
Total	$ 24,812	$ –	$ –	$ 24,812

(1) Amounts represent the fair value of collateral for impaired loans allocated to the allowance for loan and lease losses. Fair values are determined using actual market prices (Level 1), independent third party valuations and borrower records, discounted as appropriate (Level 3).

The following table presents quantitative information about financial and nonfinancial assets measured at fair value on a nonrecurring basis using Level 3 valuation inputs:

Quantitative Information about Level 3 Fair Value Measurements:

(Dollars in thousands)	Fair Value at December 31, 2012	Valuation Technique	Unobservable Input	Range (Weighted Average)
Impaired loans	**$ 14,684**	Discounted appraisals [1]	Appraisal adjustments [2]	0% to 97% (71%)
OREO	**3,242**	Discounted appraisals [1]	Appraisal adjustments [2]	10% to 100% (34%)
Covered OREO	**9,467**	Discounted appraisals [1]	Appraisal adjustments [2]	0% to 100% (74%)

(1) Fair value is generally based on appraisals of the underlying collateral.
(2) Appraisals may be adjusted by management for customized discounting criteria, estimated sales costs, and proprietary qualitative adjustments such as historical loss experience on the type of collateral.

Assets and Liabilities Not Measured at Fair Value on a Recurring or Nonrecurring Basis

The following is a description of the valuation methodologies used for instruments not measured at fair value on a recurring or non-recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Cash and short-term investments: The carrying amounts reported in the Consolidated Balance Sheets for cash and short-term investments, such as federal funds sold, approximated the fair value of those instruments. The Company classifies cash and short-term investments in Level 1 of the fair value hierarchy.

Other Investments: The carrying amount of Federal Home Loan Bank Stock and other equity securities approximates fair value. The Company classifies Federal Home Loan Bank stock and other equity securities in Level 3 of the fair value hierarchy.

Notes to Consolidated Financial Statements

FDIC Loss-Share Receivable: Because the FDIC will reimburse the Company for certain acquired loans, should the Company experience a loss, an indemnification asset is recorded at fair value at the acquisition date. The indemnification asset is recognized at the same time as the indemnified loans and measured on the same basis, subject to collectability or contractual limitations. The shared- loss agreements on the acquisition date reflect the reimbursements expected to be received from the FDIC, using an appropriate discount rate, which reflects counterparty credit risk and other uncertainties. The shared-loss agreements continue to be measured on the same basis as the related indemnified loans, and the loss share receivable is impacted by changes in estimated cash flows associated with these loans.

Loans: The carrying amount of variable-rate loans that reprice frequently and have no significant change in credit risk approximates fair value. The fair value of fixed-rate loans is estimated based on discounted contractual cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. The fair value of impaired loans is estimated based on discounted contractual cash flows or underlying collateral values, where applicable.

Covered Loans: Covered loans include loans on which the majority of losses would be covered by loss-sharing agreements with the FDIC. Management initially valued these assets at fair value using mostly unobservable inputs and, as such, has classified these assets as Level 3.

Deposits: The carrying amount of demand deposits, savings deposits and variable-rate certificates of deposit approximates fair value. The fair value of fixed-rate certificates of deposit is estimated based on discounted contractual cash flows using interest rates currently being offered for certificates of similar maturities.

Federal Funds Purchased and Securities Sold Under Repurchase Agreements: The fair value of fixed rate federal funds purchased and securities sold under repurchase agreements is estimated based on discounted contractual cash flows using the current incremental borrowing rates for similar type borrowing arrangements.

Other Borrowings: The carrying amount of variable rate advances approximates fair value. The fair value of fixed rate advances is estimated based on discounted contractual cash flows using the current incremental borrowing rates for similar type borrowing arrangements.

The following tables present the assets that are measured at fair value on a non-recurring basis by level within the fair value hierarchy as reported on the consolidated statements of financial position.

	Fair Value Measurements at December 31, 2012				
(Dollars in thousands)	Carrying Value	Total Fair Value	Level 1	Level 2	Level 3
Assets:					
Cash and short-term investments	$ 43,692	$ 43,692	$ 43,692	$ -	$ -
Other investments	5,340	5,340	-	-	5,340
Loans, net, excluding covered loans	597,579	607,018	-	-	607,018
Covered loans	72,425	72,425	-	-	72,425
FDIC loss-share receivable	60,731	60,731		-	60,731
Total assets at fair value	$ 779,767	$ 789,206	$ 43,692	$ -	$ 745,514
Liabilities					
Deposits	$ 869,554	862,726	$ -	$ -	$ 862,726
Federal funds purchased and securities Sold under repurchase agreements	33,219	32,812	32,812	-	-
Other borrowings	60,000	63,985		-	63,985
Total liabilities at fair value	$ 962,773	$ 959,523	$ 32,812	$ -	$ 926,711

Notes to Consolidated Financial Statements

(Dollars in thousands)	Fair Value Measurements at December 31, 2011				
	Carrying Value	Total Fair Value	Level 1	Level 2	Level 3
Assets:					
Cash and short-term investments	$ 99,375	$ 99,375	$ 99,375	$ –	$ –
Other investments	5,077	5,077	–	–	5,077
Loans, net, excluding covered loans	453,163	437,737	–	–	437,737
Covered loans	107,457	107,457	–	–	107,457
FDIC loss-share receivable	83,901	83,901		–	83,901
Total assets at fair value	$ 748,973	$ 733,547	$ 99,375	$ –	$ 634,172
Liabilities					
Deposits	$ 884,187	$ 875,317	$ –	$ –	$ 875,317
Federal funds purchased and securities Sold under repurchase agreements	35,049	35,049	35,049	–	–
Other borrowings	35,000	38,161	–	–	38,161
Total liabilities at fair value	$ 954,236	$ 948,527	$ 35,049	$ –	$ 913,478

Current accounting guidance requires fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on settlements using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets, and, in many cases, could not be realized in immediate settlement of the instrument. Current accounting guidance excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

NOTE 24. CONDENSED FINANCIAL INFORMATION OF HERITAGE FINANCIAL GROUP, INC. (PARENT COMPANY ONLY)

Condensed Balance Sheets

(Dollars in thousands)	December 31, 2012	December 31, 2011
Assets		
Cash and due from banks	**$ 13,901**	$ 21,686
Other equity securities, at cost	**1,010**	1,010
Investment in subsidiary	**104,015**	99,893
Premises and equipment, net	**439**	450
Other assets	**1,381**	1,475
Total assets	**$ 120,746**	$ 124,514
Liabilities		
Other liabilities	**$ 97**	$ 378
Stockholders' equity	**120,649**	124,136
Total liabilities and stockholders' equity	**$ 120,746**	$ 124,514

Notes to Consolidated Financial Statements

Condensed Statements of Operations

(Dollars in thousands)	Years Ended December 31, 2012	2011	2010
Income			
Dividends from subsidiary	**$ 2,186**	$ –	$ –
Interest	**–**	15	39
Other noninterest income	**11**	–	–
Total income	**2,197**	15	39
Expense			
Depreciation	**14**	14	13
Other expense	**1,016**	903	771
Total expense	**1,030**	917	784
Income (loss) before income tax benefits and equity in undistributed earnings of subsidiary	**1,167**	(902)	(745)
Income tax benefits	**356**	356	248
Income (loss) before equity in undistributed earnings of subsidiary	**1,523**	(546)	(497)
Equity in undistributed earnings of subsidiary	**5,234**	4,371	1,903
Net income	**$ 6,757**	$ 3,825	$ 1,406

Notes to Consolidated Financial Statements

Condensed Statements of Cash Flows

(Dollars in thousands)	Years Ended December 31, 2012	2011	2010
Operating Activities			
Net income	**$ 6,757**	$ 3,825	$ 1,406
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	**14**	14	13
Excess tax shortfall related to stock-based compensation plans	**8**	2	14
Stock-based compensation expense	**259**	216	229
Equity in undistributed earnings of subsidiary	**(5,234)**	(4,371)	(1,903)
Other operating activities	**(195)**	(1,079)	99
Total adjustments	**(5,148)**	(5,218)	(1,548)
Net cash provided by (used in) operating activities	**1,609**	(1,393)	(142)
Investing Activities			
Contribution of 50% of proceeds of stock offering to subsidiary	**–**	(16)	(30,730)
Fund ESOP note receivable from conversion and stock offering	**–**	–	(3,277)
Contribution to subsidiary	–	(7,000)	–
Purchase of premises and equipment	**(3)**	–	(2)
Purchases of securities available for sale	**–**	–	(79,994)
Proceeds from maturities of securities available for sale	**–**	25,000	54,998
Proceeds from sale of securities available for sale	**–**	–	–
Proceeds from fair value transfer of securities to bank	–	590	–
Net cash provided by (used in) investing activities	**(3)**	18,574	(59,005)
Financing Activities			
Net proceeds from common stock offering	–	–	61,482
Shares released to employee stock ownership plan	**669**	620	468
Excess tax benefit related to stock-based compensation plans	**(8)**	(2)	(14)
Purchase of shares, net	**(7,220)**	(1,310)	(16)
Dividends paid to stockholders	**(2,832)**	(987)	(854)
Net cash provided by (used in) financing activities	**(9,391)**	(1,679)	61,066
Net increase (decrease) in cash and due from banks	**(7,785)**	15,502	1,919
Cash and due from banks at beginning of period	**21,686**	6,184	4,265
Cash and due from banks at end of period	**$ 13,901**	$ 21,686	$ 6,184

Notes to Consolidated Financial Statements

NOTE 25. STOCK REPURCHASE PLAN

On July 25, 2011, the Company announced that in connection with the 2011 Equity Incentive Plan that a new stock repurchase program was authorized where the Company may repurchase during the coming year up to 163,852 shares, or 2% of its currently outstanding publicly held shares of common stock. As of September 30, 2012, the Company had purchased all 163,852 shares at a weighted average price of $11.43 per share under the plan for a total of $1.9 million.

In December 2011, the Company's Board of Directors authorized another stock repurchase program. The program authorizes the Company to repurchase up to 435,000 shares. As of September 30, 2012, the Company had purchased all 435,000 shares at a weighted average price of $13.04 per share under the plan for a total of $5.7 million.

In October 2012, the Company's Board of Directors approved another stock repurchase program expiring in October 2013, which authorizes the repurchase of 397,000 shares of common stock, or approximately 5% of the shares currently outstanding. As of December 31, 2012, the Company had purchased 72,909 shares at a weighted average price of $13.50 per share for a total of $984,000.

NOTE 26. SUBSEQUENT EVENTS

On March 8, 2013, the Company entered into a definitive whole-bank purchase and assumption agreement with the Federal Deposit Insurance Corporation ("FDIC") to acquire Frontier Bank ("Frontier"), a full-service bank based in LaGrange, Georgia, with total assets of approximately $259.0 million. The Georgia Department of Banking and Finance closed Frontier and appointed the FDIC as receiver.

As a result of this acquisition, the Company assumed approximately $224.0 million in deposits and acquired $111.0 million in loans. In addition to assuming all of the deposits of Frontier, the Company purchased approximately $262.0 million of its assets. The Company did not enter into a loss-share agreement with the FDIC.

Management's Annual Report on Internal Control Over Financial Reporting

The management of Heritage is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed to provide reasonable assurance to the Company's management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles accepted in the United States of America.

The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention of overriding controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making the assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2012.

The Company's independent registered public accounting firm has issued an audit report on Heritage's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Heritage Financial Group, Inc.
and Subsidiary
Albany, Georgia

We have audited the internal control over financial reporting of Heritage Financial Group, Inc. and subsidiary (the "Company") as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated March 15, 2013 expressed an unqualified opinion on those consolidated financial statements.

Mauldin & Jenkins, LLC

Albany, Georgia
March 15, 2013

Market and Dividend Information

The common shares of Heritage Financial Group are listed on the NASDAQ Global Market under the symbol HBOS. As of March 25, 2013, the Company estimates that it had approximately 2,600 stockholders, including approximately 1,017 beneficial owners holding shares in nominee or "street" name.

The following table sets forth the high and low common stock prices and cash dividends paid to public stockholders in 2011 and 2012:

2012	High	Low	Dividends Declared
Fourth quarter	$ 13.97	$11.83	$ 0.24
Third quarter	$ 14.03	$12.42	$ 0.04
Second quarter	$ 13.00	$11.25	$ 0.04
First quarter	$ 12.50	$11.05	$ 0.04
2011			
Fourth quarter	$ 11.93	$10.01	$ 0.03
Third quarter	$ 12.18	$10.05	$ 0.03
Second quarter	$ 12.97	$11.00	$ 0.03
First quarter	$ 13.52	$11.15	$ 0.03

During the fourth quarter of 2012, the Company paid a special one-time dividend of $0.20 in lieu of regular quarterly dividends that would have been anticipated to be paid in 2013. The Company intends to resume paying cash dividends on a quarterly basis in 2014. The continued payment of dividends also will depend on a number of factors, including our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. No assurance can be given that we will continue to pay dividends or that they will not be reduced or eliminated in the future. For information regarding restrictions on the payment of dividends by the Bank to the Company, see Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources in this Annual Report. See also Note 22 of Notes to Consolidated Financial Statements.

The following graph shows the cumulative total return on the common stock of the Company and Predecessor over the past five years compared with the SNL Bank and Thrift Index and the NASDAQ Composite. Cumulative total return on the stock or the index equals the total increase in value since December 31, 2007, assuming reinvestment of all dividends paid into the stock or the index, respectively. The graph was prepared assuming that $100 was invested in the common stock on December 31, 2007, and also in the indices used for comparison purposes. The stockholder returns shown on the performance graph are not necessarily indicative of the future performance of the common stock of the Company or particular index.


$150
$125
$100
$75
$50
$25
Heritage Financial Group, Inc.
NASDAQ Composite
SNL Bank and Thrift
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12

Index	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
	Period Ending					
Heritage Financial Group, Inc.	100.00	82.07	68.64	102.14	98.05	117.76
NASDAQ Composite	100.00	60.02	87.24	103.08	102.26	120.42
SNL Bank and Thrift	100.00	57.51	56.74	63.34	49.25	66.14

721 North Westover Boulevard
Albany, Georgia 31707

www.eheritagebank.com

Stockholders should report lost stock certificates or direct inquiries concerning dividend payments, change of name, address or ownership, or consolidation of accounts to the Company's transfer agent at:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(800) 525-7686

Mauldin & Jenkins, LLC
2303 Dawson Road
Albany, Georgia 31707

Bryan Cave
One Atlantic Center, Fourteenth Floor
1201 W. Peachtree St., N.W.
Atlanta, Georgia 30309

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders as of the record date for the 2013 Annual Meeting upon written request to T. Heath Fountain, Executive Vice President, Heritage Financial Group, Inc., 721 North Westover Boulevard, Albany, Georgia 31707. In addition, the Company makes available free of charge its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed with or furnished to the SEC. The reports are available as soon as reasonably practical after the Company electronically files such material with the SEC, and may be found on the Internet at www.eheritagebank.com, under Investors. Stockholder and other investor-oriented inquiries may be directed to Mr. Fountain at the Company's Executive Offices.

The 2013 Annual Meeting of Stockholders will be held at 10:00 a.m., local time, on Wednesday, May 22, 2013, at the Merry Acres Event Center, 1500 Dawson Road, Albany, Georgia. Stockholders as of March 25, 2013, the record date for the meeting, are cordially invited to attend.


Heritage
FINANCIAL GROUP, INC.

721 North Westover Boulevard
Albany, Georgia 31707